Exhibit (q)(1)

United States

2026 Benchmark Policy Guidelines

www.glasslewis.com

2026 Benchmark Policy Guidelines — United States	2

2026 Benchmark Policy Guidelines — United States	3

2026 Benchmark Policy Guidelines — United States	4

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About Glass Lewis

Glass Lewis is the world’s choice for governance solutions. We enable institutional investors and publicly listed companies to make informed decisions based on research and data. We cover 30,000+ meetings each year, across approximately 100 global markets. Our team has been providing in-depth analysis of companies since 2003, relying solely on publicly available information to inform its policies, research, and voting recommendations.

Our customers include the majority of the world’s largest pension plans, mutual funds, and asset managers, collectively managing over $40 trillion in assets. We have teams located across the United States, Europe, and Asia-Pacific giving us global reach with a local perspective on the important governance issues.

Investors around the world depend on Glass Lewis’ Viewpoint platform to manage their proxy voting, policy implementation, recordkeeping, and reporting. Our industry leading Proxy Paper product provides comprehensive research and voting recommendations weeks ahead of voting deadlines. Public companies can also use our innovative Report Feedback Statement to deliver their opinion on our proxy research directly to the voting decision makers at every investor client in time for voting decisions to be made or changed.

The research team engages extensively with public companies, investors, regulators, and other industry stakeholders to gain relevant context into the realities surrounding companies, sectors, and the market in general. This enables us to provide the most comprehensive and pragmatic insights to our customers.

Join the Conversation Glass Lewis is committed to ongoing engagement with all market participants. info@glasslewis.com | www.glasslewis.com

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Purpose

The purpose of the Benchmark Policy proxy research and advice is to serve as a framework that facilitates shareholder voting in favor of governance structures that will drive performance and promote and maintain long-term shareholder value.

Guidelines Introduction

Summary of Changes for 2026

Glass Lewis evaluates these guidelines on an ongoing basis and formally updates them on an annual basis.

For 2026, the language in this document has been updated to clarify that these guidelines contain the views of the Benchmark Policy. The Benchmark Policy reflects broad investor opinion and widely accepted governance principles and is intended to provide clients with nuanced analysis informed by market best practice, regulation, and prevailing investor sentiment. This change better conveys Glass Lewis’ role as a service provider to a diverse, global client base with a wide spectrum of viewpoints and objectives. The Benchmark Policy represents just one of Glass Lewis’ policy offerings.

In addition, the following noteworthy revisions have been made to the Benchmark Policy, which are summarized below and discussed in greater detail in the relevant section of this document.

Mandatory Arbitration Provisions

The Benchmark Policy guidelines now include a discussion on its approach to mandatory arbitration provisions. Specifically, when evaluating companies’ governing documents following completion of a company’s IPO, spin-off, or direct listing, the Benchmark Policy will review whether a company has adopted a mandatory arbitration provision or other potentially negative governance provisions. In such cases, it may lead the Benchmark Policy to issue a recommendation that shareholders oppose the election of the chair of the governance committee, or, in certain circumstances, the entire committee. In addition, the Benchmark Policy will generally recommend that shareholders vote against any bylaw or charter amendment seeking to adopt a mandatory arbitration provision unless the company provides sufficient rationale and disclosure.

Pay-for-Performance Methodology

The “Pay for Performance” section of these guidelines has been updated to reflect enhancements and modifications to Glass Lewis’s proprietary pay-for-performance model. Rather than a single letter grade of “A” through “F”, the model will use a scorecard-based approach, consisting of up to six tests. Each test will receive a rating, which will be aggregated on a weighted basis to determine an overall score ranging from 0 to 100. To better understand the model, please see the Pay-for-Performance Methodology Overview.

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Clarifying Amendments

The following sections of the Benchmark Policy have been clarified:

Shareholder Rights

The Benchmark Policy’s discussion on cases where the board has amended the company’s governing documents to reduce or remove important shareholder rights has been updated to reflect additional considerations that may lead the Benchmark Policy to recommend that shareholders vote against the chair of the governance committee, or the entire committee. Examples of amendments that could lead to such recommendations include those that: (i) limit the ability of shareholders to submit shareholder proposals; (ii) limit the ability of shareholders to file derivative lawsuits; and (iii) implement plurality voting in lieu of majority voting.

Majority Vote for Election of Directors

The Benchmark Policy’s discussion on voting standards for the election of directors has been updated to make certain clarifying changes and update outdated references. There have been no changes in policy or approach as a result of these updates.

Amendments to the Certificate of Incorporation and/or Bylaws

The Benchmark Policy’s approach to amendments to the certificate of incorporation and/or bylaws has been consolidated into a single section. The Benchmark Policy guidelines now stipulate that it evaluates proposed amendments to a company’s certificate of incorporation and/or bylaws on a case-by-case basis. The Benchmark Policy is strongly opposed to the practice of bundling several amendments under a single proposal because it prevents shareholders from reviewing each amendment on its own merit. In general, the Benchmark Policy will recommend voting for amendments that are unlikely to have a material negative impact on shareholders’ interests.

Supermajority Vote Requirements

The Benchmark Policy’s discussion on supermajority vote requirements has been updated to clarify that, in cases where a company seeks to abolish supermajority voting requirements, the Benchmark Policy will evaluate such proposals on a case-by-case basis. The Benchmark Policy has also been updated to reflect that when companies have a large or controlling shareholder, supermajority vote requirements may be appropriate to protect the interests of minority shareholders and that, in such cases, the Benchmark Policy may oppose the elimination of these requirements.

General Approach to Shareholder Proposals

Noting the dynamic nature of, and impending changes to, the shareholder proposal process in the United States, the Benchmark Policy has adjusted some of its language regarding the general approach to shareholder proposals, including guidance around companies’ treatment of the SEC’s former no-action process. While this

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specific guidance has been removed, the Benchmark Policy will generally approach these matters with the basic premise that shareholders should be afforded the opportunity to vote on matters of material importance. Given ongoing changes and the prospect of additional changes to the shareholder proposal process, the Benchmark Policy may be updated prior to or during the 2026 proxy season should its approach to these matters change or regulatory developments warrant such an update.

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A Board of Directors that Serves Shareholder Interest

Election of Directors

The Benchmark Policy looks for talented boards with a record of protecting shareholders and delivering value over the medium- and long-term. It takes the view that a board can best protect and enhance the interests of shareholders if it is sufficiently independent, has a record of positive performance, and consists of individuals with diverse backgrounds and a breadth and depth of relevant experience.

Independence

The independence of directors, or lack thereof, is ultimately demonstrated through the decisions they make. In assessing the independence of directors, the Benchmark Policy will take into consideration, when appropriate, whether a director has a track record indicative of making objective decisions. Likewise, when assessing the independence of directors, the Benchmark Policy will also consider a director’s track record on other boards that could indicate a lack of objective decision-making. The determination of whether a director is independent or not takes into consideration both compliance with applicable independence listing requirements as well as judgments made by the director.

The Benchmark Policy looks at each director nominee to examine the director’s relationships with the company, the company’s executives, and other directors to evaluate whether personal, familial, or financial relationships (not including director compensation) may impact the director’s decisions. Such relationships may make it difficult for a director to put shareholders’ interests above the director’s or the related party’s interests.

Thus, the Benchmark Policy puts directors into three categories based on an examination of the type of relationship they have with the company:

Independent Director — An independent director has no material financial, familial or other current relationships with the company, its executives, or other board members, except for board service and standard fees paid for that service. Relationships that existed within three to five years1 before the inquiry are usually considered “current” for purposes of this test. For material financial relationships with the company, the Benchmark Policy applies a three-year look back, and for former employment relationships with the company, it applies a five-year look back.

[1]	NASDAQ originally proposed a five-year look-back period but both it and the NYSE ultimately settled on a three-year look-back prior to finalizing their rules. The Benchmark Policy views a five-year standard for former employment relationships as more appropriate, because the unwinding of conflicting relationships between former management and board members is more likely to be complete and final after five years. However, the five-year look-back period is not applied to directors who have previously served as executives of the company on an interim basis for less than one year.

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Affiliated Director — An affiliated director has (or within the past three years, had) a material financial, familial or other relationship with the company or its executives, but is not an employee of the company.2 This includes directors whose employers have a material financial relationship with the company.3 In addition, the Benchmark Policy considers a director who either owns or controls 20% or more of the company’s voting stock, or is an employee or affiliate of an entity that controls such amount, as an affiliate.4

The Benchmark Policy considers 20%+ shareholders as affiliates because they typically have access to, and involvement with, the management of a company that is fundamentally different from that of ordinary shareholders. More importantly, these holders may have interests that diverge from those of ordinary holders, for reasons such as the liquidity (or lack thereof) of their holdings, personal tax issues, etc. In addition, a director who owns 20% or more of a company can exert disproportionate influence on the board, and, therefore, such a director’s independence may be hampered, particularly when serving on the audit committee.

The Benchmark Policy applies a three-year look back period to all directors who have an affiliation with the company other than former employment, for which it applies a five-year look back.

Definition of “Material”: A material relationship is one in which the dollar value meets or exceeds:

●	$50,000 (or where no amount is disclosed) for directors who are paid for a service they have agreed to perform for the company, outside of their service as a director, including professional or other services. This threshold also applies to directors who are the majority or principal owner of a firm that receives such payments; or

●	$120,000 (or where no amount is disclosed) for those directors employed by a professional services firm such as a law firm, investment bank, or consulting firm and the company pays the firm, not the individual, for services.[5] This dollar limit would also apply to charitable contributions to schools where a

[2]	If a company does not consider a non-employee director to be independent, that director will be classified as an affiliate under the Benchmark Policy.
[3]	The Benchmark Policy allows a five-year grace period for former executives of the company or merged companies who have consulting agreements with the surviving company. (The Benchmark Policy does not automatically recommend voting against directors in such cases for the first five years.) If the consulting agreement persists after this five-year grace period, the Benchmark Policy applies the materiality thresholds outlined in the definition of “material.”
[4]	This includes a director who serves on a board as a representative (as part of his or her basic responsibilities) of an investment firm with greater than 20% ownership. However, while the Benchmark Policy will generally consider them to be affiliated, it will not recommend voting against these individuals unless (i) the investment firm has disproportionate board representation or (ii) the director serves on the audit committee.
[5]	The Benchmark Policy may deem such a transaction to be immaterial where the amount represents less than 1% of the firm’s annual revenues and the board provides a compelling rationale as to why the director’s independence is not affected by the relationship.

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board member is a professor; or charities where a director serves on the board or is an executive;6 and any aircraft and real estate dealings between the company and the director’s firm; or

●	1% of either company’s consolidated gross revenue for other business relationships (e.g., where the director is an executive officer of a company that provides services or products to or receives services or products from the company).[7]

Definition of “Familial” — Familial relationships include a person’s spouse, parents, children, siblings, grandparents, uncles, aunts, cousins, nieces, nephews, in-laws, and anyone (other than domestic employees) who shares such person’s home. A director is an affiliate if: i) he or she has a family member who is employed by the company and receives $120,0008 or more in annual compensation; or, ii) he or she has a family member who is employed by the company and the company does not disclose this individual’s compensation.

Definition of “Company” — A company includes any parent or subsidiary in a group with the company or any entity that merged with, was acquired by, or acquired the company.

Inside Director — An inside director simultaneously serves as a director and as an employee of the company. This category may include a board chair who acts as an employee of the company or is paid as an employee of the company. An inside director who derives a greater amount of income as a result of affiliated transactions with the company rather than through the compensation paid by the company (i.e., salary, bonus, etc. as a company employee) may face a conflict between making decisions that are in the best interests of the company versus those in the director’s own best interests. Therefore, the Benchmark Policy will recommend voting against such a director.

Additionally, the Benchmark Policy considers a director who is currently serving in an interim management position as an insider, while a director who previously served in an interim management position for less than one year and is no longer serving in such capacity is considered independent. Moreover, a director who previously served in an interim management position for over one year and is no longer serving in such capacity is considered an affiliate for five years following the date of the director’s resignation or departure from the interim management position.

[6]	The Benchmark Policy will generally take into consideration the size and nature of such charitable entities in relation to the company’s size and industry along with any other relevant factors such as the director’s role at the charity. However, unlike for other types of related party transactions, The Benchmark Policy generally does not apply a look-back period to affiliated relationships involving charitable contributions; if the relationship between the director and the school or charity ceases, or if the company discontinues its donations to the entity, the Benchmark Policy will consider the director to be independent.
[7]	This includes cases where a director is employed by, or closely affiliated with, a private equity firm that profits from an acquisition made by the company. Unless disclosure suggests otherwise, the Benchmark Policy presumes the director is affiliated.
[8]	Pursuant to SEC rule Item 404 of Regulation S-K under the Securities Exchange Act, compensation exceeding $120,000 is the minimum threshold deemed material for disclosure of transactions involving family members of directors.

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Voting Recommendations on the Basis of Board Independence

Prevailing market practice indicates that a board will be most effective in protecting shareholders’ interests if it is at least two-thirds independent. For example the Business Roundtable, the Conference Board, and the Council of Institutional Investors (CII) each advocate that two-thirds of the board be independent. Where more than one-third of the members are affiliated or inside directors, the Benchmark Policy typically8 recommends voting against some of the inside and/or affiliated directors in order to satisfy the two-thirds threshold.

Additionally, many investors support the appointment of an independent presiding or lead director with authority to set meeting agendas and to lead sessions outside the insider or affiliated chair’s presence.9 In accordance with best practice, boards should appoint an independent lead director when the chair is not independent, and especially when the board is insufficiently independent.

Committee Independence

Generally, only independent directors should serve on a company’s audit, compensation, nominating, and governance committees.10 The Benchmark Policy typically recommends that shareholders vote against any affiliated or inside director seeking appointment to an audit, compensation, nominating, or governance committee, or who has served in that capacity in the past year, except in certain circumstances.

Pursuant to Section 952 of the Dodd-Frank Act, as of January 11, 2013, the U.S. Securities and Exchange Commission (SEC) approved new listing requirements for both the NYSE and NASDAQ which require that boards apply enhanced standards of independence when making an affirmative determination of the independence of compensation committee members. Specifically, when making this determination, in addition to the factors considered when assessing general director independence, the board’s considerations must include: (i) the source of compensation of the director, including any consulting, advisory or other compensatory fee paid by the listed company to the director (the “Fees Factor”); and (ii) whether the director is affiliated with the listing company, its subsidiaries, or affiliates of its subsidiaries (the “Affiliation Factor”).

It is important for boards to consider these enhanced independence factors when assessing compensation committee members. However, as discussed above in the section titled Independence, the Benchmark Policy’s definitions and categories are applied when assessing the independence of directors, and these standards also consider consulting and advisory fees paid to the director, as well as the director’s affiliations with the company

[8]	With a staggered board, if the affiliates or insiders that the Benchmark Policy would consider opposing are not actually up for election, the concern regarding those directors will instead be noted. The Benchmark Policy will not recommend voting against the other affiliates or insiders who are up for election just to achieve two-thirds independence. However, a recommendation to oppose the election of directors subject to the concern at their next election will be considered, if the issue giving rise to the concern is not resolved.
[9]	ICGN Global Principles, 2.4.
[10]	The Benchmark Policy will recommend voting against an audit committee member who owns 20% or more of the company’s stock. Market best practice indicates that there should be a maximum of one director (or no directors if the committee is composed of less than three directors) who owns 20% or more of the company’s stock on the compensation, nominating, and governance committees.

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and its subsidiaries and affiliates. The Benchmark Policy may recommend voting against compensation committee members who are not independent based on these standards.

Independent Chair

In line with CII’s Policies on Corporate Governance and the International Corporate Governance Network’s (ICGN) Global Governance Principles, the Benchmark Policy is of the view that the board should be chaired by an independent director. Separating the roles of CEO (or, more rarely, another executive position) and chair generally creates a better governance structure than a combined CEO/chair position. An executive manages the business according to a course the board charts. Executives should report to the board regarding their performance in achieving goals set by the board. This is needlessly complicated when a CEO chairs the board, since a CEO/chair presumably will have a significant influence over the board.

While many companies have an independent lead or presiding director who performs many of the same functions of an independent chair (e.g., setting the board meeting agenda), this alternate form of independent board leadership typically does not provide as robust protection for shareholders as an independent chair.

It can become difficult for a board to fulfill its role of overseer and policy setter when a CEO/chair controls the agenda and the boardroom discussion. Such control can allow a CEO to have an entrenched position, leading to longer-than-optimal terms, fewer checks on management, less scrutiny of the business operation, and limitations on independent, shareholder-focused goal setting by the board.

A CEO should set the strategic course for the company, with the board’s approval, and the board should enable the CEO to carry out the CEO’s vision for accomplishing the board’s objectives. Failure to achieve the board’s objectives should lead the board to replace that CEO with someone in whom the board has confidence.

Likewise, an independent chair can better oversee executives and set a pro-shareholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for shareholders allows for a more proactive and effective board of directors that is better able to look out for the interests of shareholders.

Further, it is the board’s responsibility to select a chief executive who can best serve a company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled. Such a replacement becomes more difficult and may happen less frequently when the chief executive is also in the position of overseeing the board.

Moreover, many companies appear to be moving toward more independent board leadership — one study indicates that only 5% of incoming S&P 1500 CEOs in 2024 were awarded the chair title.11 Another study found that 61% of S&P 500 boards separated the CEO and chair roles in 2025 ( up from 37% in 2009) although the same study found that only 42% of S&P 500 boards have truly independent chairs.12

[11]	Global Board and CEO Practice. “2024 CEO Transitions: The measure of the market.” Spencer Stuart, February 2025.
[12]	Spencer Stuart Board Index, 2025, p. 5.

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In addition, the Benchmark Policy scrutinizes avowedly “independent” chairs and lead directors. Directors serving in these roles should be unquestionably independent, or the company should not treat them as such.

The Benchmark Policy does not recommend that shareholders vote against CEOs who chair the board. However, it typically supports separating the roles of chair and CEO whenever that question is directly posed in a proxy (typically in the form of a shareholder proposal).

Further, where a company has neither an independent chair nor independent lead director, the Benchmark Policy will recommend voting against the chair of the governance committee.

Performance

The most crucial test of a board’s commitment to the company and its shareholders lies in the actions of the board and its members. The Benchmark Policy looks at the performance of these individuals as directors and executives of the company and of other companies where they have served.

A director’s past conduct is often indicative of future conduct and performance. Directors with a history of overpaying executives or of serving on boards where avoidable disasters have occurred often serve on the boards of companies with similar problems. The Benchmark Policy leverages a proprietary database of directors that tracks the performance of directors across companies worldwide.

Voting Recommendations on the Basis of Performance

The Benchmark Policy typically recommends that shareholders vote against directors who have served on boards or as executives of companies with records of poor performance, inadequate risk oversight, excessive compensation, audit- or accounting-related issues, and/or other indicators of mismanagement or actions against the interests of shareholders. The Benchmark Policy will evaluate such directors based on, among other factors, the length of time passed since the incident giving rise to the concern, shareholder support for the director, the severity of the issue, the director’s role (e.g., committee membership), director tenure at the subject company, whether ethical lapses accompanied the oversight lapse, and evidence of strong oversight at other companies.

Likewise, the backgrounds of those who serve on key board committees are examined to ensure that they have the required skills and diverse backgrounds to make informed judgments about the subject matter for which the committee is responsible.

Many shareholders generally avoid electing directors who have a record of not fulfilling their responsibilities to shareholders at any company where they have held a board or executive position. The Benchmark Policy typically recommends voting against:

●	A director who fails to attend a minimum of 75% of board and applicable committee meetings, calculated in the aggregate.[13]

[13]	However, where a director has served for less than one full year, the Benchmark Policy will typically not recommend voting against for failure to attend 75% of meetings. Rather, the analysis will include a note regarding the poor attendance with a recommendation to track this issue going forward. The Benchmark Policy will also refrain from recommending opposition to directors when the proxy discloses that the director missed the meetings due to serious illness or other extenuating circumstances.

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●	A director who belatedly filed a significant form(s) 4 or 5, or who has a pattern of late filings if the late filing was the director’s fault (the analysis looks at these late filing situations on a case-by-case basis).

●	A director who is also the CEO of a company where a serious and material restatement occurred after the CEO had previously certified the pre-restatement financial statements.

●	A director who has received two against recommendations under the Benchmark Policy for identical reasons within the prior year at different companies (the same situation must also apply at the company being analyzed).

Furthermore, with consideration given to the company’s overall corporate governance, pay-for-performance alignment and board responsiveness to shareholders, the Benchmark Policy may recommend voting against directors who served throughout a period in which the company performed significantly worse than peers and the directors have not taken reasonable steps to address the poor performance.

Board Responsiveness

Boards should generally be responsive to shareholders when a significant percentage of shareholders vote contrary to the recommendation of management, depending on the issue.

When 20% or more of shareholders vote contrary to management (which occurs when more than 20% of votes on the proposal are cast as “against” and/or abstain), market best practice indicates that boards engage with shareholders on the issue and demonstrate some initial level of responsiveness. These include instances when 20% or more of shareholders:

(i)	withhold votes from (or vote against) a director nominee; or

(ii)	vote against a management-sponsored proposal.

Many investors view a 20% threshold as significant enough to warrant a close examination of the underlying issues and an evaluation of whether the board responded appropriately following the vote, particularly in the case of a vote on executive compensation or on the election of a director. While the 20% threshold alone will not automatically generate a negative vote recommendation under the Benchmark Policy on a future proposal on the same topic, it may be a contributing factor to a recommendation to vote against such a proposal in the event the Benchmark Policy determines that the board did not respond appropriately.

When a majority of shareholders vote contrary to management, boards are generally expected to engage with shareholders on the issue and provide a more robust response to fully address shareholder concerns. These include instances when a majority or more of shareholders:

(i)	withhold votes from (or vote against) a director nominee;

(ii)	vote against a management-sponsored proposal;

At controlled companies and companies that have multi-class share structures with unequal voting rights, the Benchmark Policy will carefully examine the level of approval or disapproval attributed to unaffiliated shareholders when determining whether board responsiveness is warranted. In the case of companies that have multi-class share structures with unequal voting rights, the Benchmark Policy will generally examine the level of approval or disapproval attributed to unaffiliated shareholders on a “one share, one vote” basis. At controlled and multi-class companies, when at least 20% or more of unaffiliated shareholders vote contrary to

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management, market best practice indicates a preference that boards engage with shareholders and demonstrate some initial level of responsiveness, and when a majority or more of unaffiliated shareholders vote contrary to management, the Benchmark Policy will look to boards to engage with unaffiliated shareholders and provide a more robust response to address shareholder concerns.

As a general framework, the evaluation of board responsiveness involves a review of publicly available disclosures (e.g., the proxy statement, annual report, 8-Ks, company website, etc.) released after the date of the company’s last annual meeting through the publication date of the most current Proxy Paper. Depending on the specific issue, the focus typically includes, but is not limited to, the following:

●	At the board level, any changes in directorships, committee memberships, disclosure of related party transactions, meeting attendance, or other responsibilities;

●	Any revisions made to the company’s articles of incorporation, bylaws or other governance documents;

●	Any press or news releases indicating changes in, or the adoption of, new company policies, business practices or special reports; and

●	Any modifications made to the design and structure of the company’s compensation program, as well as an assessment of the company’s engagement with shareholders on compensation issues as discussed in the Compensation Discussion & Analysis (CD&A), particularly following a material vote against a company’s say-on-pay.

●	Proxy statement disclosure discussing the board’s efforts to engage with shareholders and the actions taken to address shareholder concerns.

The Benchmark Policy analysis will include a case-by-case assessment of the specific elements of board responsiveness that were examined along with an explanation of how that assessment impacts the current voting recommendations.

Board Responsiveness to Shareholder Proposals

Majority-Supported Shareholder Proposals

Clear action from the board is generally expected when shareholder proposals receive support from a majority of votes cast (excluding abstentions and broker non-votes). This may include fully implementing the request of the shareholder proposal and/or engaging with shareholders on the issue and providing sufficient disclosures to address shareholder concerns.

Significantly Supported Shareholder Proposals

A shareholder proposal that receives significant support (generally more than 30% but less than majority of votes cast) typically reflects concern about an issue by a substantial portion of the company’s shareholders. In these circumstances, many investors expect the board to show an initial level of responsiveness to the concern. Therefore, in instances where a shareholder proposal has received at least 30% shareholder support, boards should generally engage with shareholders on the issue and provide disclosure addressing shareholder concerns and outreach initiatives. To be clear, this does not involve an expectation that the board fully implement the request of the shareholder proposal. Rather, the Benchmark Policy looks for some level of board outreach and disclosure concerning the issue and the Board’s response to it.

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Further, as discussed above, at controlled companies and companies that have multi-class share structures with unequal voting rights, the Benchmark Policy will carefully examine the level of approval or disapproval attributed to unaffiliated shareholders when determining whether board responsiveness is warranted.

The Role of a Committee Chair

Given their assigned leadership role and additional responsibilities, a designated committee chair is generally considered to have primary responsibility for the actions of their respective committee. As such, many of the Benchmark Policy’s committee-specific voting recommendations are against the applicable committee chair rather than the entire committee (depending on the seriousness of the issue). In cases where the committee chair is not up for election due to a staggered board, and where multiple concerns have been identified, the Benchmark Policy will generally recommend voting against other members of the committee who are up for election, on a case-by-case basis.

In cases where the Benchmark Policy would ordinarily recommend voting against a committee chair but the chair is not specified, the following general rules are applied:

●	If there is no committee chair, the Benchmark Policy will recommend voting against the longest-serving committee member or, if the longest-serving committee member cannot be determined, the longest-serving board member serving on the committee (i.e., in either case, the “senior director”); and

●	If there is no committee chair, but multiple senior directors are serving on the committee, the Benchmark Policy will recommend voting against both (or all) such senior directors.

In accordance with prevailing market practice, companies should provide clear disclosure of which director is charged with overseeing each committee. In cases where that simple framework is ignored and a reasonable analysis cannot determine which committee member is the designated leader, many investors take the view that shareholder action against the longest serving committee member(s) is warranted. To reiterate, this only applies if the Benchmark Policy would ordinarily recommend voting against the committee chair but there is either no such position or no designated director in such role.

Audit Committees and Performance

Audit committees are integral in overseeing the financial reporting process because stable capital markets depend on reliable, transparent, and objective financial information to support an efficient and effective capital market process. Audit committees play a vital role in providing this disclosure to shareholders.

When assessing an audit committee’s performance, investors should be aware that an audit committee does not prepare financial statements, is not responsible for making the key judgments and assumptions that affect the financial statements, and does not audit the numbers or the disclosures provided to investors. Rather, an audit committee monitors and oversees the process and procedures that management and auditors perform. The 1999 Report and Recommendations of the Blue Ribbon Committee on Improving the Effectiveness of Corporate Audit Committees stated it best:

A proper and well-functioning system exists, therefore, when the three main groups responsible for financial reporting — the full board including the audit committee, financial management including the

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internal auditors, and the outside auditors — form a ‘three legged stool’ that supports responsible financial disclosure and active participatory oversight. However, in the view of the Committee, the audit committee must be ‘first among equals’ in this process, since the audit committee is an extension of the full board and hence the ultimate monitor of the process.

Standards for Assessing the Audit Committee

For an audit committee to function effectively on investors’ behalf, it must include members with sufficient knowledge to diligently carry out their responsibilities. In its audit and accounting recommendations, the Conference Board Commission on Public Trust and Private Enterprise said “members of the audit committee must be independent and have both knowledge and experience in auditing financial matters.”14

Many investors are skeptical of audit committees where there are members that lack expertise as a Certified Public Accountant (CPA), Chief Financial Officer (CFO) or corporate controller, or similar experience. The Benchmark Policy will not necessarily recommend voting against members of an audit committee if they lack such expertise on that basis alone. However, where there are indications of poor oversight or problems such as restatements, the lack of relevant skills and experience among audit committee members may contribute to a recommendation to oppose the election of the chair and/or other members of the audit committee.

The Benchmark Policy generally assesses audit committees against the decisions they make with respect to their oversight and monitoring roles. The quality and integrity of the financial statements and earnings reports, the completeness of disclosures necessary for investors to make informed decisions, and the effectiveness of the internal controls should provide reasonable assurance that the financial statements are materially free from errors. The independence of the external auditors and the results of their work all provide useful information by which to assess the audit committee.

When assessing the decisions and actions of the audit committee, the Benchmark Policy typically defers to the judgment of the committee members and generally recommends voting in favor of its members. However, the Benchmark Policy will consider recommending that shareholders vote against the following:

●	All members of the audit committee when options were backdated, there is a lack of adequate controls in place, there was a resulting restatement, and disclosures indicate there was a lack of documentation with respect to the option grants.

●	The audit committee chair, if the audit committee does not have a financial expert or the committee’s financial expert does not have a demonstrable financial background sufficient to understand the financial issues unique to public companies.

●	The audit committee chair, if the audit committee did not meet at least four times during the year.

●	The audit committee chair, if the committee has less than three members.

●	Any audit committee member who sits on more than three public company audit committees, unless the audit committee member is a retired CPA, CFO, controller or has similar experience, in which case

[14]	Commission on Public Trust and Private Enterprise. The Conference Board. 2003.

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the limit shall be four committees, taking time and availability into consideration including a review of the audit committee member’s attendance at all board and committee meetings.15

●	All members of an audit committee who are up for election and who served on the committee at the time of the audit, if audit and audit-related fees total one-third or less of the total fees billed by the auditor.

●	The audit committee chair, when tax and/or other fees are greater than audit and audit-related fees paid to the auditor for more than one year in a row (in which case the Benchmark Policy also recommends against ratification of the auditor).

●	The audit committee chair when fees paid to the auditor are not disclosed.

●	All members of an audit committee where non-audit fees include fees for tax services (including, but not limited to, such things as tax avoidance or shelter schemes) for senior executives of the company. Such services are prohibited by the Public Company Accounting Oversight Board (PCAOB).

●	All members of an audit committee who reappointed an auditor that the Benchmark Policy no longer considers to be independent for reasons unrelated to fee proportions.

●	All members of an audit committee when audit fees are excessively low, especially when compared with other companies in the same industry.

●	The audit committee chair, if the committee failed to put auditor ratification on the ballot for shareholder approval. However, if the non-audit fees or tax fees exceed audit plus audit-related fees in either the current or the prior year, then the Benchmark Policy will recommend voting against the entire audit committee.

●	All members of an audit committee where the auditor has resigned and reported that a section 10A16 letter has been issued.

●	All members of an audit committee at a time when material accounting fraud occurred at the company.[17]

●	All members of an audit committee at a time when annual and/or multiple quarterly financial statements had to be restated, and any of the following factors apply:[18]

○	The restatement involves fraud or manipulation by insiders;

[15]	The Benchmark Policy may exempt certain audit committee members from the above threshold if, upon further analysis of relevant factors- such as the director’s experience, the size, industry-mix and location of the companies involved and the director’s attendance at all the companies-it can reasonably be determined that the audit committee member is likely not hindered by multiple audit committee commitments.
[16]	Auditors are required to report all potential illegal acts to management and the audit committee unless they are clearly inconsequential in nature. If the audit committee or the board fails to take appropriate action on an act that has been determined to be a violation of the law, the independent auditor is required to send a section 10A letter to the SEC. Such letters are rare and therefore should be taken seriously.
[17]	Research indicates that revenue fraud now accounts for over 60% of SEC fraud cases, and that companies that engage in fraud experience significant negative abnormal stock price declines — facing bankruptcy, delisting, and material asset sales at much higher rates than do non-fraud firms (Committee of Sponsoring Organizations of the Treadway Commission. “Fraudulent Financial Reporting: 1998-2007.” May 2010).
[18]	The SEC issued guidance in March 2021 related to classification of warrants as liabilities at special purpose acquisition companies (SPACs). The Benchmark Policy will generally refrain from recommending against audit committee members when the restatement in question is solely as a result of the aforementioned SEC guidance.

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○	The restatement is accompanied by an SEC inquiry or investigation;

○	The restatement involves revenue recognition;

○	The restatement results in a greater than 5% adjustment to costs of goods sold, operating expense, or operating cash flows; or

○	The restatement results in a greater than 5% adjustment to net income, 10% adjustment to assets or shareholders equity, or cash flows from financing or investing activities.

●	All members of an audit committee if the company repeatedly fails to file its financial reports in a timely fashion. For example, the company has filed two or more quarterly or annual financial statements late within the last five quarters.

●	All members of an audit committee when it has been disclosed that a law enforcement agency has charged the company and/or its employees with a violation of the Foreign Corrupt Practices Act (FCPA).

●	All members of an audit committee when the company has aggressive accounting policies or lack of sufficient transparency in its financial statements.

●	All members of the audit committee when there is a disagreement with the auditor and the auditor resigns or is dismissed (e.g., the company receives an adverse opinion on its financial statements from the auditor).

●	All members of the audit committee if the contract with the auditor specifically limits the auditor’s liability to the company for damages.[19]

●	All members of the audit committee who served since the date of the company’s last annual meeting if, since the last annual meeting, the company has reported a material weakness that has not yet been corrected and the company has not disclosed a remediation plan; or when a material weakness has been ongoing for more than one year and the company has not disclosed an updated remediation plan that clearly outlines the company’s progress toward remediating the material weakness.

Material Weaknesses

Effective internal controls over financial reporting should ensure the integrity of companies’ accounting and financial reporting.

The SEC guidance regarding Management’s Report on Internal Control Over Financial Reporting requires that reports on internal control should include: (i) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the company; (ii) management’s assessment of the effectiveness of the company’s internal control over financial reporting as of the end of the company’s most recent fiscal year; (iii) a statement identifying the framework used by management to evaluate the effectiveness of the company’s internal control over financial reporting; and (iv) a statement that the registered public accounting firm that audited the company’s financial statements included in the annual report has issued an attestation report on management’s assessment of the company’s internal control over financial reporting.

A material weakness occurs when a company identifies a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the

[19]	The Council of Institutional Investors. “Corporate Governance Policies,” p. 4, April 5, 2006; and “Letter from Council of Institutional Investors to the AICPA,” November 8, 2006.

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company’s annual or interim financial statements will not be prevented or detected on a timely basis. Failure to maintain effective internal controls can create doubts regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP and may lead to companies publishing financial statements that are not free of errors or misstatements.

It is the responsibility of audit committees to ensure that material weaknesses are remediated in a timely manner and that companies disclose remediation plans that include detailed steps to resolve a given material weakness. In cases where a material weakness has been ongoing for more than one fiscal year, it is generally expected that the company will disclose an updated remediation plan at least annually thereafter. Updates to existing remediation plans should state the progress the company has made toward remediating the material weakness and the remaining actions the company plans to take until the material weakness is fully remediated.

When a material weakness is reported and the company has not disclosed a remediation plan, or when a material weakness has been ongoing for more than one year and the company has not disclosed an updated remediation plan that clearly outlines its progress toward remediating the material weakness, the Benchmark Policy will consider recommending that shareholders vote against all members of a company’s audit committee who served on the committee during the time when the material weakness was identified.

Many investors view audit committee reports that are boilerplate and which provide little or no information or transparency as unfavorable. Therefore, when a problem such as a material weakness, restatement or late filings occurs, the Benchmark Policy will take into consideration the transparency of the audit committee report.

Compensation Committee Performance

Compensation committees have a critical role in determining the compensation of executives. This includes deciding the basis on which compensation is determined, as well as the amounts and types of compensation to be paid. This process begins with the hiring and initial establishment of employment agreements, including the terms for such items as pay, pensions and severance arrangements. It is important in establishing compensation arrangements that compensation be consistent with, and based on the long-term economic performance of, the business’s long-term shareholder returns.

Compensation committees are also responsible for the oversight of the transparency of compensation. This oversight includes disclosure of compensation arrangements, the matrix used in assessing pay for performance, and the use of compensation consultants. In order to ensure the independence of the board’s compensation consultant, market best practice indicates a preference that the compensation committee only engage a compensation consultant that is not also providing any services to the company or management apart from their contract with the compensation committee. It is important to many investors that they have clear and complete disclosure of all the significant terms of compensation arrangements in order to make informed decisions with respect to the oversight and decisions of the compensation committee.

Finally, compensation committees are responsible for oversight of internal controls over the executive compensation process. This includes controls over gathering information used to determine compensation, establishing equity award plans, and granting equity awards. For example, the use of a compensation consultant who maintains a business relationship with company management may cause the committee to make decisions based on information that is compromised by the consultant’s conflict of interests. Lax controls can also

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contribute to improper awards of compensation such as through granting of backdated or spring-loaded options, or granting of bonuses when triggers for bonus payments have not been met.

A careful review of the CD&A report included in each company’s proxy is central to understanding the actions of the compensation committee. The Benchmark Policy analysis includes a review of the CD&A in the evaluation of the overall compensation practices of a company, as overseen by the compensation committee. The CD&A is also integral to the evaluation of compensation proposals at companies, such as advisory votes on executive compensation.

When assessing the performance of compensation committees, the Benchmark Policy will consider recommending that shareholders vote against the following:

●	All members of a compensation committee during whose tenure the committee failed to address shareholder concerns following majority shareholder rejection of the say-on-pay proposal in the previous year. Where the proposal was approved but there was significant shareholder opposition (i.e., greater than 20% of votes cast) to the say-on-pay proposal in the prior year and the board did not respond sufficiently to the vote, including actively engaging shareholders on this issue, the Benchmark Policy will also consider recommending voting against the chair of the compensation committee or all members of the compensation committee, depending on the severity and history of the compensation problems and the level of shareholder opposition.

●	All members of the compensation committee who are up for election and served on the committee when the company failed to align pay with performance if shareholders are not provided with an advisory vote on executive compensation at the annual meeting.[20]

●	Any member of the compensation committee who has served on the compensation committee of at least two other public companies that have consistently failed to align pay with performance and whose oversight of compensation at the company in question is suspect.

●	All members of the compensation committee (during the relevant time period) if the company entered into excessive employment agreements and/or severance agreements.

●	All members of the compensation committee when performance goals were changed (i.e., lowered) when employees failed or were unlikely to meet original goals, or performance-based compensation was paid despite goals not being attained.

●	All members of the compensation committee if excessive employee perquisites and benefits were allowed.

●	The compensation committee chair if the compensation committee did not meet during the year.

●	All members of the compensation committee when the company repriced options or completed a “self tender offer” without shareholder approval within the past two years.

●	All members of the compensation committee when vesting of in-the-money options is accelerated.

[20]	If a company provides shareholders with a say-on-pay proposal, the Benchmark Policy will initially only recommend voting against the company’s say-on-pay proposal and will not recommend voting against the members of the compensation committee unless there is a pattern of failing to align pay and performance and/or the company exhibits egregious compensation practices. For cases in which the disconnect between pay and performance is marginal and the company has outperformed its peers, the Benchmark Policy may consider not recommending against compensation committee members.

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●	All members of the compensation committee when option exercise prices were backdated. The Benchmark Policy will recommend voting against an executive director who played a role in and participated in option backdating.

●	All members of the compensation committee when option exercise prices were spring-loaded or otherwise timed around the release of material information.

●	All members of the compensation committee when a new employment contract is given to an executive that does not include a clawback provision and the company had a material restatement, especially if the restatement was due to fraud.

●	The chair of the compensation committee where the CD&A provides insufficient or unclear information about performance metrics and goals, where the CD&A indicates that pay is not tied to performance, or where the compensation committee or management has excessive discretion to alter performance terms or increase amounts of awards in contravention of previously defined targets.

●	All members of the compensation committee during whose tenure the committee failed to implement a shareholder proposal regarding a compensation-related issue, where the proposal received the affirmative vote of a majority of the voting shares at a shareholder meeting, and when a reasonable analysis suggests that the compensation committee (rather than the governance committee) should have taken steps to implement the request.[21]

●	All members of the compensation committee when the board has materially decreased proxy statement disclosure regarding executive compensation policies and procedures in a manner which substantially impacts shareholders’ ability to make an informed assessment of the company’s executive pay practices.

●	All members of the compensation committee when new excise tax gross-up provisions are adopted in employment agreements with executives, particularly in cases where the company previously committed not to provide any such entitlements in the future.

●	All members of the compensation committee when the board adopts a frequency for future advisory votes on executive compensation that differs from the frequency approved by shareholders.

●	The chair of the compensation committee when” mega-grants” have been granted and the awards present concerns such as excessive quantum, lack of sufficient performance conditions, and/or are excessively dilutive, among others.

Nominating and Governance Committee Performance

The nominating and governance committee is responsible for the board-level governance of the company and its executives. In performing this role, the committee is responsible and accountable for selection of objective and competent board members. It is also responsible for providing leadership on governance policies adopted by the company, such as decisions to implement shareholder proposals that have received a majority vote. At most companies, a single committee is charged with these oversight functions; at others, the governance and nominating responsibilities are apportioned among two separate committees.

Many investors take the view that boards should have diverse backgrounds and members with a breadth and depth of relevant experience and that nominating and governance committees should consider diversity when

[21]	In all other instances (i.e., a non-compensation-related shareholder proposal should have been implemented) the Benchmark Policy recommends that shareholders vote against the members of the governance committee.

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making director nominations within the context of each specific company and its industry. Shareholders are generally best served when boards make an effort to ensure a constituency that is not only reasonably diverse on the basis of age, race, gender and ethnicity, but also on the basis of geographic knowledge, industry experience, board tenure and culture. For further information on board diversity, please see In-Depth Report: Board Gender Diversity.

Regarding the committee responsible for governance, the Benchmark Policy will consider recommending that shareholders vote against the following:

●	All members of the governance committee[22] during whose tenure a shareholder proposal relating to important shareholder rights received support from a majority of the votes cast (excluding abstentions and broker non-votes) and the board has not begun to implement or enact the request of the proposal.[23] Examples of such shareholder proposals include those seeking a declassified board structure, a majority vote standard for director elections, or a right to call a special meeting. In determining whether a board has sufficiently implemented such a proposal, the Benchmark Policy will examine the quality of the right enacted or proffered by the board for any conditions that may unreasonably interfere with the shareholders’ ability to exercise the right (e.g., overly restrictive procedural requirements for calling a special meeting).

●	The governance committee chair when the chair is not independent and an independent lead or presiding director has not been appointed.[24]

●	The governance committee chair at companies with a multi-class share structure and unequal voting rights when the company does not provide for a reasonable sunset of the multi-class share structure (generally seven years or less).

●	In the absence of a nominating committee, the governance committee chair when there are fewer than five, or the whole governance committee when there are more than 20 members on the board.

●	The governance committee chair when the committee fails to meet during the year.

●	The governance committee chair, when, for two consecutive years, the company provides what is considered by the Benchmark Policy to be “inadequate” related party transaction disclosure (i.e., the nature of such transactions and/or the monetary amounts involved are unclear or excessively vague, thereby preventing a shareholder from being able to reasonably interpret the independence status of

[22]	If the board does not have a committee responsible for governance oversight and the board did not implement a shareholder proposal that received the requisite support, the Benchmark Policy will recommend voting against the entire board. If the shareholder proposal at issue requested that the board adopt a declassified structure, the Benchmark Policy will recommend voting against all director nominees up for election.
[23]	Where a compensation-related shareholder proposal should have been implemented, and when a reasonable analysis suggests that the members of the compensation committee (rather than the governance committee) bear the responsibility for failing to implement the request, the Benchmark Policy recommends that shareholders only vote against members of the compensation committee.
[24]	Market expectations are such that one independent individual be appointed to serve as the lead or presiding director. When such a position is rotated among directors from meeting to meeting, the Benchmark Policy will recommend voting against the governance committee chair as the lack of fixed lead or presiding director means that, effectively, the board does not have an independent board leader.

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multiple directors above and beyond what the company maintains is compliant with SEC or applicable stock exchange listing requirements).

●	The governance committee chair, when during the past year the board adopted a forum selection clause (i.e., an exclusive forum provision)[25] designating either a state’s courts for intra-corporate disputes, and/or federal courts for matters arising under the Securities Act of 1933 without shareholder approval,[26] or if the board is currently seeking shareholder approval of a forum selection clause pursuant to a bundled bylaw amendment rather than as a separate proposal.

●	All members of the governance committee during whose tenure the board adopted, without shareholder approval, provisions in its charter or bylaws that, through rules on director compensation, may inhibit the ability of shareholders to nominate directors.

●	The governance committee chair, when the board takes actions to limit shareholders’ ability to vote on matters material to shareholder rights (e.g., through the practice of excluding a shareholder proposal by means of ratifying a management proposal that is materially different from the shareholder proposal).

●	The governance committee chair when directors’ records for board and committee meeting attendance are not disclosed, or when it is indicated that a director attended less than 75% of board and committee meetings but disclosure is sufficiently vague that it is not possible to determine which specific director’s attendance was lacking.

●	The governance committee chair when a detailed record of proxy voting results from the prior annual meeting has not been disclosed.

●	The governance committee chair when a company does not clearly disclose the identity of a shareholder proponent (or lead proponent when there are multiple filers) in their proxy statement. For a detailed explanation of this policy, please refer to the comprehensive Benchmark Policy Guidelines for Shareholder Proposals & ESG-Related Issues, available at www.glasslewis.com/voting-policies-current/.

In addition, the Benchmark Policy may recommend that shareholders vote against the chair of the governance committee, or the entire committee, when the board has amended the company’s governing documents to reduce or remove important shareholder rights, or to otherwise impede the ability of shareholders to exercise such rights, and has done so without seeking shareholder approval. Examples of board actions that may result in such a recommendation include:

●	The elimination of the ability of shareholders to call a special meeting or to act by written consent;

●	An increase to the ownership threshold required for shareholders to call a special meeting;

●	An increase to vote requirements for charter or bylaw amendments; The adoption of provisions that limit the ability of shareholders to pursue full legal recourse — such as bylaws that require arbitration of

[25]	A forum selection clause is a bylaw provision stipulating that a certain state or federal jurisdiction is the exclusive forum for specified legal matters. Such a clause effectively limits a shareholder’s legal remedy regarding appropriate choice of venue and related relief.
[26]	The analysis will evaluate the circumstances surrounding the adoption of any forum selection clause as well as the general provisions contained therein. Where it can be reasonably determined that a forum selection clause is narrowly crafted to suit the particular circumstances facing the company and/or a reasonable sunset provision is included, the Benchmark Policy may make an exception to this policy.

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shareholder claims or that require shareholder plaintiffs to pay the company’s legal expenses in the absence of a court victory (i.e., “fee-shifting” or “loser pays” bylaws);

●	The adoption of provisions that limit the ability of shareholders to submit shareholder proposals;

●	The adoption of provisions that limit the ability of shareholders to file derivative lawsuits;

●	The adoption of a plurality voting standard for the election of directors in lieu of a majority voting standard;

●	The adoption of a classified board structure; or

●	The elimination of the ability of shareholders to remove a director without cause.

Regarding the nominating committee, the Benchmark Policy will consider recommending that shareholders vote against the following:

●	All members of the nominating committee, when the committee nominated or renominated an individual who had a significant conflict of interest or whose past actions demonstrated a lack of integrity or inability to represent shareholder interests.

●	The nominating committee chair, if the nominating committee did not meet during the year.

●	In the absence of a governance committee, the nominating committee chair when the chair is not independent, and an independent lead or presiding director has not been appointed.

●	The nominating committee chair, when there are fewer than five, or the whole nominating committee when there are more than 20 members on the board.

●	The nominating committee chair, when a director received a greater than 50% against vote the prior year and not only was the director not removed, but the issues that raised shareholder concern were not corrected.[27]

●	The chair of the nominating committee of a board that is not at least 30% gender diverse,[28] or all members of the nominating committee of a board with no gender diverse directors, at companies within the Russell 3000 index. For companies outside of the Russell 3000 index, the Benchmark Policy will recommend voting against the chair of the nominating committee if there are no gender diverse directors.

●	The chair of the nominating committee of a board with fewer than one director from an underrepresented community on the board, at companies within the Russell 1000 index.[29]

●	The nominating committee chair when, alongside other governance or board performance concerns, the average tenure of non-executive directors is 10 years or more and no new independent directors have joined the board in the past five years. The Benchmark Policy will not make recommendations solely on

[27]	Considering that shareholder disapproval clearly relates to the director who received a greater than 50% against vote rather than the nominating chair, the Benchmark Policy reviews the severity of the issue(s) that initially raised shareholder concern as well as company responsiveness to such matters, and will only recommend voting against the nominating chair if a reasonable analysis suggests that it would be most appropriate. In rare cases, the Benchmark Policy will consider recommending against the nominating chair when a director receives a substantial (i.e., 20% or more) vote against based on the same analysis.
[28]	Women and directors that identify with a gender other than male or female.
[29]	For more information on how the Benchmark Policy applies these diversity considerations, see the Section below on “Board Diversity”.

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this basis; rather, insufficient board refreshment may be a contributing factor in the recommendations when additional board-related concerns have been identified.

In addition, the Benchmark Policy may consider recommending shareholders vote against the chair of the nominating committee where the board’s failure to ensure the board has directors with relevant experience, either through periodic director assessment or board refreshment, has contributed to a company’s poor performance. Where these issues warrant shareholder opposition and in the absence of both a governance and a nominating committee, the Benchmark Policy will recommend voting against the board chair, unless the chair also serves as the CEO, in which case it will recommend voting against the longest-serving director.

Board-Level Risk Management Oversight

The Benchmark Policy evaluates the risk management function of a public company board on a strictly case-by-case basis. Sound risk management, while necessary at all companies, is particularly important at financial firms, which inherently maintain significant exposure to financial risk. Market best practice indicates that financial firms should have a chief risk officer reporting directly to the board and a dedicated risk committee or a committee of the board charged with risk oversight. Moreover, many non-financial firms maintain strategies that involve a high level of exposure to financial risk. Similarly, since many non-financial firms have complex hedging or trading strategies, those firms should also have a chief risk officer and a risk committee.

These views on risk oversight are consistent with those expressed by various regulatory bodies. In its December 2009 Final Rule release on Proxy Disclosure Enhancements, the SEC noted that risk oversight is a key competence of the board and that additional disclosures would improve investor and shareholder understanding of the role of the board in the organization’s risk management practices. The final rules, which became effective on February 28, 2010, explicitly require companies and mutual funds to describe (while allowing for some degree of flexibility) the board’s role in the oversight of risk.

When analyzing the risk management practices of public companies, the Benchmark Policy will take note of any significant losses or writedowns on financial assets and/or structured transactions. In cases where a company has disclosed a sizable loss or writedown, and where the company’s board-level risk committee’s poor oversight contributed to the loss, the Benchmark Policy will recommend that shareholders vote against such committee members on that basis. In addition, in cases where a company maintains a significant level of exposure to financial risk but fails to disclose any explicit form of board-level risk oversight (via a dedicated committee or otherwise),30 the Benchmark Policy will consider recommending a vote against the board chair on that basis. However, it generally would not recommend voting against a combined chair/CEO, except in egregious cases.

Board Oversight of Environmental and Social Issues

Insufficient oversight of material environmental and social issues can present direct legal, financial, regulatory and reputational risks that could serve to harm shareholder interests. Therefore, shareholders generally benefit

[30]	A committee responsible for risk management could be a dedicated risk committee, the audit committee, or the finance committee, depending on a given company’s board structure and method of disclosure. At some companies, the entire board is charged with risk management.

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when such issues are carefully monitored and managed by companies, and when companies have an appropriate oversight structure in place to ensure that they are mitigating attendant risks and capitalizing on related opportunities to the best extent possible.

To that end, the Benchmark Policy looks to companies to ensure that boards maintain clear oversight of material risks to their operations, including those that are environmental and social in nature. These risks could include, but are not limited to, matters related to climate change, human capital management, diversity, stakeholder relations, and health, safety & environment. Given the importance of the board’s role in overseeing environmental and social risks, this responsibility should be formally designated and codified in the appropriate committee charters or other governing documents.

While it is important that material environmental and social issues are overseen at the board level and that shareholders are afforded meaningful disclosure of these oversight responsibilities, the Benchmark Policy is of the view that that companies should determine the best structure for this oversight. This oversight can be effectively conducted by specific directors, the entire board, a separate committee, or combined with the responsibilities of a key committee.

For companies in the Russell 3000 index and in instances where material oversight concerns are identified, the Benchmark Policy will review a company’s overall governance practices and identify which directors or board-level committees have been charged with oversight of environmental and/or social issues. Furthermore, given the importance of the board’s role in overseeing environmental and social risks, the Benchmark Policy will generally recommend voting against the governance committee chair of a company in the Russell 1000 index that fails to provide explicit disclosure concerning the board’s role in overseeing these issues.

When evaluating the board’s role in overseeing environmental and/or social issues, the Benchmark Policy will examine a company’s committee charters and governing documents to determine if the company has codified and maintained a meaningful level of oversight of and accountability for a company’s material environmental and social impacts.

Board Oversight of Technology

Cyber Risk Oversight

Companies and consumers are exposed to a growing risk of cyber-attacks. These attacks can result in customer or employee data breaches, harm to a company’s reputation, significant fines or penalties, and an interruption to a company’s operations. Further, in some instances, cyber breaches can result in national security concerns, such as those impacting companies operating as utilities, defense contractors, and energy companies.

In response to these issues, regulators have increasingly been focused on ensuring companies are providing appropriate and timely disclosures and protections to stakeholders that could have been adversely impacted by a breach in a company’s cyber infrastructure.

On July 26, 2023, the SEC approved final rules requiring public companies to report cybersecurity incidents deemed material within four days of identifying them, detailing their nature, scope, timing, and material impact under Item 1.05 on Form 8-K.

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Furthermore, in annual reports, companies must disclose their processes for assessing, identifying, and managing material cybersecurity risks, along with their material effects; and describe whether any risks from prior incidents have materially affected its business strategy, results of operations, or financial condition (or are reasonably likely to), pursuant to Regulation S-K Item 106. Item 106 will also require registrants to describe the board of directors’ oversight of risks from cybersecurity threats and management’s role and expertise in assessing and managing material risks from cybersecurity threats. Similar rules were also adopted for foreign private issuers. The final rules became effective on September 5, 2023.

Given the regulatory focus on, and the potential adverse outcomes from, cyber-related issues, many investors view cyber risk as material for all companies. Accordingly, it is critical that companies evaluate and mitigate these risks to the greatest extent possible.31 With that view, all issuers are encouraged to provide clear disclosure concerning the role of the board in overseeing issues related to cybersecurity, including how companies are ensuring directors are fully versed on this rapidly evolving and dynamic issue. Such disclosure can help shareholders understand the seriousness with which companies take this issue.

In the absence of material cyber incidents, the Benchmark Policy will generally not make voting recommendations on the basis of a company’s oversight or disclosure concerning cyber-related issues. However, in instances where cyber-attacks have caused significant harm to shareholders, the board’s oversight of cybersecurity as well as the company’s response and disclosures will be closely evaluated.

Moreover, in instances where a company has been materially impacted by a cyber-attack, it is reasonable for shareholders to expect periodic updates communicating the company’s ongoing progress towards resolving and remediating the impact of the cyber-attack. Shareholders are best served when such updates include (but are not necessarily limited to) details such as when the company has fully restored its information systems, when the company has returned to normal operations, what resources the company is providing for affected stakeholders, and any other potentially relevant information, until the company considers the impact of the cyber-attack to be fully remediated. These disclosures should focus on the company’s response to address the impacts to affected stakeholders and should not reveal specific and/or technical details that could impede the company’s response or remediation of the incident or that could assist threat actors.

In such instances, the Benchmark Policy may recommend against appropriate directors if the board’s oversight, response or disclosure concerning cybersecurity-related issues is found to be insufficient, or are not provided to shareholders.

Board Oversight of Artificial Intelligence

In recent years, companies have rapidly begun to develop and adopt uses for artificial intelligence (AI) technologies throughout various aspects of their operations. Deployed and overseen effectively, AI technologies have the potential to make companies’ operations and systems more efficient and productive. However, as the use of these technologies has grown, so have the potential risks associated with companies’ development and use of AI. Given these potential risks, boards should be cognizant of, and take steps to mitigate exposure to, any material risks that could arise from their use or development of AI.

[31]	CII Policies on Corporate Governance, 2.7; ICGN Global Principles, 6.2.

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Companies that use or develop AI technologies should consider adopting strong internal frameworks that include ethical considerations and ensure they have provided a sufficient level of oversight of AI. As such, boards may seek to ensure effective oversight and address skills gaps by engaging in continued board education and/or appointing directors with AI expertise. With that view, all companies that develop or employ the use of AI in their operations should provide clear disclosure concerning the role of the board in overseeing issues related to AI, including how companies are ensuring directors are fully versed on this rapidly evolving and dynamic issue. Such disclosure can help shareholders understand the seriousness with which companies take this issue.

While market best practice indicates that it is important that these issues are overseen at the board level and that shareholders are afforded meaningful disclosure of these oversight responsibilities, generally, companies should determine the best structure for this oversight. This oversight can be effectively conducted by specific directors, the entire board, a separate committee, or combined with the responsibilities of a key committee.

In the absence of material incidents related to a company’s use or management of AI-related issues, the Benchmark Policy will generally not make voting recommendations on the basis of a company’s oversight of, or disclosure concerning, AI-related issues. However, in instances where there is evidence that insufficient oversight and/or management of AI technologies has resulted in material harm to shareholders, the Benchmark Policy will review a company’s overall governance practices and identify which directors or board-level committees have been charged with oversight of AI-related risks. It will also closely evaluate the board’s response to, and management of, this issue as well as any associated disclosures and may recommend against appropriate directors if the board’s oversight, response or disclosure concerning AI-related issues is found to be insufficient.

Board Accountability for Environmental and Social Performance

The Benchmark Policy carefully monitors companies’ performance with respect to environmental and social issues, including those related to climate and human capital management. In situations where a company has not properly managed or mitigated material environmental or social risks to the detriment of shareholder value, or when such mismanagement has threatened shareholder value, the Benchmark Policy may recommend that shareholders vote against the members of the board who are responsible for oversight of environmental and social risks. In the absence of explicit board oversight of environmental and social issues, the Benchmark Policy may recommend that shareholders vote against members of the audit committee. In making these determinations, the Benchmark Policy will carefully review the situation, its effect on shareholder value, as well as any corrective action or other response made by the company.

For more information on how the Benchmark Policy evaluates environmental and social issues, please see the “Overall Approach to ESG” section of these guidelines as well as the comprehensive Benchmark Policy Guidelines for Shareholder Proposals & ESG-Related Issues, available at www.glasslewis.com/voting-policies-current/.

Board Accountability for Climate-Related Issues

Given the exceptionally broad impacts of a changing climate on companies, the economy, and society in general, climate risk can present a material risk for companies in all industries. Accordingly, it is important that boards consider and evaluate their operational resilience under lower-carbon scenarios. While all companies maintain exposure to climate-related risks, additional consideration should be given to, and disclosure should be provided

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by, those companies whose own GHG emissions represent a financially material risk. For companies with this increased risk exposure, the Benchmark Policy evaluates whether companies are providing clear and comprehensive disclosure regarding these risks, including how they are being mitigated and overseen. Such information is crucial to allow investors to understand the company’s management of this issue as well as the potential impact of a lower carbon future on the company’s operations.

In line with this view, the Benchmark Policy will carefully examine the climate-related disclosures provided by companies in the S&P 500 index with material exposure to climate risk stemming from their own operations,32 as well as companies where their emissions, climate impacts, or stakeholder scrutiny thereof, represent an outsized, financially material risk, in order to assess whether they have produced disclosures in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), IFRS S2 Climate-related Disclosures, or other equivalent climate reporting framework. The Benchmark Policy will also assess whether these companies have disclosed explicit and clearly defined board-level oversight responsibilities for climate-related issues. In instances where either (or both) of these disclosures are found to be absent or significantly lacking, the Benchmark Policy may recommend voting against the chair of the committee (or board) charged with oversight of climate-related issues, or if no committee has been charged with such oversight, the chair of the governance committee. Further, the Benchmark Policy may extend this recommendation on this basis to additional members of the responsible committee in cases where the committee chair is not standing for election due to a classified board, or based on other factors, including the company’s size, industry and its overall governance profile.

Director Commitments

Directors should have the necessary time to fulfill their duties to shareholders, as overcommitted directors may pose a material risk to a company’s shareholders, particularly during periods of crisis. In addition, recent research indicates that the time commitment associated with being a director has been on a significant upward trend in the past decade.33 As a result, the Benchmark Policy generally recommends that shareholders vote against a director who serves as an executive officer (other than executive chair) of any public company34 while serving on more than one external public company board, a director who serves as an executive chair of any public company while serving on more than two external public company boards, and any other director who serves on more than five public company boards.

[32]	This policy will generally apply to companies in the following SASB-defined industries: agricultural products, air freight & logistics, airlines, chemicals, construction materials, containers & packaging, cruise lines, electric utilities & power generators, food retailers & distributors, health care distributors, iron & steel producers, marine transportation, meat, poultry & dairy, metals & mining, non-alcoholic beverages, oil & gas, pulp & paper products, rail transportation, road transportation, semiconductors, waste management.
[33]	For example, the 2015-2016 NACD Public Company Governance Survey states that, on average, directors spent a total of 248.2 hours annual on board-related matters during the past year, which it describes as a “historically high level” that is significantly above the average hours recorded in 2006. Additionally, the 2025 Spencer Stuart Board Index indicates that, 56% of S&P 500 CEOs do not serve on a public company board in addition to their own, while 41.6% of S&P 500 CEOs serve on one additional public board, 1.4% of CEOs serve on two additional public company boards, and no CEOs serve on three.
[34]	When the executive officer in question serves only as an executive at a special purpose acquisition company (SPAC) the Benchmark Policy will generally apply the higher threshold of five public company directorships.

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Because executives will primarily devote their attention to executive duties, the Benchmark Policy generally will not recommend that shareholders vote against overcommitted directors at the companies where they serve as an executive.

When determining whether a director’s service on an excessive number of boards may limit the ability of the director to devote sufficient time to board duties, the Benchmark Policy may consider other potentially relevant factors such as the size and location of the other companies where the director serves on the board, the director’s board roles at the companies in question, whether the director serves on the board of any large privately-held companies, the director’s tenure on the boards in question, and the director’s attendance record at all companies. In the case of directors who serve in executive roles other than CEO (e.g., executive chair), the specific duties and responsibilities of that role will be evaluated in determining whether an exception is warranted.

The Benchmark Policy may also refrain from recommending against certain directors if the company provides sufficient rationale for their continued board service. This rationale should allow shareholders to evaluate the scope of the directors’ other commitments, as well as their contributions to the board including specialized knowledge of the company’s industry, strategy or key markets, the diversity of skills, perspective and background they provide, and other relevant factors. The Benchmark Policy will also generally refrain from recommending a vote against a director who serves on an excessive number of boards within a consolidated group of companies in related industries, or a director who represents a firm whose sole purpose is to manage a portfolio of investments which include the company.

Other Considerations

In addition to the three key characteristics — independence, performance, experience — used to evaluate board members, the Benchmark Policy also considers conflict-of-interest issues as well as the size of the board of directors when making voting recommendations.

Conflicts of Interest

Board members should be wholly free of identifiable and substantial conflicts of interest, regardless of the overall level of independent directors on the board. Accordingly, the Benchmark Policy recommends that shareholders vote against the following types of directors:

●	A CFO who is on the board: The CFO holds a unique position relative to financial reporting and disclosure to shareholders. Due to the critical importance of financial disclosure and reporting, the CFO should report to the board and not be a member of it.

●	A director who provides — or a director who has an immediate family member who provides — material consulting or other material, professional services to the company. These services may include legal, consulting,[35] or financial services. These relationships may create conflicts for directors, since they may be forced to weigh their own interests against shareholder interests when making board decisions. In

[35]	The Benchmark Policy will generally refrain from recommending against a director who provides consulting services for the company if the director is excluded from membership on the board’s key committees and we have not identified significant governance concerns with the board.

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addition, a company’s decisions regarding where to turn for the best professional services may be compromised when doing business with the professional services firm of one of the company’s directors.

●	A director, or a director who has an immediate family member, who is engaging in airplane, real estate, or similar deals, including perquisite-type grants from the company, amounting to more than $50,000. Directors who receive these sorts of payments from the company will have to make unnecessarily complicated decisions that may pit their interests against those of shareholders.

●	Interlocking directorships: CEOs or other top executives who serve on each other’s boards can create an interlock that poses conflicts that should be avoided to ensure the promotion of shareholder interests above all else.[36]

●	All board members who served at a time when a poison pill with a term of longer than one year was adopted without shareholder approval within the prior twelve months.[37] In the event a board is classified and shareholders are, therefore, unable to vote against all directors, the Benchmark Policy will recommend voting against the remaining directors the next year they are up for a shareholder vote. If a poison pill with a term of one year or less was adopted without shareholder approval, and without adequate justification, the Benchmark Policy will consider recommending that shareholders vote against all members of the governance committee. If the board has, without seeking shareholder approval, and without adequate justification, extended the term of a poison pill by one year or less in two consecutive years, the Benchmark Policy will consider recommending that shareholders vote against the entire board.

Size of the Board of Directors

While there is no consensus on a universally applicable optimal board size, market best practice indicates that, absent compelling circumstances, boards should have at least five directors to ensure sufficient diversity in decision-making and to enable the formation of key board committees with independent directors. Conversely, boards with more than 20 members will typically suffer under the weight of “too many cooks in the kitchen” and have difficulty reaching consensus and making timely decisions. Sometimes the presence of too many voices can make it difficult to draw on the wisdom and experience in the room by virtue of the need to limit the discussion so that each voice may be heard.

To that end, the Benchmark Policy typically recommends voting against the chair of the nominating committee (or the governance committee, in the absence of a nominating committee) at a board with fewer than five directors or more than 20 directors.

[36]	The Benchmark Policy does not apply a look-back period for this situation. The interlock policy applies to both public and private companies. On a case-by-case basis, other types of interlocking relationships will be evaluated, such as interlocks with close family members of executives or within group companies. Further, the analysis also evaluates multiple board interlocks among non-insiders (i.e., multiple directors serving on the same boards at other companies), for evidence of a pattern of poor oversight.
[37]	Refer to the “Governance Structure and the Shareholder Franchise” section for further discussion of anti-takeover measures, including poison pills.

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Controlled Companies

Controlled companies warrant certain exceptions to the Benchmark Policy’s independence standards. The board’s function is to protect shareholder interests; however, when an individual or entity (or group of shareholders party to a formal agreement) owns more than 50% of the voting shares, the interests of the majority of shareholders are the interests of that entity or individual. Consequently, the Benchmark Policy does not apply the usual two-thirds board independence rule and, therefore, will not recommend voting against boards whose composition reflects the makeup of the shareholder base.

Independence Exceptions

The independence exceptions made for controlled companies are as follows:

●	The Benchmark Policy does not require that controlled companies have boards that are at least two-thirds independent. So long as the insiders and/or affiliates are connected with the controlling entity, the presence of non-independent board members is acceptable.

●	The compensation committee and nominating and governance committees do not need to consist solely of independent directors.

○	Standing nominating and corporate governance committees at controlled companies are unnecessary. Although having a committee charged with the duties of searching for, selecting, and nominating independent directors can be beneficial, the unique composition of a controlled company’s shareholder base can make such committees weak and irrelevant.

○	Independent compensation committees at controlled companies are also unnecessary. Although independent directors are the best choice for approving and monitoring senior executives’ pay, controlled companies serve a unique shareholder base whose voting power ensures the protection of its interests. As such, having affiliated directors on a controlled company’s compensation committee is acceptable. However, given that a controlled company has certain obligations to minority shareholders, many investors agree that insiders should not serve on the compensation committee. Therefore, the Benchmark Policy will recommend voting against any insider (the CEO or otherwise) serving on the compensation committee.

●	Controlled companies do not need an independent chair or an independent lead or presiding director. Although an independent director in a position of authority on the board — such as chair or presiding director — can best carry out the board’s duties, controlled companies serve a unique shareholder base whose voting power ensures the protection of its interests.

Size of the Board of Directors

The Benchmark Policy has no board size requirements for controlled companies.

Audit Committee Independence

Despite a controlled company’s status, unlike for the other key committees, market best practice indicates that audit committees should consist solely of independent directors. Regardless of a company’s controlled status, the interests of all shareholders must be protected by ensuring the integrity and accuracy of the company’s financial statements. Allowing affiliated directors to oversee the preparation of financial reports could create an insurmountable conflict of interest. As such, the Benchmark Policy typically recommends that shareholders vote against any affiliated or inside director serving on an audit committee.

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Board Responsiveness at Multi-Class Companies

At controlled companies and companies that have multi-class share structures with unequal voting rights, the level of approval or disapproval attributed to unaffiliated shareholders will be carefully examined when determining whether board responsiveness is warranted. In the case of companies that have multi-class share structures with unequal voting rights, the Benchmark Policy analysis will generally include an examination of the level of approval or disapproval attributed to unaffiliated shareholders on a “one share, one vote” basis. At controlled and multi-class companies, when at least 20% or more of unaffiliated shareholders vote contrary to management, boards should engage with shareholders and demonstrate some initial level of responsiveness; and when a majority or more of unaffiliated shareholders vote contrary to management, boards should engage with unaffiliated shareholders and provide a more robust response to fully address shareholder concerns.

Significant Shareholders

Where an individual or entity holds between 20-50% of a company’s voting power, the Benchmark Policy allows for proportional representation on the board and committees (excluding the audit committee) based on the individual or entity’s percentage of ownership.

Governance Following an IPO, Spin-Off, or Direct Listing

Companies that have recently completed an initial public offering (IPO), spin-off, or direct listing should generally be allowed adequate time to fully comply with marketplace listing requirements and meet basic corporate governance standards. The Benchmark Policy typically refrains from making recommendations on the basis of governance standards (e.g., board independence, committee membership and structure, meeting attendance, etc.) during the one-year period following an IPO.

However, some cases warrant shareholder action against the board of a company that has completed an IPO, spin-off, or direct listing within the past year. When evaluating companies that have recently gone public, the analysis will review the terms of the applicable governing documents in order to determine whether shareholder rights are being severely restricted indefinitely. Many investors view board approval of highly restrictive governing documents as a problematic governance practice and believe that such boards have demonstrated that they may subvert shareholder interests following the IPO. In the evaluation of the governing documents, the Benchmark Policy will consider:

●	The adoption of anti-takeover provisions, such as a poison pill or classified board.

●	Supermajority vote requirements to amend governing documents.

●	The presence of exclusive forum or fee-shifting provisions.

●	The presence of mandatory arbitration provisions.

●	Whether shareholders can call special meetings or act by written consent.

●	The voting standard provided for the election of directors.

●	The ability of shareholders to remove directors without cause.

●	The presence of evergreen provisions in the company’s equity compensation arrangements.

●	The presence of a multi-class share structure that does not afford common shareholders voting power that is aligned with their economic interest.

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In cases where it has been determined that the board has approved overly restrictive governing documents, the Benchmark Policy will generally recommend voting against members of the governance committee. If there is no governance committee, or if a portion of such committee members are not standing for election due to a classified board structure, the recommendation may be expanded to additional director nominees, based on who is standing for election.

In cases where, preceding an IPO, the board adopts a multi-class share structure where voting rights are not aligned with economic interest, or an anti-takeover provision, such as a poison pill or classified board, the Benchmark Policy will generally recommend voting against all members of the board who served at the time of the IPO if the board: (i) did not also commit to submitting these provisions to a shareholder vote at the company’s first shareholder meeting following the IPO; or (ii) did not provide for a reasonable sunset of these provisions (generally three to five years in the case of a classified board or poison pill; or seven years or less in the case of a multi-class share structure). In the case of a multi-class share structure, if these provisions are put to a shareholder vote, the analysis will examine the level of approval or disapproval attributed to unaffiliated shareholders when determining the vote outcome.

Adopting an anti-takeover device can unfairly penalize future shareholders who (except for electing to buy or sell the stock) are unable to weigh in on a matter that could potentially negatively impact their ownership interest. This notion is strengthened when a board adopts a classified board with an infinite duration or a poison pill with a five- to ten-year term immediately prior to going public, thereby insulating management for a substantial amount of time.

In addition, shareholders should also be wary of companies that adopt supermajority voting requirements before their IPO. Absent explicit provisions in the articles or bylaws stipulating that certain policies will be phased out over a certain period of time, long-term shareholders could find themselves in the predicament of having to attain a supermajority vote to approve future proposals seeking to eliminate such policies.

Governance Following a Business Combination with a Special Purpose Acquisition Company

The business combination of a private company with a publicly traded special purpose acquisition company (SPAC) facilitates the private entity becoming a publicly traded corporation. Thus, the business combination represents the private company’s de-facto IPO. Some cases may warrant shareholder action against the board of a company that has completed a business combination with a SPAC within the past year.

At meetings where shareholders vote on the business combination of a SPAC with a private company, shareholders are generally voting on a new corporate charter for the post-combination company as a condition for approval of the business combination. In many cases, shareholders are faced with the dilemma of having to approve corporate charters that severely restrict shareholder rights to facilitate the business combination. Therefore, when shareholders are required to approve binding charters as a condition for approval of a business combination with a SPAC, many investors expect that shareholders be provided with advisory votes on material charter amendments as a means to voice their opinions on such restrictive governance provisions.

When evaluating companies that have recently gone public via a business combination with a SPAC, the Benchmark Policy will review the terms of the applicable governing documents to determine whether

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shareholder rights are being severely restricted indefinitely and whether these restrictive provisions were put forth for a shareholder vote on an advisory basis at the prior meeting where shareholders voted on the business combination.

In cases where, prior to the combined company becoming publicly traded, the board adopts a multi-class share structure where voting rights are not aligned with economic interest, or an anti-takeover provision, such as a poison pill or classified board, the Benchmark Policy will generally recommend voting against all members of the board who served at the time of the combined company becoming publicly traded if the board: (i) did not also submit these provisions to a shareholder vote on an advisory basis at the prior meeting where shareholders voted on the business combination; (ii) did not also commit to submitting these provisions to a shareholder vote at the company’s first shareholder meeting following the company becoming publicly traded; or (iii) did not provide for a reasonable sunset of these provisions (generally three to five years in the case of a classified board or poison pill; or seven years or less in the case of a multi-class share structure).

As previously stated, the Benchmark Policy takes the view that adopting an anti-takeover device unfairly penalizes future shareholders who (except for electing to buy or sell the stock) are unable to weigh in on a matter that could potentially negatively impact their ownership interest. Accordingly, the same principles outlined in the above section regarding the adoption of anti-takeover devices also apply to companies who have recently completed a business combination.

Dual-Listed or Foreign-Incorporated Companies

For companies that trade on multiple exchanges or are incorporated in foreign jurisdictions but trade only in the U.S., the Benchmark Policy applies the governance standard most relevant in each situation.38 The Benchmark Policy will consider a number of factors in determining which country-specific governance standard to apply, including but not limited to: (i) the corporate governance structure and features of the company including whether the board structure is unique to a particular market; (ii) the nature of the proposals; (iii) the location of the company’s primary listing, if one can be determined; (iv) the regulatory/governance regime that the board is reporting against; and (v) the availability and completeness of the company’s SEC filings.

OTC-listed Companies

Companies trading on the OTC Bulletin Board are not considered “listed companies” under SEC rules and therefore not subject to the same governance standards as listed companies. Nonetheless, more stringent corporate governance standards should be applied to these companies given that their shares are still publicly traded.

When reviewing OTC companies, the analysis will review the available disclosure relating to the shareholder meeting to determine whether shareholders are able to evaluate several key pieces of information, including: (i)

[38]	Where a company is not included in a relevant stock index (i.e. S&P 500, Russell 1000, or Russell 3000) due to its status as a dual-listed or foreign-incorporated company and has comparable market capitalization as companies included in the relevant index, the Benchmark Policy will generally apply the policies that relate to companies included in the relevant index.

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the composition of the board’s key committees, if any; (ii) the level of share ownership of company insiders or directors; (iii) the board meeting attendance record of directors; (iv) executive and non-employee director compensation; (v) related-party transactions conducted during the past year; and (vi) the board’s leadership structure and determinations regarding director independence.

The Benchmark Policy raises particular concern when company disclosure lacks any information regarding the board’s key committees. Committees of the board are an essential tool for clarifying how the responsibilities of the board are being delegated, and specifically for indicating which directors are accountable for ensuring: (i) the independence and quality of directors, and the transparency and integrity of the nominating process; (ii) compensation programs that are fair and appropriate; (iii) proper oversight of the company’s accounting, financial reporting, and internal and external audits; and (iv) general adherence to principles of good corporate governance.

In cases where shareholders are unable to identify which board members are responsible for ensuring oversight of the above-mentioned responsibilities, the Benchmark Policy may consider recommending against certain members of the board. It is the responsibility of the corporate governance committee to provide thorough disclosure of the board’s governance practices. In the absence of such a committee, it is appropriate to hold the board’s chair or, if such individual is an executive of the company, the longest-serving non-executive board member accountable.

Mutual Fund Boards

Mutual funds, or investment companies, are structured differently from regular public companies (i.e., operating companies). Typically, members of a fund’s advisor are on the board and management takes on a different role from that of regular public companies. Thus, the Benchmark Policy focuses on a short list of requirements, although many of the Benchmark Policy guidelines remain the same.

The following mutual fund policies are similar to the policies for regular public companies:

●	Size of the board of directors — The board should be made up of between five and twenty directors.

●	The CFO on the board — Neither the CFO of the fund nor the CFO of the fund’s registered investment advisor should serve on the board.

●	Independence of the audit committee — The audit committee should consist solely of independent directors.

●	Audit committee financial expert — At least one member of the audit committee should be designated as the audit committee financial expert.

The following differences from regular public companies apply at mutual funds:

●	Independence of the board — Market best practice indicates that three-fourths of an investment company’s board should be made up of independent directors. This is consistent with a proposed SEC rule on investment company boards. The Investment Company Act requires 40% of the board to be independent. However, in 2001, the SEC amended the Exemptive Rules to require that a majority of a mutual fund board be independent. In 2005, the SEC proposed increasing the independence threshold to 75%, and the following year a federal appeals court ordered that this rule amendment be put back out for public comment, putting it back into “proposed rule” status. Since mutual fund boards play a

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vital role in overseeing the relationship between the fund and its investment manager, there is greater need for independent oversight than there is for an operating company board.

●	When the auditor is not up for ratification — The Benchmark Policy does not recommend voting against the audit committee if the auditor is not up for ratification. Due to the different legal structure of an investment company compared to an operating company, the auditor of an investment company (i.e., mutual fund) does not conduct the same level of financial review for each investment company as for an operating company.

●	Non-independent chair — The Benchmark Policy generally prefers that the roles of a mutual fund’s chair and CEO should be separate. Accordingly, it recommends voting against the chair of an investment company’s nominating committee as well as the board chair if the chair and CEO of a mutual fund are the same person and the fund does not have an independent lead or presiding director.

●	Multiple funds overseen by the same director — Unlike service on a public company board, mutual fund boards require much less of a time commitment. Mutual fund directors typically serve on dozens of other mutual fund boards, often within the same fund complex. The Investment Company Institute’s (ICI) Overview of Fund Governance Practices, 1994-2012, indicates that the average number of funds served by an independent director in 2012 was 53. Absent evidence that a specific director is hindered from being an effective board member at a fund due to service on other funds’ boards, the Benchmark Policy does not maintain a cap on the number of outside mutual fund boards that a director can serve on.

Declassified Boards

Investors broadly view the repeal of staggered boards and the annual election of directors favorably. Generally, staggered boards are less accountable to shareholders than boards that are elected annually. Furthermore, the annual election of directors encourages board members to focus on shareholder interests.

Empirical studies have shown: (i) staggered boards are associated with a reduction in a firm’s valuation; and (ii) in the context of hostile takeovers, staggered boards operate as a takeover defense, which entrenches management, discourages potential acquirers, and delivers a lower return to target shareholders.

Some research has indicated that shareholders are worse off when a staggered board blocks a transaction, and that, when a staggered board negotiates a friendly transaction, no statistically significant difference in premium occurs.39 Additional research found that charter-based staggered boards “reduce the market value of a firm by 4% to 6% of its market capitalization” and that “staggered boards bring about, and not merely reflect, this reduction in market value.”40 A subsequent study reaffirmed that classified boards reduce shareholder value,

[39]	Lucian Bebchuk, John Coates IV, Guhan Subramanian, “The Powerful Antitakeover Force of Staggered Boards: Further Findings and a Reply to Symposium Participants,” 55 Stanford Law Review 885-917 (2002).
[40]	Lucian Bebchuk, Alma Cohen, “The Costs of Entrenched Boards” (2004).

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finding “that the ongoing process of dismantling staggered boards, encouraged by institutional investors, could well contribute to increasing shareholder wealth.”41

Shareholders have increasingly come to agree with this view. In 2025, 89% of S&P 500 companies had declassified boards, up from 68% in 2009.42 Management proposals to declassify boards are typically approved with near unanimity and shareholder proposals on the topic often receive strong shareholder support; in 2025, shareholder proposals requesting that companies declassify their boards received average support of 77.9% (excluding abstentions and broker non-votes).43 Further, in the first half of 2025, over half of all those companies targeted by shareholder proposals requesting that all directors stand for election annually did not recommend that shareholders oppose the resolution, a departure from the more typical management recommendation to vote against shareholder proposals.

Given that declassified boards promote director accountability, the empirical evidence suggesting staggered boards reduce a company’s value, and the established shareholder opposition to such a structure, the Benchmark Policy supports the declassification of boards and the annual election of directors.

Board Composition and Refreshment

Many investors support routine director evaluation, including independent external reviews, and periodic board refreshment to foster the sharing of diverse perspectives in the boardroom and the generation of new ideas and business strategies. The Benchmark Policy is of the view that the board should evaluate the need for changes to board composition based on an analysis of skills and experience necessary for the company, as well as the results of the director evaluations, as opposed to relying solely on age or tenure limits. When necessary, shareholders can address concerns regarding proper board composition through director elections.

A director’s experience can be a valuable asset to shareholders because of the complex, critical issues that boards face. This said, in rare circumstances, a lack of refreshment can contribute to inadequate board responsiveness to poor company performance.

The Benchmark Policy will note as a potential concern instances where the average tenure of non-executive directors is 10 years or more and no new directors have joined the board in the past five years. While the analysis will highlight this as a potential area of concern, the Benchmark Policy will not make recommendations strictly on this basis, unless other governance or board performance concerns are identified.

On occasion, age or term limits can be used to remove a director for boards that are unwilling to police their membership and enforce turnover. Some shareholders support term limits to force change in such circumstances.

[41]	Lucian Bebchuk, Alma Cohen and Charles C.Y. Wang, “Staggered Boards and the Wealth of Shareholders: Evidence from a Natural Experiment,” SSRN: http://ssrn.com/abstract=1706806 (2010), p. 26.
[42]	Spencer Stuart Board Index, 2025, p. 46.
[43]	Brad Goldberg, Michael Mencher, and Vince Flynn, “Proxy Season Highlights: Shareholder and Management Proposals,” Cooley LLP, July 22, 2025.

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While age limits can aid board succession planning, the long-term impact of age limits restricts experienced and potentially valuable board members from service through an arbitrary means. Accordingly, many shareholders favor monitoring the board’s overall composition, including the diversity of its members, the alignment of the board’s areas of expertise with a company’s strategy, the board’s approach to corporate governance, and its stewardship of company performance, rather than imposing inflexible rules that don’t necessarily correlate with returns or benefits for shareholders.

However, if a board adopts term/age limits, it should not waive such limits. In cases where the board waives its term/age limits for two or more consecutive years, the Benchmark Policy will generally recommend that shareholders vote against the nominating and/or governance committee chair, unless a compelling rationale is provided for why the board is proposing to waive this rule, such as consummation of a corporate transaction.

Board Diversity

The Benchmark Policy’s approach to providing proxy voting guidance considering diversity factors at U.S. companies and its display in Proxy Papers was modified in March 2025. For more information, please see the 2025 Supplemental Statement on Diversity Considerations at US Companies.

Many investors consider it important to ensure that the board is composed of directors who have a diversity of skills, thought and experience, as such diversity benefits companies by providing a broad range of perspectives and insights. Accordingly, the Benchmark Policy closely reviews the board’s composition for representation of diverse director candidates. For further information on board diversity, please see In-Depth Report: Board Gender Diversity.

Board Gender Diversity

The nominating and governance committee is responsible for ensuring sufficient board diversity, or for publicly communicating its rationale or a plan for increasing diversity. As such, the Benchmark Policy will generally recommend voting against the chair of the nominating committee of a board that is not at least 30% gender diverse, or all members of the nominating committee of a board with no gender diverse directors, at companies within the Russell 3000 index. For companies outside the Russell 3000 index, the Benchmark Policy requires a minimum of one gender diverse director.

When making these voting recommendations, a company’s disclosure of its diversity considerations will be carefully reviewed and the Benchmark Policy may refrain from recommending that shareholders vote against directors when boards have provided sufficient rationale for the lack of diversity or a plan to address the lack of diversity, including a timeline of when the board intends to appoint additional gender diverse directors (generally by the next annual meeting or as soon as reasonably practicable).

The gender diversity recommendations may be extended to additional members of the nominating committee in cases where the committee chair is not standing for election due to a classified board, or based on other factors, including the company’s size and industry, applicable laws in its state of headquarters, and its overall governance profile.

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Board Underrepresented Community Diversity

The Benchmark Policy will generally recommend against the chair of the nominating committee of a board with fewer than one director from an underrepresented community at companies within the Russell 1000 index.

The Benchmark Policy defines “underrepresented community director” as an individual who self-identifies as Black, African American, North African, Middle Eastern, Hispanic, Latino, Asian, Pacific Islander, Native American, Native Hawaiian, or Alaskan Native, or who self-identifies as a member of the LGBTQIA+ community. For the purposes of this evaluation, the analysis will rely solely on self-identified demographic information as disclosed in company proxy statements.

When making these voting recommendations, a company’s disclosure of its diversity considerations will be carefully reviewed and the Benchmark Policy may refrain from recommending that shareholders vote against directors when boards have provided a sufficient rationale or plan to address the lack of diversity on the board, including a timeline to appoint additional directors from an underrepresented community (generally by the next annual meeting or as soon as reasonably practicable).

These recommendations may be extended to additional members of the nominating committee in cases where the committee chair is not standing for election due to a classified board structure, or based on other factors, including the company’s size and industry, applicable laws in its state of headquarters, and its overall governance profile.

State Laws on Diversity

Several states have begun to encourage board diversity through legislation. Some state laws have imposed mandatory board composition requirements, while other states have enacted legislation that encourages companies to diversify their boards, but does not mandate board composition requirements. Furthermore, several states have enacted or considered enacting certain disclosure or reporting requirements in filings made with each respective state annually.

The Benchmark Policy will recommend in accordance with mandatory board composition requirements set forth in applicable state laws when they come into effect. It will generally refrain from recommending shareholder opposition to directors on this basis when applicable state laws do not mandate board composition requirements, are non-binding, or solely impose disclosure or reporting requirements.

Disclosure of Director Diversity and Skills

Company disclosure is critical to allow shareholders to measure the mix of diverse attributes and skills of directors. Accordingly, at companies in the Russell 1000 index, the Benchmark Policy analysis includes a review of how a company’s proxy statement presents: (i) the board’s current percentage of racial/ethnic diversity; (ii) whether the board’s definition of diversity explicitly includes gender and/or race/ethnicity; (iii) whether the board has adopted a policy requiring women and minorities to be included in the initial pool of candidates when selecting new director nominees (aka “Rooney Rule”); and (iv) board skills disclosure. Such ratings will help inform the assessment of a company’s overall governance and may be a contributing factor in voting recommendations when additional board-related concerns have been identified.

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At companies in the Russell 1000 index that have not provided any disclosure in any of the above categories, the Benchmark Policy will generally recommend voting against the chair of the nominating and/or governance committee. Further, when companies in the Russell 1000 index have not provided any disclosure of individual or aggregate racial/ethnic minority board demographic information, the Benchmark Policy will generally recommend voting against the chair of the nominating and/or governance committee.

Proxy Access

In lieu of running their own contested election, proxy access not only allows certain shareholders to nominate directors to company boards but also ensures that the shareholder nominees would be included on the company’s ballot, significantly enhancing the ability of shareholders to play a meaningful role in selecting their representatives. Market best practice generally supports affording shareholders the right to nominate director candidates to management’s proxy as a means to ensure that significant, long-term shareholders have the ability to nominate candidates to the board.

Companies generally seek shareholder approval to amend their bylaws to adopt proxy access in response to shareholder engagement or pressure, usually in the form of a shareholder proposal requesting proxy access, although some companies may adopt some elements of proxy access without prompting. The Benchmark Policy considers several factors when evaluating whether to support proposals for companies to adopt proxy access, including the specified minimum ownership and holding requirement for shareholders to nominate one or more directors, as well as company size, performance and responsiveness to shareholders.

For a discussion of Benchmark Policy approach to shareholder proposals regarding proxy access, refer to Glass Lewis’ Benchmark Policy Guidelines for Shareholder Proposals & ESG-Related Issues, available at www.glasslewis.com.

Majority Vote for Election of Directors

To promote a basic level of director accountability, investors broadly agree that companies should require that directors must receive a majority of votes cast to be elected. Unlike a plurality vote standard, a majority voting standard allows shareholders to collectively vote to reject a director they believe will not pursue and protect their best interests, which many investors view as leading to more attentive directors. For a detailed overview of voting standards for director elections in the U.S., please refer to the Market Overview – U.S. Election of Directors Voting Standards.

Majority Voting Standards

In line with CII’s Policies on Corporate Governance and ICGN’s Global Governance Principles and in accordance with broad investor sentiment, directors should generally be elected by a majority of votes cast in uncontested elections. Further, many investors expect that directors who fail to receive the support of a majority of votes cast in an uncontested election step down from the board as soon as practicable and not be reappointed.

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Majority voting standards have been adopted by most large cap and S&P 500 companies. Under a majority voting standard, uncontested nominees are elected to the board when they receive a higher number of votes cast “for” than the number of votes cast “against”.

Most, though not all, majority voting policies contain resignation clauses, whereby nominees who fail to receive a majority of shareholder votes must submit their conditional resignation to the board. The board may opt to either accept or reject the nominee’s resignation, which gives the board final authority over whether to accept the outcome of the shareholders’ vote.

However, majority voting alongside a resignation policy may be viewed by investors as insufficient, because requiring a director to resign is not the same as requiring a majority vote to elect a director. As such, this modified approach does not allow shareholders to have a definitive voice in the election process. As of 2025, 88% of the S&P 500 Index has implemented a resignation policy for directors failing to receive majority shareholder support, compared to 65% in 2009.44

Although shareholders only rarely fail to support directors, the occasional majority vote against a director’s election will likely deter the election of directors with a record of ignoring shareholder interests. The Benchmark Policy will, therefore, generally support proposals calling for the election of directors by a majority vote, except in cases of contested director elections. Further, most directors who fail to receive a majority shareholder vote in favor of their election do not step down, underscoring the need for true majority voting.

Plurality Voting Standards

Plurality voting remains the default voting standard for uncontested elections of directors at most mid- and small-cap companies. Under a plurality voting standard, director nominees receiving the most “for” votes are elected to office until all available board seats are filled, regardless of whether those nominees receive a majority of votes cast in favor of their election (i.e., more than 50% of the total votes). As a result, in an uncontested election, where the number of director nominees is equal to the number of available board seats, it is possible for a nominee to secure their election by receiving a single “for” vote.

Generally, in a plurality election shareholders who wish to oppose a nominee can only “withhold” their vote, rather than vote “against”. While withholding a vote provides shareholders with a symbolic means of communicating their disapproval of a candidate, it has no legal effect on the outcome of the election and is thus equivalent to an abstention. Though it is rare, this means that in some cases directors receiving a greater number of “withhold” votes than “for” votes can be elected to office.

Conflicting and Excluded Proposals

SEC Rule 14a-8(i)(9) allows companies to exclude shareholder proposals “if the proposal directly conflicts with one of the company’s own proposals to be submitted to shareholders at the same meeting.” On October 22, 2015, the SEC issued Staff Legal Bulletin No. 14H (SLB 14H) clarifying its rule concerning the exclusion of certain shareholder proposals when similar items are also on the ballot. SLB 14H increased the burden on companies to

[44]	Spencer Stuart Board Index, 2025, p. 46.

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prove to SEC staff that a conflict exists; therefore, many companies still chose to place management proposals alongside similar shareholder proposals in many cases.

During the 2018 proxy season, a new trend in the SEC’s interpretation of this rule emerged. Upon submission of shareholder proposals requesting that companies adopt a lower special meeting threshold, several companies petitioned the SEC for no-action relief under the premise that the shareholder proposals conflicted with management’s own special meeting proposals, even though the management proposals set a higher threshold than those requested by the proponent. No-action relief was granted to these companies; however, the SEC stipulated that the companies must state in the rationale for the management proposals that a vote in favor of management’s proposal was tantamount to a vote against the adoption of a lower special meeting threshold. In certain instances, shareholder proposals to lower an existing special meeting right threshold were excluded on the basis that they conflicted with management proposals seeking to ratify the existing special meeting rights. The exclusion of these shareholder proposals can be problematic as, in these instances, shareholders are not offered any enhanced shareholder right, nor would the approval (or rejection) of the ratification proposal initiate any type of meaningful change to shareholders’ rights.

In instances where companies have excluded shareholder proposals, such as those instances where special meeting shareholder proposals are excluded as a result of “conflicting” management proposals, the Benchmark Policy will take a case-by-case approach, taking into account the following issues:

●	The threshold proposed by the shareholder resolution;

●	The threshold proposed or established by management and the attendant rationale for the threshold;

●	Whether management’s proposal is seeking to ratify an existing special meeting right or adopt a bylaw that would establish a special meeting right; and

●	The company’s overall governance profile, including its overall responsiveness to and engagement with shareholders.

The Benchmark Policy generally favors a 10-15% special meeting right. Accordingly, it will generally recommend voting for management or shareholder proposals that fall within this range. When faced with conflicting proposals, the Benchmark Policy will generally recommend in favor of the lower special meeting right and will recommend voting against the proposal with the higher threshold.

However, in instances where there are conflicting management and shareholder proposals and a company has not established a special meeting right, the Benchmark Policy may recommend that shareholders vote in favor of the shareholder proposal and that they abstain from a management-proposed bylaw amendment seeking to establish a special meeting right. An abstention can ensure that shareholders are sending a clear signal regarding their preference for the appropriate threshold for a special meeting right, while not directly opposing the establishment of such a right.

In cases where the company excludes a shareholder proposal seeking a reduced special meeting right by means of ratifying a management proposal that is materially different from the shareholder proposal, the Benchmark Policy will generally recommend voting against the chair or members of the governance committee. In other instances of conflicting management and shareholder proposals, the Benchmark Policy will consider the following:

●	The nature of the underlying issue;

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●	The benefit to shareholders of implementing the proposal;

●	The materiality of the differences between the terms of the shareholder proposal and management proposal;

●	The context of a company’s shareholder base, corporate structure and other relevant circumstances; and

●	A company’s overall governance profile and, specifically, its responsiveness to shareholders as evidenced by a company’s response to previous shareholder proposals and its adoption of progressive shareholder rights provisions.

In recent years, the considerations given by the SEC when determining whether companies may exclude certain shareholder proposals have been dynamic. As of Fall 2025, these changes have accelerated as the SEC has announced a series of current and planned measures that may significantly change the number and type of shareholder proposals that come to a vote at U.S. companies.

While the impact of these changes and how investors respond to them is uncertain at this time, the Benchmark Policy will generally approach these matters with the basic premise that shareholders should be afforded the opportunity to vote on matters of material importance. To be sure, the Benchmark Policy respects the limitations placed on shareholder proponents, as certain shareholder proposals can unduly burden companies or cross the line between the purview of shareholders and that of the board. It also recognizes that not all shareholder proposals serve the long-term interests of shareholders.

Nonetheless, the Benchmark Policy views the basic right of shareholders to file proposals as critical to the proper functioning of our system of corporate governance and in the best economic interest of all shareholders. A number of important corporate governance reforms, such as declassified boards and majority voting, would not have been achieved without shareholders’ willingness and ability to submit proposals, for which they bear the costs and only realize a portion of the benefits. Empirical evidence has shown that even withdrawn shareholder proposals, such as those on executive compensation, can encourage beneficial corporate practices, thereby benefiting all shareholders.45

The SEC’s ongoing changes and their ramifications will be closely monitored as the 2026 proxy season in the United States approaches. The Benchmark Policy may be updated prior to or during the 2026 proxy season should its approach to these matters change or regulatory developments warrant such an update.

[45]	Colleen Honigsberg, Robert Jackson. “Exxon’s Suit Against its Own Shareholders Threatens Valuable Bargaining.” Promarket. July 16, 2024.

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Transparency and Integrity in Financial Reporting

Auditor Ratification

The auditor’s role as gatekeeper is crucial in ensuring the integrity and transparency of the financial information necessary for protecting shareholder value. Shareholders rely on the auditor to ask tough questions and to do a thorough analysis of a company’s books to ensure that the information provided to shareholders is complete, accurate, fair, and that it is a reasonable representation of a company’s financial position. The only way shareholders can make rational investment decisions is if the market is equipped with accurate information about a company’s fiscal health. As stated in the October 6, 2008 Final Report of the Advisory Committee on the Auditing Profession to the U.S. Department of the Treasury:

“The auditor is expected to offer critical and objective judgment on the financial matters under consideration, and actual and perceived absence of conflicts is critical to that expectation. The Committee believes that auditors, investors, public companies, and other market participants must understand the independence requirements and their objectives, and that auditors must adopt a mindset of skepticism when facing situations that may compromise their independence.”

As such, shareholders should demand an objective, competent and diligent auditor who performs at or above professional standards at every company in which the investors hold an interest. Like directors, auditors should be free from conflicts of interest and should avoid situations requiring a choice between the auditor’s interests and those of the shareholders they serve. Almost without exception, shareholders should be able to annually review an auditor’s performance and to annually ratify a board’s auditor selection. Moreover, in October 2008, the Advisory Committee on the Auditing Profession recommended that “to further enhance audit committee oversight and auditor accountability... disclosure in the company proxy statement regarding shareholder ratification [should] include the name(s) of the senior auditing partner(s) staffed on the engagement.”46

On August 16, 2011, the PCAOB issued a Concept Release seeking public comment on ways that auditor independence, objectivity and professional skepticism could be enhanced, with a specific emphasis on mandatory audit firm rotation. The PCAOB convened several public roundtable meetings during 2012 to further discuss such matters. Auditor rotation can ensure both the independence of the auditor and the integrity of the audit. Accordingly, the Benchmark Policy will typically recommend that shareholders support proposals to require auditor rotation when the proposal uses a reasonable period of time (usually not less than 5-7 years), particularly at companies with a history of accounting problems.

On June 1, 2017, the PCAOB adopted new standards to enhance auditor reports by providing additional important information to investors. For companies with fiscal year end dates on or after December 15, 2017,

[46]	“Final Report of the Advisory Committee on the Auditing Profession to the U.S. Department of the Treasury.” p. VIII:20, October 6, 2008.

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reports were required to include the year in which the auditor began serving consecutively as the company’s auditor. For large accelerated filers with fiscal year ends of June 30, 2019 or later, and for all other companies with fiscal year ends of December 15, 2020 or later, communication of critical audit matters (CAMs) are also required. CAMs are matters that have been communicated to the audit committee, are related to accounts or disclosures that are material to the financial statements, and involve especially challenging, subjective, or complex auditor judgment.

The additional reporting requirements are beneficial for investors as they can provide investors with information that is critical to making an informed judgment about an auditor’s independence and performance. Furthermore, the additional requirements are an important step toward enhancing the relevance and usefulness of auditor reports, which too often are seen as boilerplate compliance documents that lack the relevant details to provide meaningful insight into a particular audit.

Voting Recommendations on Auditor Ratification

The Benchmark Policy will generally recommend support for a company’s choice of auditor, except when there are credible indications that the auditor’s independence or audit integrity may have been compromised. Where a board has not allowed shareholders to review and ratify an auditor, the Benchmark Policy will typically recommend voting against the audit committee chair. When there have been material restatements of annual financial statements or material weaknesses in internal controls, the Benchmark Policy will typically recommend voting against the entire audit committee.

Reasons why the Benchmark Policy may not recommend ratification of an auditor include:

●	When audit fees plus audit-related fees total less than the tax fees and/or other non-audit fees.

●	Recent material restatements of annual financial statements, including those resulting in the reporting of material weaknesses in internal controls and including late filings by the company where the auditor bears some responsibility for the restatement or late filing.[47]

●	When the auditor performs prohibited services such as tax-shelter work, tax services for the CEO or CFO, or contingent-fee work, such as a fee based on a percentage of economic benefit to the company.

●	When audit fees are excessively low, especially when compared with other companies in the same industry.

●	When the company has aggressive accounting policies.

●	When the company has poor disclosure or lack of transparency in its financial statements.

●	Where the auditor limited its liability through its contract with the company or the audit contract requires the corporation to use alternative dispute resolution procedures without adequate justification.

●	Presence of other relationships or concerns with the auditor that might suggest a conflict between the auditor’s interests and shareholder interests.

[47]	An auditor does not audit interim financial statements. Thus, the Benchmark Policy generally will not oppose auditor ratification due to a restatement of interim financial statements unless the nature of the misstatement is clear from a reading of the incorrect financial statements.

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●	In determining whether shareholders would benefit from rotating the company’s auditor, where relevant, the Benchmark Policy will consider factors that may call into question an auditor’s effectiveness, including auditor tenure, a pattern of inaccurate audits, and any ongoing litigation or significant controversies. When considering ongoing litigation and significant controversies, the Benchmark Policy is mindful that such matters may involve unadjudicated allegations and does not assume the truth of such allegations or that the law has been violated. Instead, the Benchmark Policy focuses more broadly on whether, under the particular facts and circumstances presented, the nature and number of such lawsuits or other significant controversies reflects on the risk profile of the company or suggests that appropriate risk mitigation measures may be warranted.

Pension Accounting Issues

A pension accounting question occasionally raised in proxy proposals is what effect, if any, projected returns on employee pension assets should have on a company’s net income. This issue often arises in the context of executive-compensation and the extent to which pension accounting should be reflected in business performance for purposes of calculating payments to executives.

In accordance with prevailing market practice, pension credits should generally not be included in measuring income that is used to award performance-based compensation. Because many of the assumptions used in accounting for retirement plans are subject to the company’s discretion, management would have an obvious conflict of interest if pay were tied to pension income, as projected income from pensions does not truly reflect a company’s performance.

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The Link Between Compensation and Performance

The compensation awarded to senior executives is an important area in which the board’s priorities are revealed. Executive compensation should be linked directly with the performance of the business the executive is charged with managing. Market best practice indicates that the most effective compensation arrangements provide for an appropriate mix of performance-based short- and long-term incentives in addition to fixed pay elements while promoting a prudent and sustainable level of risk-taking.

Comprehensive, timely and transparent disclosure of executive pay is critical to allowing shareholders to evaluate the extent to which pay is aligned with company performance. The disclosure of performance metrics and goals is an important component in assessing executive compensation. Performance metrics must vary depending on the company and industry, among other factors, and may include a wide variety of financial measures as well as industry-specific performance indicators. However, companies should disclose why the specific performance metrics were selected and how the actions they are designed to incentivize will lead to better corporate performance.

It is rarely in shareholders’ interests to disclose competitive data about individual salaries below the senior executive level. Such disclosure could create internal personnel discord that would be counterproductive for the company and its shareholders. Shareholders likely do not need nor would they benefit from detailed reports about individual management employees other than the most senior executives.

Advisory Vote on Executive Compensation (Say-on-Pay)

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) required most companies to hold an advisory vote on executive compensation at the first shareholder meeting that occurs six months after enactment of the bill (January 21, 2011).

This practice of allowing shareholders a non-binding vote on a company’s compensation report is standard practice in many non-U.S. countries and has been a requirement for most companies in the United Kingdom since 2003 and in Australia since 2005. Although say-on-pay proposals are non-binding, a high level of “against” or “abstain” votes indicates substantial shareholder concern about a company’s compensation policies and procedures.

Given the complexity of most companies’ compensation programs, the Benchmark Policy applies a highly nuanced approach when analyzing advisory votes on executive compensation. Each company’s compensation is reviewed on a case-by-case basis, recognizing that each company must be examined in the context of industry, size, maturity, performance, financial condition, its historic pay for performance practices, and any other relevant internal or external factors.

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Companies should design and apply specific compensation policies and practices that are appropriate to the circumstances of the company and, in particular, will attract and retain competent executives and other staff, while motivating them to grow the company’s long-term shareholder value.

Where specific policies and practices serve to reasonably align compensation with performance, and such practices are adequately disclosed, the Benchmark Policy will typically recommend that shareholders support the company’s approach. If, however, those specific policies and practices fail to demonstrably link compensation with performance, additional scrutiny is applied and the Benchmark Policy may recommend a vote against the say-on-pay proposal.

Say-on-pay proposals are reviewed on both a qualitative and quantitative basis, with a focus on several main areas:

●	The overall design and structure of the company’s executive compensation programs including selection and challenging nature of performance metrics;

●	The implementation and effectiveness of the company’s executive compensation programs, including pay mix and use of performance metrics in determining pay levels;

●	The quality and content of the company’s disclosure;

●	The quantum paid to executives; and

●	The link between compensation and performance, as indicated by the company’s current and past pay-for-performance scores.

Significant changes or modifications are reviewed, including post fiscal year-end changes and one-time awards, particularly where the changes touch upon issues that are material to the alignment between pay and shareholder interests. Additionally, while generally rare in the U.S. market, beneficial features such as, but not limited to, post-vesting and/or post-retirement holding requirements may be viewed positively in the holistic analysis.

Say-on-Pay Voting Recommendations

There are many elements that may drive voting recommendations. Informed by market best practices and widespread investor sentiment, the following factors have been identified as particularly important in Benchmark Policy voting recommendations:

●	Evidence of a pattern of poor pay-for-performance practices (e.g., deficient or failing pay-for-performance scores or a misalignment between incentive payouts and the shareholder experience),

●	Unclear or questionable disclosure regarding the overall compensation structure (e.g., limited information regarding benchmarking processes, limited rationale for bonus performance metrics and targets, etc.),

●	Questionable adjustments to certain aspects of the overall compensation structure (e.g., limited rationale for significant changes to performance targets or metrics, the payout of guaranteed bonuses or sizable retention grants, etc.), and/or

●	Other egregious compensation practices.

The analysis of executive compensation programs is approached on a case-by-case basis. All factors related to named executive officer compensation are reviewed, including quantitative analyses, structural features, the

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presence of effective best practice policies, disclosure quality and trajectory-related factors. Except for particularly egregious pay decisions and practices, no one factor would ordinarily lead to an unfavorable recommendation under the Benchmark Policy without a review of the company’s rationale and/or the influence of such decisions or practices on other aspects of the pay program, most notably the company’s ability to align executive pay with performance and the shareholder experience.

Although not an exhaustive list, the following factors are generally viewed negatively under the Benchmark Policy:

●	Inappropriate or outsized self-selected peer groups and/or benchmarking issues such as compensation targets set well above the median without adequate justification;

●	Egregious or excessive bonuses, equity awards, perquisites or severance payments, including golden handshakes and golden parachutes;

●	Insufficient response to low shareholder support on prior say-on-pay and/or other related compensation proposals;

●	Problematic contractual payments, such as guaranteed bonuses;

●	Adjustments to performance results that lead to problematic pay outcomes;

●	Insufficiently challenging performance targets and/or high potential payout opportunities;

●	Performance targets that are lowered without justification;

●	Discretionary bonuses paid when short- or long-term incentive plan targets were not met;

●	High executive pay relative to peers that is not justified by outstanding company performance; and

●	Inappropriate terms for the long-term incentive plans (please see “Long-Term Incentives” for more information).

The aforementioned issues influence the assessment of the structure of a company’s compensation program. Structure is evaluated on a “Good, Fair, Poor” rating scale whereby a “Good” rating represents a compensation program with little to no concerns and market-leading practices, a “Fair” rating represents a compensation program with some concerns but general adherence to best practices and a “Poor” rating represents a compensation program that deviates significantly from best practice or contains one or more egregious compensation practices. However, it should be noted that this rating is independent of any qualitative assessment used in Glass Lewis’s proprietary pay-for-performance model.

It is important for companies to provide investors with clear and complete disclosure of all the significant terms of compensation arrangements. Similar to structure, disclosure is evaluated on a “Good, Fair, Poor” rating scale. A “Good” rating represents a thorough discussion of all elements of compensation with rationale. A “Fair” rating represents an adequate discussion of all or most elements of compensation with rationale. A “Poor” rating represents an incomplete or absent discussion of compensation. In instances where a company has simply failed to provide sufficient disclosure of its policies, the Benchmark Policy may recommend that shareholders oppose this proposal solely on this basis, regardless of the appropriateness of compensation levels. Regulatory disclosure rules such as smaller reporting company disclosure standards may condone the omission of key executive compensation information. However, companies should provide sufficient information in the proxy statement to enable shareholders to vote in an informed manner.

In general, most companies will fall within the “Fair” range for both structure and disclosure, and the “Good” and “Poor” ratings to highlight outliers.

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Where egregious compensation practices are identified, shareholder opposition to the compensation committee may be recommended under the Benchmark Policy based on the practices or actions of its members during the year. Such practices may include approving large one-off payments, the inappropriate, unjustified use of discretion, or sustained poor pay for performance practices. (Refer to the section on “Compensation Committee Performance” for more information.)

Company Responsiveness

When companies receive a significant level of shareholder opposition to a say-on-pay proposal, defined as when more than 20% of votes on the proposal are cast as “against” and/or “abstain”, it is considered best practice for the board to demonstrate a commensurate level of engagement and responsiveness to the concerns behind the disapproval, with a particular focus on responding to shareholder feedback. When assessing the level of opposition to say-on-pay proposals, the level of opposition among disinterested shareholders as an independent group may also be examined. While sweeping changes may not be made to a compensation program without due consideration, the Benchmark Policy is of the view that the compensation committee should demonstrate its responsiveness to significant opposition in its proxy statement. Although a majority of shareholders may still have voted in favor of the proposal, the average approval rate for say-on-pay proposals is typically above 90%, and support levels substantially below this level are outside of the norm. In general, market expectations regarding the minimum appropriate levels of responsiveness will correspond to the level of shareholder opposition, as expressed both through the magnitude of opposition in a single year, and whether shareholder disapproval continues over a sustained period.

Appropriate responses to significant opposition to compensation plans include engagement with shareholders, especially those that dissented to the proposal, to identify their concerns where possible, and, where reasonable, implementing changes and/or making commitments that directly address those concerns within the company’s compensation program. In cases where particularly egregious pay decisions caused a say-on-pay proposal to fail, any changes made that directly address structural concerns about the pay decision are considered. In the absence of any evidence in the disclosure that the board is actively engaging shareholders on these issues and responding accordingly, the Benchmark Policy may hold compensation committee members accountable for failing to adequately respond to shareholder opposition. Regarding such recommendations, careful consideration will be given to the level of shareholder opposition, the severity of the issue, and the company’s historical compensation practices.

Pay for Performance

An integral part of a well-structured compensation package is a successful link between pay and performance. The Glass Lewis proprietary pay-for-performance model, which serves as the primary quantitative analysis, was developed to better evaluate the link between pay and performance. Generally, compensation and performance are measured against a peer group of appropriate companies that may overlap, to a certain extent, with a company’s self-disclosed peers. This quantitative analysis provides a consistent framework and historical context for clients to determine how well companies link executive compensation to relative performance. The methodology takes a scorecard-based approach in evaluating pay-and-performance alignment. Final alignment scores are determined by the weighted sum of up to six tests, each with their own severity rating. Overall scores and ratings range as follows:

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●	Severe Concern: 0 to 20 points

●	High Concern: 21 to 40 points

●	Medium Concern: 41 to 60 points

●	Low Concern: 61 to 80 points

●	Negligible Concern: 81 to 100 points

The individual tests are as follows:

●	Granted CEO Pay vs. TSR

●	Granted CEO Pay vs. Financial Performance

●	CEO STI Payouts vs. TSR

●	Total Granted NEO Pay vs. Financial Performance

●	CEO Compensation-Actually-Paid (“CAP”) vs. TSR

●	Qualitative Factors (Downward Modifier)

Separately, a specific comparison between the company’s executive pay levels and its peers’ executive pay levels may be discussed in the analysis for additional insight into the score. Likewise, a specific comparison between the company’s performance and its peers’ performance may be reflected in the analysis for further context.

Companies that demonstrate a weaker link (an overall rating of “Severe Concern” or “High Concern”) are more likely to receive a negative recommendation under the Benchmark Policy; however, other qualitative factors are considered in developing recommendations, as each company is reviewed on a case-by-case basis. These additional factors include, but are not limited to: (i) the overall incentive structure; (ii) the trajectory of the program and any disclosed future changes; (iii) the operational, economic and business context for the year in review; (iv) the relevance of selected performance metrics; and (v) reasonable long-term payout levels. These factors may provide sufficient rationale for the Benchmark Policy to recommend in favor of a proposal even if there is an identified disconnect between pay and performance.

In determining the peer groups used in Glass Lewis’s pay-for-performance scores, a proprietary methodology is utilized that considers both market and industry peers, along with each company’s self-disclosed peers and peers of those company-disclosed peers. Each component is considered on a weighted basis and is subject to size-based ranking and screening. Since the peer group is based on an independent, proprietary technique, it will often differ from the one used by the company which, in turn, could affect the resulting analyses. While Glass Lewis’s independent, rigorous methodology provides a valuable perspective on the company’s compensation program, the company’s self-selected peer group may also be presented in the Proxy Paper for comparative purposes and for supplemental analyses.

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Short-Term Incentives

A short-term bonus or incentive (STI) should be demonstrably tied to performance. Whenever possible, a mix of corporate and individual performance measures is appropriate. Based on prevailing market practice, it is generally expected that performance measures for STI plans are based on company-wide or divisional financial measures as well as non-financial, qualitative or non-formulaic factors, such as those related to safety, environmental issues, and customer satisfaction, when such metrics are material to the company’s overall health. While companies operating in different sectors or markets may seek to utilize a wide range of metrics, these measures should be appropriately tied to a company’s business drivers.

The Benchmark Policy also looks for the disclosure of the threshold, target and maximum performance goals and corresponding payout levels that can be achieved under STI plans and expects stretching performance targets for the maximum award to be achieved. Any increase in the potential target and maximum award should be clearly justified to shareholders, as should any decrease in target and maximum performance goals from the previous year.

Disclosure of some measures or performance targets may include commercially confidential information. Therefore, in some cases, it may be reasonable to exclude such information, as long as the company provides sufficient justification for non-disclosure. However, where a short-term bonus has been paid, companies are generally expected to disclose the extent to which performance has been achieved against relevant targets, including disclosure of the actual target achieved.

Where management has received significant short-term incentive payments but overall performance and/or the shareholder experience over the measurement year prima facie appears to be poor or negative, the Benchmark Policy looks to companies to provide a clear explanation of why these significant short-term payments were made. Also, it is generally expected that any significant changes to the program structure should be accompanied by rationalizing disclosure. Further, where a company has applied upward discretion, which includes lowering goals mid-year, increasing calculated payouts or retroactively pro-rating performance periods, a robust discussion of why the decision was necessary is warranted.

Adjustments to GAAP figures may be considered in assessing the effectiveness of the incentive at tying executive pay with performance. Where companies use non-GAAP or bespoke metrics, clear reconciliations between these figures and GAAP figures in audited financial statements should be provided. Moreover, in circumstances where significant adjustments were applied to performance results, thorough, detailed discussion of adjustments akin to a GAAP-to-non-GAAP reconciliation and their impact on payouts within the proxy statement could be warranted. The absence of such enhanced disclosure for significant adjustments will impact the assessment of the quality of disclosure and, in turn, may play a role in the Benchmark Policy’s recommendation on a company’s the advisory vote on executive compensation.

The Benchmark Policy recognizes the importance of the compensation committee’s prudent and responsible exercise of discretion over incentive pay outcomes to account for significant, material events that would otherwise be excluded from performance results of selected metrics of incentive programs. For instance, litigation settlement charges are typically removed from non-GAAP results before the determination of formulaic incentive payouts, or health and safety failures may not be reflected in performance results where companies do not expressly include health and safety metrics in incentive plans. Such events may nevertheless be consequential to corporate performance results, impact the shareholder experience, and, in some cases,

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present financially material risks. Conversely, certain events may adversely impact formulaic payout results despite being outside executives’ control. The Benchmark Policy looks to companies to provide thorough discussion of how such events were considered in the committee’s decisions to exercise discretion over incentive payouts.

The use of a non-formulaic plan, alone, does not generally result in a recommendation against a pay program under the Benchmark Policy. If a company has chosen to rely primarily on a subjective assessment or the board’s discretion in determining short-term bonuses, a meaningful discussion of the board’s rationale in determining the bonuses paid as well as a rationale for the use of a non-formulaic mechanism is reviewed within the proxy statement. Particularly where the aforementioned disclosures are substantial and satisfactory, such a structure will not provoke serious concern in the analysis on its own. However, in conjunction with other significant issues in a program’s design or operation, such as a disconnect between pay and performance, the absence of a cap on payouts, or a lack of performance-based long-term awards, the use of a non-formulaic bonus may contribute to a negative recommendation under the Benchmark Policy.

Long-Term Incentives

Equity-based incentive programs, which are often the primary long-term incentive (LTI) for executives, are generally the most significant portion of the overall compensation program. When used appropriately, these programs can provide a vehicle for linking an executive’s pay to company performance, thereby aligning an executive’s interests with those of shareholders. In addition, equity-based compensation can be an effective way to attract, retain and motivate key employees.

There are certain elements that are common to most well-structured LTI plans. These include:

●	No re-testing or lowering of performance conditions;

●	Performance metrics that cannot be easily manipulated by management;

●	Two or more performance metrics;

●	At least one relative performance metric that compares the company’s performance to a relevant peer group or index;

●	Vesting and/or performance periods of at least three years;

●	Stretching metrics that incentivize executives to strive for outstanding performance while not encouraging excessive risk-taking;

●	Reasonable individual award limits;

●	Equity granting practices that are clearly disclosed; and

●	Additional post-vesting holding periods to encourage long-term executive share ownership.

In evaluating long-term incentive grants, prevailing market practice generally indicates that at least half of the grant should consist of performance-based awards, putting a material portion of executive compensation at-risk and that the award should be demonstrably linked to the performance of the company. While LTI program structures that do not meet this criterion are noted, such concerns are unlikely to result in negative recommendations under the Benchmark Policy in the absence of other significant issues with program design or operation. Changes to program structure which result in significant reductions or elimination of performance-based vesting conditions will be assessed on a case-by-case basis. Given the resultant reduction in rigor, if

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changes are not paired with meaningful revisions to other aspects of the program, such as pay quantum and vesting periods, and/or lack a cogent rationale, they are likely to be viewed negatively by many investors.

As with the short-term incentive, many investors recognize the importance of the compensation committee’s judicious and responsible exercise of discretion over incentive pay outcomes to account for significant events that would otherwise be excluded from performance results of selected metrics of incentive programs. Companies should provide thorough discussion of how such events were considered in the committee’s decisions to exercise discretion or refrain from applying discretion over incentive pay outcomes. Furthermore, considerations related to the use of non-GAAP metrics under the STI plan similarly apply to the long-term incentive program.

Performance measures should be carefully selected and should relate to the specific business/industry in which the company operates and, especially, to the key value drivers of the company’s business. As with the short-term incentive plans, the basis for any adjustments to metrics or results should be clearly explained, as should the company’s judgment on the use of discretion and any significant changes to the performance program structure.

While the Benchmark Policy recognizes the inherent complexity of certain performance metrics, measuring a company’s performance with multiple metrics can provide a more complete picture of the company’s performance than a single metric. Further, reliance on just one metric may focus too much management attention on a single target and is, therefore, more susceptible to manipulation. When utilized for relative measurements, external benchmarks such as a sector index or peer group should be disclosed, as should the rationale for the selection of a specific index or peer group. Internal performance benchmarks should also be disclosed, unless a reasonable case for confidentiality is made and fully explained. Similarly, actual performance and vesting levels for previous grants earned during the fiscal year should be disclosed.

When evaluating potential changes to LTI plans and determining the impact of additional stock awards, the Benchmark Policy will evaluate the relative success of a company’s compensation programs, particularly with regard to existing equity-based incentive plans, in linking pay and performance. Within this context, the pay-for-performance analyses for the company (see above for more information) and specifically the proportion of total compensation that is stock-based is also reviewed.

Grants of Front-Loaded Awards

Many U.S. companies have chosen to provide large grants, usually in the form of equity awards, that are intended to serve as compensation for multiple years. This practice, often called front-loading, is taken up either in the regular course of business or as a response to specific business conditions and with a predetermined objective. The so-called “mega-grant” (an outsized award to one individual sometimes valued at over $100 million) is sometimes, but not always, provided as a front-loaded award. The Benchmark Policy is generally wary of this granting approach, and, accordingly, may weigh these grants with particular scrutiny.

While the use of front-loaded awards is intended to lock in executive service and incentives, the same rigidity also raises the risk of effectively tying the hands of the compensation committee. As compared with a more responsive annual granting schedule program, front-loaded awards may preclude improvements or changes that reflect evolving business strategies or to respond to other unforeseen factors. Additionally, if structured poorly, early vesting of such awards may reduce or eliminate the retentive power at great cost to shareholders. The

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considerable emphasis on a single grant can place intense pressure on every facet of its design, amplifying any potential perverse incentives and creating greater room for unintended consequences. In particular, provisions around changes of control or separations of service must ensure that executives do not receive excessive payouts that do not reflect shareholder experience or company performance.

A company’s rationale for granting awards under this structure is considered in the analysis, and market expectations are such that any front-loaded awards also include a firm commitment not to grant additional awards for a defined period, as is commonly associated with this practice. Even when such a commitment is provided, unexpected circumstances may lead the board to make additional payments or awards for retention purposes, or to incentivize management towards more realistic goals or a revised strategy. Many investors take a negative view if a company breaks its commitment not to grant further awards, particularly if a convincing rationale is not provided. The multi-year nature of these awards generally lends itself to significantly higher compensation figures in the year of grant than might otherwise be expected. In the qualitative analysis of the grants of front-loaded awards to executives, the Benchmark Policy will consider the quantum of the award on an annualized basis and it may be compared to prior practice and peer data, among other benchmarks. Additionally, for awards that are granted in the form of equity, the total potential dilutive effect of such award on shareholders is considered.

In situations where the front-loaded award was meant to cover a certain portion of the regular long-term incentive grant for each year during the covered period, analysis of the value of the remaining portion of the regular long-term incentives granted during the period covered by the award will account for the annualized value of the front-loaded portion. Further, the general expectation is that no supplemental grant is awarded during the vesting period of the front-loaded portion.

Linking Executive Pay to Environmental and Social Criteria

Explicit environmental and/or social (E&S) criteria in executive incentive plans, when used appropriately, can serve to provide both executives and shareholders a clear line of sight into a company’s ESG strategy, ambitions, and targets. The inclusion of E&S metrics in compensation programs should be predicated on each company’s unique circumstances. In order to establish a meaningful link between pay and performance, companies must consider factors including their industry, size, risk profile, maturity, performance, financial condition, and any other relevant internal or external factors.

When a company is introducing E&S criteria into executive incentive plans, it is important that shareholders are provided with sufficient disclosure to allow them to understand how these criteria align with the company’s strategies. Additionally, there may be situations where certain E&S performance criteria are reasonably viewed as prerequisites for executive performance, as opposed to behaviors and conditions that need to be incentivized, such as the use of metrics that award executives for ethical behavior or compliance with policies and regulations. Companies should generally provide shareholders with disclosures that clearly lay out the rationale for selecting specific E&S metrics, the target-setting process, and corresponding payout opportunities. Particularly in the case of qualitative metrics, shareholders should be provided with a clear understanding of the basis on which the criteria will be assessed. Where quantitative targets have been set, shareholders are best served when these are disclosed on an ex-ante basis, or the board should outline why it believes it is unable to do so.

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The Benchmark Policy is mindful that not all compensation schemes lend themselves to the inclusion of E&S metrics and is of the view that companies should retain flexibility in not only choosing to incorporate E&S metrics in their compensation plans, but also in the placement of these metrics. For example, some companies may determine that including E&S criteria in the annual bonus may help to incentivize the achievement of short-term milestones and allow for more maneuverability in strategic adjustments to long-term goals. Other companies may determine that their long-term sustainability targets are best achieved by incentivizing executives through metrics included in their long-term incentive plans.

One-Time Awards

Shareholders have shown a general wariness of awards granted outside of the standard incentive schemes, as such awards have the potential to undermine the integrity of a company’s regular incentive plans and/or the link between pay and performance. If the existing incentive programs fail to provide adequate incentives to executives, companies should redesign their compensation programs rather than make additional grants.

However, the Benchmark Policy reviews grants of supplemental awards on a case-by-case and company-by-company basis to give adequate consideration for unique circumstances. Companies should provide a thorough description of the awards, including a cogent and convincing explanation of their necessity and why existing awards do not provide sufficient motivation and a discussion of how the quantum of the award and its structure were determined. Further, such awards should be tied to future service and performance whenever possible.

Additionally, the Benchmark Policy looks to companies making supplemental or one-time awards to describe if and how the regular compensation arrangements will be affected by these additional grants. In reviewing a company’s use of supplemental awards, the terms and size of the grants in the context of the company’s overall incentive strategy and granting practices are evaluated, as well as the current operating environment.

Contractual Payments and Arrangements

Beyond the quantum of contractual payments, the design of any entitlement is considered. Certain executive employment terms that may help to drive a negative recommendation under the Benchmark Policy, include, but are not limited to:

●	Excessively broad change in control triggers;

●	Inappropriate severance entitlements;

●	Inadequately explained or excessive sign-on arrangements;

●	Guaranteed bonuses (especially as a multiyear occurrence); and

●	Failure to address any concerning practices in amended employment agreements.

In general, shareholders are wary of terms that are excessively restrictive in favor of the executive, or that could potentially incentivize behaviors that are not in a company’s best interest.

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Sign-on Awards and Severance Benefits

There may be certain costs associated with transitions at the executive level. In evaluating the size of severance and sign-on arrangements, the Benchmark Policy considers the executive’s regular target compensation level, or the sums paid to other executives (including the recipient’s predecessor, where applicable).

Sign-on arrangements should be clearly disclosed and accompanied by a meaningful explanation of the payments and the process by which the amounts were reached. Further, the details of and basis for any “make-whole” payments (paid as compensation for awards forfeited from a previous employer) should be provided.

With respect to severance, companies should abide by predetermined payouts in most circumstances. While in limited circumstances some deviations may not be inappropriate, shareholders should be provided with a meaningful explanation of any additional or increased benefits agreed upon outside of regular arrangements. However, where such predetermined payouts are considered particularly problematic or unfavorable to shareholders, the execution of such payments may result in a negative recommendation under the Benchmark Policy for the advisory vote on executive compensation.

In the U.S. market, most companies maintain severance entitlements based on a multiple of salary and, in many cases, bonus. Prevailing market practice indicates that a multiple of three or less is reasonable, even in the case of a change in control. The basis and total value of severance should be reasonable and should not exceed the upper limit of general market practice. The inclusion of long-term incentives in cash severance calculations is generally considered inappropriate, particularly given the commonality of accelerated vesting of outstanding long-term incentives and the proportional weight of long-term incentives as a component of total pay. However, the Benchmark Policy will account for additional considerations when reviewing atypically structured compensation approaches.

Change in Control

Double-trigger change in control arrangements, which require both a change in control and termination or constructive termination, are widely regarded as best practice. Any arrangement that is not explicitly double-trigger may be considered a single-trigger or modified single-trigger arrangement. Companies that allow for committee discretion over the treatment of unvested awards should commit to providing clear rationale for the committee’s ultimate decision as to how such awards will be treated in the event a change in control occurs.

Further, excessively broad definitions of change in control are potentially problematic as they may lead to situations where executives receive additional compensation where no meaningful change in status or duties has occurred.

Excise Tax Gross-ups

Among other entitlements, many investors are strongly opposed to excise tax gross-ups related to IRC § 4999 and their expansion, especially where no consideration is given to the safe harbor limit. The inclusion of excise tax gross-up provisions in new agreements or the addition of such provisions to amended agreements is not acceptable under normal circumstances. In consideration of the fact that minor increases in change-in-control

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payments can lead to disproportionately large excise taxes, the potential negative impact of tax gross-ups could far outweigh any retentive benefit.

Depending on the circumstances, the addition of new gross-ups around this excise tax may lead the Benchmark Policy to recommend against a company’s say-on-pay proposal, the chair of the compensation committee, or the entire committee, particularly in cases where a company had previously committed not to provide any such entitlements. For situations in which the addition of new excise tax gross-ups will be provided in connection with a specific change-in-control transaction, this policy may be applied to the say-on-pay proposal, the golden parachute proposal and recommendations related to the compensation committee for all involved corporate parties, as appropriate.

Amended Employment Agreements

The Benchmark Policy may view any contractual arrangements providing for problematic pay practices that are not addressed in materially amended employment agreements as a missed opportunity on the part of the company to align its policies with current best practices. Such problematic pay practices include, but are not limited to, excessive change in control entitlements, modified single-trigger change in control entitlements, excise tax gross-ups, and multi-year guaranteed awards.

Recoupment Provisions (Clawbacks)

On October 26, 2022, the SEC adopted Rule 10D-1 under the Securities Exchange Act of 1934. The rule mandates national securities exchanges and associations to promulgate new listing standards requiring companies to maintain recoupment policies (“clawback provisions”). The final clawback listing standards were approved by the SEC, effective October 2, 2023, and required listed companies to adopt a compliant policy by December 1, 2023. Clawback provisions play an important role in mitigating excessive risk-taking that may be encouraged by poorly structured variable incentive programs. Current listing standards require recoupment of erroneously awarded payouts to current and former executive officers in the event of an accounting restatement or correction to previous financial statements that is material to the current period, regardless of fault or misconduct.

Excessive risk-taking that can materially and adversely impact shareholders may not necessarily result in such restatements. As such, clawback policies should allow recovery from current and former executive officers in the event of a restatement of financial results or similar revision of performance indicators upon which the awards were based. Additionally, recoupment policies should provide companies with the ability to claw back variable incentive payments (whether time-based or performance-based) when there is evidence of problematic decisions or actions, such as material misconduct, a material reputational failure, material risk management failure, or a material operational failure, the consequences of which have not already been reflected in incentive payments and where recovery is warranted.

In situations where the company ultimately determines not to follow through with recovery, the Benchmark Policy will determine the appropriateness of such determination on a case-by-case basis. In particular, it will carefully evaluate whether the company has provided a thorough, detailed discussion of the company’s decision to not pursue recoupment and, if applicable, how the company has otherwise rectified the disconnect between executive pay outcomes and negative impacts of their actions on the company and the shareholder experience.

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The absence of such enhanced disclosure may impact the assessment of the quality of disclosure and, in turn, may play a role in the overall Benchmark Policy recommendation for the advisory vote on executive compensation. The clawback policy should provide recoupment authority regardless of whether the employment of the executive officer was terminated with or without cause.

Hedging of Stock

The hedging of shares of the companies where executives are employed can sever the alignment of interests of the executive with shareholders. In line with market best practice, companies should adopt strict policies to prohibit executives from hedging the economic risk associated with their share ownership in the company.

Pledging of Stock

Shareholders should examine the facts and circumstances of each company, rather than apply a one-size-fits-all policy regarding employee stock pledging. Shareholders benefit when employees, particularly senior executives, have meaningful financial interest in the success of the company under their management. As such, there can be benefits to measures designed to encourage employees to both buy shares out of their own pocket and to retain shares they have been granted; blanket policies prohibiting stock pledging may discourage executives and employees from doing either.

However, depending on a host of factors, the pledging of shares can present a risk that an executive with a significant number of pledged shares and limited other assets may have an incentive to take steps to avoid a forced sale of shares in the face of a rapid stock price decline. Therefore, to avoid substantial losses from a forced sale to meet the terms of the loan, the executive may have an incentive to boost the stock price in the short term in a manner that is unsustainable, thus hurting shareholders in the long term. Concerns regarding pledging may not apply to less senior employees, given the latter group’s significantly more limited influence over a company’s stock price. Therefore, the issue of pledging shares should be reviewed in that context, as should policies that distinguish between the two groups.

The benefits of stock ownership by executives and employees may outweigh the risks of stock pledging, depending on many factors. As such, the Benchmark Policy may consider all relevant factors in evaluating proposed policies, limitations and prohibitions on pledging stock, including:

●	The number of shares pledged;

●	The percentage executives’ pledged shares are of outstanding shares;

●	The percentage executives’ pledged shares are of each executive’s shares and total assets;

●	Whether the pledged shares were purchased by the employee or granted by the company;

●	Whether there are different policies for purchased and granted shares;

●	Whether the granted shares are time-based or performance-based;

●	The overall governance profile of the company;

●	The volatility of the company’s stock (in order to determine the likelihood of a sudden stock price drop);

●	The nature and cyclicality, if applicable, of the company’s industry;

●	The participation and eligibility of executives and employees in pledging;

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●	The company’s current policies regarding pledging and any waiver from these policies for employees and executives; and

●	Disclosure of the extent of any pledging, particularly among senior executives.

Executive Ownership Guidelines

The alignment between shareholder interests and those of executives helps to ensure that executives are acting in the best long-term interests of disinterested shareholders. Companies should facilitate this relationship through the adoption and enforcement of meaningful minimum executive share ownership requirements. They should clearly disclose their executive ownership requirements in their CD&A, as well as how the various types of outstanding equity awards are counted or excluded from the ownership level calculation.

In determining whether executives have met the requirements or not, the inclusion of unearned performance-based full value awards and/or unexercised stock options without cogent rationale may be viewed as problematic. While the inclusion of unearned performance-based equity in the ownership determination renders executive share ownership policies somewhat less effective, performance-based equity compensation still can play an important role in the separate issue of aligning executive pay with performance.

Compensation Consultant Independence

As mandated by Section 952 of the Dodd-Frank Act, as of January 11, 2013, the SEC approved listing requirements for both the NYSE and NASDAQ which require compensation committees to consider six factors in assessing compensation advisor independence. According to the SEC, “no one factor should be viewed as a determinative factor.” This six-factor assessment is an important process for every compensation committee to undertake but companies employing a consultant for board compensation, consulting and other corporate services should provide clear disclosure beyond just a reference to examining the six points, in order to allow shareholders to review the specific aspects of the various consultant relationships.

Compensation consultants are engaged to provide objective, disinterested, and expert advice to the compensation committee. When the consultant or its affiliates receive substantial income from providing other services to the company, the potential for a conflict of interest arises and the independence of the consultant may be jeopardized. Therefore, Benchmark Policy may note the potential for a conflict of interest when the fees paid to the advisor or its affiliates for other services exceed those paid for compensation consulting.

CEO Pay Ratio

As mandated by Section 953(b) of the Dodd-Frank Wall Street Consumer and Protection Act, beginning in 2018, issuers are required to disclose the median annual total compensation of all employees except the CEO, the total annual compensation of the CEO or equivalent position, and the ratio between the two amounts. The pay ratio is displayed as a data point in Proxy Papers, as available. While the pay ratio has the potential to provide additional insight when assessing a company’s pay practices, at this time it is not a determinative factor in the Benchmark Policy’s voting recommendations. However, the underlying data may help shareholders evaluate the rationale for certain executive pay decisions such as increases in fixed pay levels.

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Frequency of Say-on-Pay

The Dodd-Frank Act requires companies to allow shareholders a non-binding vote on the frequency of say-on-pay votes (i.e., every one, two or three years). Additionally, Dodd-Frank requires companies to hold such votes on the frequency of say-on-pay votes at least once every six years.

The submission of say-on-pay votes to shareholders every year is widely regarded as market best practice. The time and financial burdens to a company regarding an annual vote are relatively small and incremental and are outweighed by the benefits to shareholders through more frequent accountability. Implementing biannual or triennial votes on executive compensation limits shareholders’ ability to hold the board accountable for its compensation practices through means other than voting against the compensation committee. Unless a company provides a compelling rationale or unique circumstances for say-on-pay votes less frequent than annually, the Benchmark Policy will generally recommend that shareholders support annual votes on compensation.

Vote on Golden Parachute Arrangements

The Dodd-Frank Act requires companies to provide shareholders with a separate non-binding vote on approval of golden parachute compensation arrangements in connection with certain change-in-control transactions. However, if the golden parachute arrangements have previously been subject to a say-on-pay vote which shareholders approved, then this required vote is waived.

The narrative and tabular disclosure of golden parachute arrangements benefits shareholders. The Benchmark Policy analyzes each golden parachute arrangement on a case-by-case basis, taking into account, among other items: the nature of the change-in-control transaction, the ultimate value of the payments particularly compared to the value of the transaction, any excise tax gross-up obligations, the tenure and position of the executives in question before and after the transaction, any new or amended employment agreements entered into in connection with the transaction, and the type of triggers involved (i.e., single vs. double). In cases where new problematic features, such as excise tax gross-up obligations or new and excessive single-trigger entitlements, are introduced in a golden parachute proposal, such features may contribute to a negative recommendation under the Benchmark Policy. This does not only apply to the golden parachute proposal under review, but may also apply to the next say-on-pay proposal or the reelection of members of the compensation committee of any involved corporate parties.

Equity-Based Compensation Proposals

Equity compensation awards, when not abused, can be useful for retaining employees and providing an incentive for them to act in a way that will improve company performance. Equity-based compensation plans are critical components of a company’s overall compensation program, and the Benchmark Policy assesses such plans accordingly based on both quantitative and qualitative factors.

Quantitative analyses assess the plan’s cost and the company’s pace of granting utilizing a number of different tests, comparing the program with absolute limits that are key to equity value creation and with a carefully

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chosen peer group. In general, the analysis seeks to determine whether the proposed plan is either absolutely excessive or is more than one standard deviation away from the average plan for the peer group on a range of criteria, including dilution to shareholders and the projected annual cost relative to the company’s financial performance. Each of the analyses (and their constituent parts) are weighted and the plan is scored in accordance with that weight.

The program’s expected annual expense is compared with the business’s operating metrics to help determine whether the plan is excessive in light of company performance. The plan’s expected annual cost is also compared to the enterprise value of the firm rather than to market capitalization because the employees, managers and directors of the firm contribute to the creation of enterprise value but not necessarily market capitalization (the biggest difference is seen where cash represents the vast majority of market capitalization). Finally, relative comparisons with averages are not relied on exclusively because, in addition to creeping averages serving to inflate compensation, some absolute limits are warranted.

Qualitative aspects of the plan such as plan administration, the method and terms of exercise, repricing history, express or implied rights to reprice, and the presence of evergreen provisions are also considered in the Benchmark Policy evaluation of equity plans. The choice and use of, and difficulty in meeting, the awards’ performance metrics and targets, if any, are closely reviewed. Significant changes to the terms of a plan should be clearly indicated explained for shareholders. Other factors, such as a company’s size and operating environment, may also be relevant in assessing the severity of concerns or the benefits of certain changes. Finally, a company’s executive compensation practices in certain situations may be considered as applicable.

The Benchmark Policy evaluates equity plans based on certain overarching principles:

●	Companies should seek more shares only when needed;

●	Requested share amounts or share reserves should be conservative in size so that companies must seek shareholder approval every three to four years (or more frequently);

●	If a plan is relatively expensive, it should not grant options solely to senior executives and board members;

●	Dilution of annual net share count or voting power, along with the “overhang” of incentive plans, should be limited;

●	Annual cost of the plan (especially if not shown on the income statement) should be reasonable as a percentage of financial results and should be in line with the peer group;

●	The expected annual cost of the plan should be proportional to the business’s value;

●	The intrinsic value that option grantees received in the past should be reasonable compared with the business’s financial results;

●	Plans should not permit repricing of stock options without shareholder approval;

●	Plans should not contain excessively liberal administrative or payment terms;

●	Plans should not count shares in ways that understate the potential dilution, or cost, to common shareholders. This refers to “inverse” full-value award multipliers;

●	Selected performance metrics should be challenging and appropriate, and should be subject to relative performance measurements; and

●	Stock grants should be subject to minimum vesting and/or holding periods sufficient to ensure sustainable performance and promote retention.

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Meanwhile, for individual equity award proposals where the recipient of the proposed grant is also a large shareholder of the company whose vote can materially affect the passage of the proposal, the company should strongly consider the level of approval from disinterested shareholders before proceeding with the proposed grant. Potential conflicts of interests are noted when vote outcomes can be heavily influenced by the recipient of the grant. A required abstention vote or non-vote from the recipient for an equity award proposal in these situations can help to avoid such conflicts and reflects broad investor sentiment. This favorable feature will be weighed alongside the structure, disclosure, dilution, provided rationale, and other provisions related to the individual award to assess the award’s alignment with long-term shareholder interests.

Option Exchanges and Repricing

The Benchmark Policy generally opposes the repricing of employee and director options regardless of how it is accomplished. Employees should have some downside risk in their equity-based compensation program and repricing eliminates any such risk. As shareholders have substantial risk in owning stock, the equity compensation of employees and directors should be similarly situated to align their interests with those of shareholders. This will facilitate appropriate risk- and opportunity-taking for the company by employees.

Option grantees who believe they will be “rescued” from underwater options may be more inclined to take unjustifiable risks. Moreover, a predictable pattern of repricing or exchanges substantially alters a stock option’s value because options that will practically never expire deeply out of the money are worth far more than options that carry a risk of expiration.

In short, repricings and option exchange programs change the bargain between shareholders and employees after the bargain has been struck.

There is one circumstance in which a repricing or option exchange program may be acceptable: if macroeconomic or industry trends, rather than specific company issues, cause a stock’s value to decline dramatically and the repricing is necessary to motivate and retain employees. In viewing the company’s stock decline as part of a larger trend, it is generally expected that the impact approximately reflects the market or industry price decline in terms of timing and magnitude. In this circumstance, it is fair to conclude that option grantees may be suffering from a risk that was not foreseeable when the original “bargain” was struck. In such a scenario, the Benchmark Policy may recommend support for a repricing or option exchange program only if sufficient conditions are met.

The following features are viewed positively when assessing a repricing or exchange proposal:

●	Officers and board members are not able to participate in the program; and

●	The exchange is value-neutral or value-creative to shareholders using very conservative assumptions.

In evaluating the appropriateness of the program design, the Benchmark Policy considers the inclusion of the following features:

●	The vesting requirements on exchanged or repriced options are extended beyond one year;

●	Shares reserved for options that are reacquired in an option exchange will permanently retire (i.e., will not be available for future grants) so as to prevent additional shareholder dilution in the future; and

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●	Management and the board make a cogent case for needing to motivate and retain existing employees, such as being in a competitive employment market.

Option Backdating, Spring-Loading and Bullet-Dodging

Option backdating, and the related practices of spring-loading and bullet-dodging, are generally viewed as egregious actions that warrant holding the appropriate management and board members responsible. These practices are similar to repricing options and eliminate much of the downside risk inherent in an option grant that is designed to induce recipients to maximize shareholder return.

Backdating an option is the act of changing an option’s grant date from the actual grant date to an earlier date when the market price of the underlying stock was lower, resulting in a lower exercise price for the option. In past studies, over 270 companies were identified which have disclosed internal or government investigations into their past stock-option grants.

Spring-loading is granting stock options while in possession of material, positive information that has not been disclosed publicly, whereas bullet-dodging is delaying the grants of stock options until after the release of material, negative information. This can allow option grants to be made at a lower price either before the release of positive news or following the release of negative news, assuming the stock’s price will move up or down in response to the information. This raises a concern similar to that of insider trading, or the trading on material non-public information.

The exercise price for an option is determined on the day of grant, providing the recipient with the same market risk as an investor who bought shares on that date. However, where options were backdated, the executive or the board (or the compensation committee) changed the grant date retroactively. The new date may be at or near the lowest price for the year or period. This would be like allowing an investor to look back and select the lowest price of the year at which to buy shares.

A 2006 study of option grants made between 1996 and 2005 at 8,000 companies found that option backdating can be an indication of poor internal controls. The study found that option backdating was more likely to occur at companies without a majority independent board and with a long-serving CEO; both factors, the study concluded, were associated with greater CEO influence on the company’s compensation and governance practices.48

Where a company granted backdated options to an executive who is also a director, the Benchmark Policy may recommend voting against that individual, regardless of who decided to make the award. In addition, it may recommend voting against those directors who either approved or allowed backdating. Executives and directors who either benefited from backdated options or authorized the practice have failed to act in the best interests of shareholders.

Given the severe tax and legal liabilities to the company from backdating, the Benchmark Policy will consider recommending shareholders oppose members of the audit committee who served when options were backdated, a restatement occurs, material weaknesses in internal controls exist, and disclosures indicate there

[48]	Lucian Bebchuk, Yaniv Grinstein and Urs Peyer. “LUCKY CEOs.” (2006).

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was a lack of documentation. These committee members failed in their responsibility to ensure the integrity of the company’s financial reports.

When a company has engaged in spring-loading or bullet-dodging, the Benchmark Policy will consider recommending against members of the compensation committee where there has been a pattern of granting options at or near historic lows. In those instances, the Benchmark Policy will also recommend voting against executives serving on the board who benefited from the spring-loading or bullet-dodging.

Director Compensation Plans

Non-employee directors should receive reasonable and appropriate compensation for the time and effort they spend serving on the board and its committees. However, a balance is required. Fees should be competitive in order to retain and attract qualified individuals, but excessive fees represent a financial cost to the company and potentially compromise the objectivity and independence of non-employee directors. The Benchmark Policy will consider supporting compensation plans that include option grants or other equity-based awards that help to align the interests of outside directors with those of shareholders. However, to ensure directors are not incentivized in the same manner as executives but rather serve as a check on imprudent risk-taking in executive compensation plan design, equity grants to directors should not be performance-based. Where an equity plan exclusively or primarily covers non-employee directors as participants, the plan should not provide for performance-based awards in any capacity.

When non-employee director equity grants are covered by the same equity plan that applies to a company’s broader employee base, Glass Lewis’ propriety equity model may be used, alongside analyst review, to guide the Benchmark Policy’s voting recommendations. If such a plan broadly allows for performance-based awards to directors or explicitly provides for such grants, the Benchmark Policy may recommend against the overall plan on this basis, particularly if the company has granted performance-based awards to directors in past.

Employee Stock Purchase Plans

Employee stock purchase plans (ESPPs) can provide employees with a sense of ownership in their company and help strengthen the alignment between the interests of employees and shareholders. ESPPs are evaluated by assessing the expected discount, purchase period, expected purchase activity (if previous activity has been disclosed) and whether the plan has a “lookback” feature. Except for the most extreme cases, the Benchmark Policy will generally support these plans given the regulatory purchase limit of $25,000 per employee per year. The number of shares requested for an ESPP will also be assessed to see if it significantly contributes to overall shareholder dilution or result in shareholders not having a chance to approve the program for an excessive period of time. The Benchmark Policy will generally recommend against ESPPs that contain “evergreen” provisions that automatically increase the number of shares available under the ESPP each year.

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Executive Compensation Tax Deductibility — Amendment to IRC 162(M)

The “Tax Cut and Jobs Act” of 2017 had significant implications for Section 162(m) of the Internal Revenue Code, a provision that allowed companies to deduct compensation in excess of $1 million for the CEO and the next three most highly compensated executive officers, excluding the CFO, if the compensation is performance-based and is paid under shareholder-approved plans. Amendments to equity plans and changes to compensation programs in response to the elimination of tax deductions under 162(m) are generally not problematic. This specifically holds true if such modifications contribute to the maintenance of a sound performance-based compensation program.

As grandfathered contracts may continue to be eligible for tax deductions under the transition rule for Section 162(m), companies may therefore submit incentive plans for shareholder approval to take advantage of the tax deductibility afforded under 162(m) for certain types of compensation.

Best practice for companies is to provide robust disclosure to shareholders so that they can make fully informed judgments about the reasonableness of the proposed compensation plan. To allow for meaningful shareholder review, disclosure should include specific performance metrics, a maximum award pool, and a maximum award amount per employee. It is also important to analyze the estimated grants to see if they are reasonable and in line with the company’s peers.

The Benchmark Policy typically recommends voting against a 162(m) proposal where: (i) a company fails to provide at least a list of performance targets; (ii) a company fails to provide one of either a total maximum or an individual maximum; or (iii) the proposed plan or individual maximum award limit is excessive when compared with the plans of the company’s peers.

The company’s record of aligning pay with performance (as evaluated using Glass Lewis’s proprietary pay-for performance model) also plays a role in recommendations. Where a company has a record of setting reasonable pay relative to business performance, the Benchmark Policy generally recommends voting in favor of a plan even if the plan caps seem large relative to peers, because there may be value in special pay arrangements for continued exceptional performance.

Overall, the Benchmark Policy is of the view that it is generally not in shareholders’ best interests to vote against such a plan and forgo the potential tax benefit, since shareholder rejection of such plans will not curtail the awards; it will only prevent the tax deduction associated with them.

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Governance Structure and the Shareholder Franchise

Amendments to the Certificate of Incorporation and/or Bylaws

The Benchmark Policy evaluates proposed amendments to a company’s certificate of incorporation and/or bylaws on a case-by-case basis. In general, it will recommend voting for amendments that are unlikely to have a material negative impact on shareholders’ interests. Accordingly, the Benchmark Policy generally recommends voting for proposed technical amendments to a company’s certificate of incorporation and/or bylaws, such as editorial amendments or the necessary reflection of changes to corporate law.

The Benchmark Policy is strongly opposed to the practice of bundling several amendments under a single proposal because it prevents shareholders from reviewing each amendment on its own merit. In such cases, each proposed change will be analyzed on an individual basis, and the Benchmark Policy will recommend voting for the proposal only when, on balance, the amendments are in the best interests of shareholders. Material concerns with a single proposed amendment may lead to a recommendation that shareholders oppose all proposed amendments where these are bundled into a single proposal.

Anti-Takeover Measures

Poison Pills (Shareholder Rights Plans)

Many investors view poison pill plans unfavorably. They can reduce management accountability by substantially limiting opportunities for corporate takeovers. Rights plans can, thus, prevent shareholders from receiving a buy-out premium for their stock. The Benchmark Policy typically recommends that shareholders vote against these plans to protect their financial interests and ensure that they have an opportunity to consider any offer for their shares, especially those at a premium.

Generally, boards should be given wide latitude in directing company activities and in charting a company’s course. However, on an issue such as this, where the link between the shareholders’ financial interests and their right to consider and accept buyout offers is substantial, shareholders should be allowed to vote on whether they support such a plan’s implementation. This issue is different from other matters that are typically left to board discretion. Its potential impact on, and relation to, shareholders is direct and substantial. It is also an issue in which management interests may be different from those of shareholders; thus, ensuring that shareholders have a voice in this matter is the only way to safeguard their interests.

In certain circumstances, the Benchmark Policy will support a poison pill plan that is limited in scope to accomplish a particular objective, such as the closing of an important merger, or a plan that contains a

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reasonable qualifying offer clause. The Benchmark Policy will consider supporting a poison pill plan if the qualifying offer clause includes each of the following attributes:

●	The form of offer is not required to be an all-cash transaction;

●	The offer is not required to remain open for more than 90 business days;

●	The offeror is permitted to amend the offer, reduce the offer, or otherwise change the terms;

●	There is no fairness opinion requirement; and

●	There is a low to no premium requirement.

Where these requirements are met, it is generally accepted that shareholders will have the opportunity to voice their opinion on any legitimate offer.

NOL Poison Pills

The Benchmark Policy may consider supporting a limited poison pill in the event that a company seeks shareholder approval of a rights plan for the express purpose of preserving Net Operating Losses (NOLs). While companies with NOLs can generally carry these losses forward to offset future taxable income, Section 382 of the Internal Revenue Code limits companies’ ability to use NOLs in the event of a “change of ownership.”49 In this case, a company may adopt or amend a poison pill (NOL pill) in order to prevent an inadvertent change of ownership by multiple investors purchasing small chunks of stock at the same time, and thereby preserve the ability to carry the NOLs forward. Often such NOL pills have trigger thresholds much lower than the common 15% or 20% thresholds, with some NOL pill triggers as low as 5%.

In many cases, companies will propose the adoption of bylaw amendments that specifically restrict certain share transfers, in addition to proposing the adoption of a NOL pill. In general, if the Benchmark Policy supports the terms of a particular NOL pill, it will generally support the additional protective amendment in the absence of significant concerns with the specific terms of that proposal.

As with traditional poison pills, NOL pills may deter shareholders from accumulating a position and submitting buyout offers, and potentially serve as entrenchment mechanisms. Certain features, such as low thresholds combined with acting in concert provisions, among other concerning terms, may disempower shareholders and insulate the board and management. When acting in concert provisions are present within the terms of a NOL pill, concerns may be raised as to the true objective of the pill.

Acting in concert provisions broaden the definition of beneficial ownership to prohibit parallel conduct. Parallel conduct includes instances when multiple shareholders who are party to a formal or informal agreement collaborate to influence the board and management of a company. These provisions aggregate the ownership of such shareholders towards the NOL pill’s triggering threshold. Acting in concert provisions broadly limit the voice of shareholders and may diminish their ability to engage in a productive dialogue with the company and with other shareholders. When a board adopts defensive measures without engaging with shareholders, the

[49]	Section 382 of the Internal Revenue Code refers to a “change of ownership” of more than 50 percentage points by one or more 5% shareholders within a three-year period. The statute is intended to deter the “trafficking” of net operating losses.

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Benchmark Policy generally raises concerns regarding the board’s decisions and the overall governance of the company.

As such, NOL pills are evaluated on a strictly case-by-case basis, taking into consideration, among other factors: (i) the value of the NOLs to the company; (ii) the likelihood of a change of ownership based on the size of the holdings and the nature of the larger shareholders; (iii) the trigger threshold; (iv) the duration of the plan (i.e., whether it contains a reasonable “sunset” provision, generally one year or less); (v) the inclusion of an acting in concert provision; (vi) whether the pill is implemented following the filing of a Schedule 13D by a shareholder or there is evidence of hostile activity or shareholder activism; and (vii) if the pill is subject to periodic board review and/or shareholder ratification.

Shareholders should be offered the opportunity to vote on any adoption or renewal of a NOL pill regardless of any potential tax benefit that it offers a company. As such, the Benchmark Policy may recommend voting against those members of the board who served at the time when an NOL pill was adopted without shareholder approval within the prior twelve months and where the NOL pill is not subject to shareholder ratification.

Fair Price Provisions

Fair price provisions, which are rare, require that certain minimum price and procedural requirements be observed by any party that acquires more than a specified percentage of a corporation’s common stock. The provision is intended to protect minority shareholders when an acquirer seeks to accomplish a merger or other transaction which would eliminate or change the interests of these shareholders. The provision is generally applied against the acquirer unless the takeover is approved by a majority of “continuing directors” and holders of a majority, in some cases a supermajority as high as 80%, of the combined voting power of all stock entitled to vote to alter, amend, or repeal the above provisions.

The effect of a fair price provision is to require approval of any merger or business combination with an “interested shareholder” by 51% of the voting stock of the company, excluding the shares held by an interested shareholder. An interested shareholder is generally considered to be a holder of 10% or more of the company’s outstanding stock, but the trigger can vary.

Generally, provisions are put in place for the ostensible purpose of preventing a back-end merger where the interested shareholder would be able to pay a lower price for the remaining shares of the company than they paid to gain control. The effect of a fair price provision on shareholders, however, is to limit their ability to gain a premium for their shares through a partial tender offer or open market acquisition, which typically raise the share price, often significantly. A fair price provision discourages such transactions because of the potential costs of seeking shareholder approval and because of the restrictions on purchase price for completing a merger or other transaction at a later time.

Fair price provisions, while sometimes protecting shareholders from abuse in a takeover situation, more often act as an impediment to takeovers, potentially limiting gains to shareholders from a variety of transactions that could significantly increase share price. In some cases, the independent directors of the board cannot make exceptions even when such exceptions may be in the best interests of shareholders. Given the existence of state law protections for minority shareholders, such as Section 203 of the Delaware Corporations Code, it is generally accepted that it is in the best interests of shareholders to remove fair price provisions.

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Control Share Statutes

Certain states, including Delaware, have adopted control share acquisition statutes as an anti-takeover defense for certain closed-end investment companies and business development companies. Control share statutes may prevent changes in control by limiting voting rights of a person that acquires the ownership of “control shares.” Control shares are shares of stock equal to or exceeding specified percentages of company voting power, and a control share statute prevents shares in excess of the specified percentage from being voted, unless: (i) the board approves them to be voted; or (ii) the holder of the “control shares” receives approval from a supermajority of “non-interested” shareholders.

Depending on the state of incorporation, companies may automatically rely on control share statutes unless the fund’s board of trustees eliminates the application of the control share statute for any or all fund share acquisitions, through adoption of a provision in the fund’s governing instrument or by fund board action alone. In certain other states, companies must adopt control share statutes.

Many investors view the adoption of control share statues as a problematic governance practice that disenfranchises shareholders by reducing their voting power to a level less than their economic interest and that effectively function as an anti-takeover device. Market expectations are such that all shareholders should have an opportunity to vote all of their shares. Moreover, anti-takeover measures may prevent shareholders from receiving a buy-out premium for their stock.

As such, the Benchmark Policy will generally recommend voting for proposals to opt out of control share acquisition statutes, unless doing so would allow the completion of a takeover that is not in the best interests of shareholders; and against proposals to amend the charter to include control share acquisition provisions.

Further, in cases where a closed-end fund or business development company has received a public buyout offer and has relied on a control share statute as a defense mechanism in the prior year, the Benchmark Policy will generally recommend shareholders vote against the chair of the nominating and governance committee, absent a compelling rationale as to why a rejected acquisition was not in the best interests of shareholders.

Quorum Requirements

A company’s quorum requirement should be set at a level high enough to ensure that a broad range of shareholders are represented in person or by proxy, but low enough that the company can transact necessary business. Companies in the U.S. are generally subject to quorum requirements under the laws of their specific state of incorporation. Additionally, those companies listed on the NASDAQ Stock Market are required to specify a quorum in their bylaws, provided however that such quorum may not be less than one-third of outstanding shares. Prior to 2013, the New York Stock Exchange required a quorum of 50% for listed companies, although this requirement was dropped in recognition of individual state requirements and potential confusion for issuers. Delaware, for example, requires companies to provide for a quorum of no less than one-third of outstanding shares; otherwise, such quorum shall default to a majority.

Generally, a majority of outstanding shares entitled to vote is an appropriate quorum for the transaction of business at shareholder meetings. However, should a company seek shareholder approval of a lower quorum requirement the Benchmark Policy will consider supporting a reduced quorum of at least one-third of shares

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entitled to vote, either in person or by proxy. When evaluating such proposals, the specific facts and circumstances of the company, such as size and shareholder base, will also be considered.

Director and Officer Indemnification

While directors and officers should be held to the highest standard when carrying out their duties to shareholders, some protection from liability is reasonable to protect them against certain suits so that these officers feel comfortable taking measured risks that may benefit shareholders. As such, many investors take the view that it is appropriate for a company to provide indemnification and/or enroll in liability insurance to cover its directors and officers so long as the terms of such agreements are reasonable.

Officer Exculpation

In August 2022, the Delaware General Assembly amended Section 102(b)(7) of the Delaware General Corporation Law (DGCL) to authorize corporations to adopt a provision in their certificate of incorporation to eliminate or limit monetary liability of certain corporate officers for breach of fiduciary duty of care. Previously, the DGCL allowed only exculpation of corporate directors from breach of fiduciary duty of care claims if the corporation’s certificate of incorporation includes an exculpation provision.

The amendment authorizes corporations to provide for exculpation of the following officers: (i) the corporation’s president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer, (ii) “named executive officers” identified in the corporation’s SEC filings, and (iii) individuals who have agreed to be identified as officers of the corporation.

Corporate exculpation provisions under the DGCL only apply to claims for breach of the duty of care, and not to breaches of the duty of loyalty. Exculpation provisions also do not apply to acts or omissions not in good faith or that involve intentional misconduct, knowing violations of the law, or transactions involving the receipt of any improper personal benefits. Furthermore, officers may not be exculpated from claims brought against them by, or in the right of, the corporation (i.e., derivative actions).

Under Section 102(b)(7), a corporation must affirmatively elect to include an exculpation provision in its certificate of incorporation. The Benchmark Policy closely evaluates proposals to adopt officer exculpation provisions on a case-by-case basis. It will generally recommend voting against such proposals eliminating monetary liability for breaches of the duty of care for certain corporate officers, unless compelling rationale for the adoption is provided by the board, and the provisions are reasonable.

Reincorporation

The Benchmark Policy is generally of the view that the board is in the best position to determine the appropriate jurisdiction of incorporation for the company. However, all proposals to reincorporate to a different state or country are reviewed on a case-by-case basis. This review includes the changes in corporate governance provisions, especially those relating to shareholder rights, material differences in corporate statutes and legal precedents, and relevant financial benefits, among other factors, resulting from the change in domicile.

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Reincorporation proposals are closely examined for their impact on shareholder rights arising from a change in domicile and governing law, including the following:

●	Will shareholders gain/retain certain rights (i.e. the right to call special meetings, the right to act by written consent, the ability to remove directors)?

●	Does the proposed new jurisdiction allow for director and officer exculpation and/or exclusive forum provisions?

●	What are the fiduciary duties (if any) of directors, officers, and majority shareholders under the new jurisdiction’s statutes?

●	What are the material differences in corporate statutes, case law, and judicial systems?

●	Is the company proposing to reincorporate to a jurisdiction considered to be a “tax haven”?

In addition, when examining a proposal to reincorporate, the overall governance of the company will also be considered, including, but not limited to, the following:

●	Does the company have anti-takeover protections such as a poison pill or classified board in place?

●	Does the company have a significant shareholder or is the company otherwise considered controlled?[50]

●	Has the board been previously unresponsive to shareholders (such as failing to implement a shareholder proposal that received majority shareholder support)?

●	Does the company have an independent chair and is the board sufficiently independent?

●	Are there other material governance issues of concern at the company? Has the company’s performance matched or exceeded its peers in the past one and three years?

●	How has the company ranked in Glass Lewis’ pay-for-performance analysis during the last three years?

Where there is a decline in shareholder rights, the financial benefits are de minimis, and the proposed jurisdiction has significantly worse shareholder protections, the Benchmark Policy will generally recommend voting against the transaction.

In addition, costly, shareholder-initiated reincorporations are typically not the best route to achieve the furtherance of shareholder rights. Shareholders are generally better served by proposing specific shareholder resolutions addressing pertinent issues which may be implemented at a lower cost, and perhaps even with board approval. However, when shareholders propose a shift into a jurisdiction with enhanced shareholder rights, the proposal is examined to determine the significant ways the company would benefit from shifting jurisdictions, including an evaluation of the criteria listed above. However, the Benchmark Policy will only support shareholder proposals to change a company’s place of incorporation in exceptional circumstances.

Exclusive Forum and Fee-Shifting Bylaw Provisions

Companies may be subject to frivolous and opportunistic lawsuits, particularly in conjunction with a merger or acquisition, that are expensive and distracting. In response, companies have sought ways to prevent or limit the

[50]	In cases where a controlled company is seeking to change its domicile, the Benchmark policy will closely evaluate how the independent members of the board came to its recommendation, if the controlling shareholder had any ability to influence the board, and if the proposal is also put to a vote of disinterested shareholders.

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risk of such suits by adopting bylaws regarding where the suits must be brought or shifting the burden of the legal expenses to the plaintiff, if unsuccessful at trial.

Some investors and groups, including CII, are of the view that companies should not attempt to restrict the venue for shareowner claims by adopting charter or bylaw provisions that seek to establish an exclusive forum. Charter or bylaw provisions that limit a shareholder’s choice of legal venue are generally not in the best interests of shareholders and could effectively discourage the use of shareholder claims by increasing their associated costs and making them more difficult to pursue. As such, shareholders may be wary about approving any limitation on their legal recourse including limiting themselves to a single jurisdiction (e.g., Delaware or federal courts for matters arising under the Securities Act of 1933) without compelling evidence that it will benefit shareholders.

For this reason, the Benchmark Policy will generally recommend that shareholders vote against any bylaw or charter amendment seeking to adopt an exclusive forum provision unless the company: (i) provides a compelling argument on why the provision would directly benefit shareholders; (ii) provides evidence of abuse of legal process in other, non-favored jurisdictions; (iii) narrowly tailors such provision to the risks involved; and (iv) maintains a strong record of good corporate governance practices.

Moreover, in the event a board seeks shareholder approval of a forum selection clause pursuant to a bundled bylaw amendment rather than as a separate proposal, the importance of the other bundled provisions will be considered when determining the vote recommendation on the proposal. The Benchmark Policy will nonetheless recommend voting against the chair of the governance committee for bundling disparate proposals into a single proposal (refer to the discussion of nominating and governance committee performance in the section of the guidelines “A Board of Directors that Serves Shareholder Interests”).

Similarly, some companies have adopted bylaws requiring plaintiffs who sue the company and fail to receive a judgment in their favor pay the legal expenses of the company. These bylaws, also known as “fee-shifting” or “loser pays” bylaws, will likely have a chilling effect on even meritorious shareholder lawsuits as shareholders would face a strong financial disincentive not to sue a company. Therefore, the Benchmark Policy strongly opposes the adoption of such fee-shifting bylaws and, if adopted without shareholder approval, will recommend voting against the governance committee. It is worth noting that in June of 2015 the State of Delaware banned the adoption of fee-shifting bylaws; however, such provisions could still be adopted by companies incorporated in other states.

Mandatory Arbitration Provisions

In September 2025, the SEC issued a policy statement noting that the presence of a provision requiring arbitration of investor claims arising under the federal securities laws would not impact decisions regarding whether to accelerate the effectiveness of a registration statement, thus facilitating companies’ ability to include these provisions in their governing documents if consistent with state law, when contemplating an IPO. Instead, the SEC stated it would focus on the adequacy of the company’s disclosures.

A mandatory arbitration provision requires an investor to arbitrate its claims arising under federal securities laws with the issuer of the securities. Many investors view mandatory arbitration provisions as a governance practice that is generally not in their best interests. Arbitration, while a valid alternative dispute resolution

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mechanism, may restrict shareholder rights, including the right to initiate legal action in court, participate in court proceedings, and initiate class-action lawsuits, which may be the only practical vehicle for many federal securities law claims.

In addition, this practice keeps proceedings and decisions confidential, unlike public court rulings, thereby limiting transparency and the legal certainty that public court cases provide. As such, shareholders may be wary about approving any restrictions on their legal recourse.

For this reason, in the event that the board has approved highly restrictive governing documents containing mandatory arbitration provisions, among other restrictive provisions, upon completion of a company’s IPO, spin-off, or direct listing, the Benchmark Policy may recommend voting against members of the governance committee. Furthermore, the Benchmark Policy will generally recommend that shareholders vote against any bylaw or charter amendment seeking to adopt a mandatory arbitration provision unless the company: (i) provides a compelling argument on why the provision would directly benefit shareholders; (ii) provides evidence of abuse of legal processes; (iii) narrowly tailors such provision to the risks involved; and (iv) maintains a strong record of good corporate governance practices.

Authorized Shares

Adequate capital stock is important to a company’s operation. When analyzing a request for additional shares, the Benchmark Policy will typically review four common reasons why a company might need additional capital stock:

1.	Stock Split — Typically three metrics are considered when evaluating whether a stock split is likely or necessary: The historical stock pre-split price, if any; the current price relative to the company’s most common trading price over the past 52 weeks; and some absolute limits on stock price that either always make a stock split appropriate if desired by management or would almost never be a reasonable price at which to split a stock.

2.	Shareholder Defenses — Additional authorized shares could be used to bolster takeover defenses such as a poison pill. Proxy filings often discuss the usefulness of additional shares in defending against or discouraging a hostile takeover as a reason for a requested increase. The Benchmark Policy is typically against such defenses and will oppose actions intended to bolster such defenses.

3.	Financing for Acquisitions — A company’s history of using stock for acquisitions is reviewed and, if it can be determined, what levels of stock have typically been required to accomplish such transactions is considered. The proxy statement is also reviewed to see whether this is discussed as a reason for the additional shares.

4.	Financing for Operations — The company’s cash position and its ability to secure financing through borrowing or other means is reviewed. This review looks at the company’s history of capitalization and whether the company has had to use stock in the recent past as a means of raising capital.

Issuing additional shares generally dilutes existing holders in most circumstances. Further, the availability of additional shares, where the board has discretion to implement a poison pill, can often serve as a deterrent to interested suitors. Accordingly, if the company has not detailed a plan for use of the proposed shares, or if the number of shares far exceeds those needed to accomplish a detailed plan, the Benchmark Policy typically recommends against the authorization of additional shares. Similar concerns may also lead the Benchmark

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Policy to recommend against a proposal to conduct a reverse stock split if the board does not state that it will reduce the number of authorized common shares in a ratio proportionate to the split.

The Benchmark Policy generally recommends voting against authorizations and/or increases in preferred shares, which allow the board to determine the preferences, limitations and rights of the preferred shares (known as “blank-check preferred stock”). Granting such broad discretion should be of concern to common shareholders, since blank-check preferred stock could be used as an anti-takeover device or in some other fashion that adversely affects the voting power or financial interests of common shareholders. Therefore, the Benchmark Policy will generally recommend voting against such requests, unless the company discloses a commitment to not use such shares as an anti-takeover defense or in a shareholder rights plan, or a commitment to submit any shareholder rights plan to a shareholder vote prior to its adoption.

While having adequate shares to allow management to make quick decisions and effectively operate the business is critical, it is generally preferred that, for significant transactions, management requests shareholder approval for justification of their use of additional shares rather than providing a blank check in the form of a large pool of unallocated shares available for any purpose.

Advance Notice Requirements

The Benchmark Policy typically recommends that shareholders vote against proposals that would require advance notice of shareholder proposals or of director nominees.

These proposals typically attempt to require a certain amount of notice before shareholders are allowed to place proposals on the ballot. Notice requirements typically range between three to six months prior to the annual meeting. Advance notice requirements can make it impossible for a shareholder who misses the deadline to present a shareholder proposal or a director nominee that might be in the best interests of the company and its shareholders.

Shareholders should be able to review and vote on all proposals and director nominees. Shareholders can always vote against proposals that appear with little prior notice. Shareholders, as owners of a business, can identify issues on which they have sufficient information and ignoring issues on which they have insufficient information. Setting arbitrary notice restrictions limits the opportunity for shareholders to raise issues that may come up after the window closes.

Virtual Shareholder Meetings

A growing contingent of companies have elected to hold shareholder meetings by virtual means only. Virtual meeting technology can be a useful complement to a traditional, in-person shareholder meeting by expanding participation of shareholders who are unable to attend a shareholder meeting in person (i.e., a “hybrid meeting”). However, virtual-only meetings also have the potential to curb the ability of shareholders to meaningfully communicate with the company’s management.

Prominent shareholder rights advocates, including CII, have expressed concerns that such virtual-only meetings do not approximate an in-person experience and may serve to reduce the board’s accountability to

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shareholders. When analyzing the governance profile of companies that choose to hold virtual-only meetings, the Benchmark Policy looks for robust disclosure in a company’s proxy statement that assures shareholders they will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

Examples of effective disclosure include: (i) addressing the ability of shareholders to ask questions during the meeting, including time guidelines for shareholder questions, rules around what types of questions are allowed, and rules for how questions and comments will be recognized and disclosed to meeting participants; (ii) procedures, if any, for posting appropriate questions received during the meeting and the company’s answers, on the investor page of their website as soon as is practical after the meeting; (iii) addressing technical and logistical issues related to accessing the virtual meeting platform; and (iv) procedures for accessing technical support to assist in the event of any difficulties accessing the virtual meeting.

The Benchmark Policy will generally recommend voting against members of the governance committee where the board is planning to hold a virtual-only shareholder meeting and the company does not provide such disclosure.

Voting Structure

Multi-Class Share Structures

In line with CII’s Policies on Corporate Governance, ICGN’s Global Governance Principles and broad investor sentiment, each share of a company’s common stock should have one vote, companies should not have share classes with unequal voting rights, and certain shareholders should not have power or control disproportionate to their economic interests. Allowing one vote per share generally operates as a safeguard for common shareholders by ensuring that those who hold a significant minority of shares are able to weigh in on issues set forth by the board.

Furthermore, many investors agree that the economic stake of each shareholder should match their voting power and that no small group of shareholders, family or otherwise, should have voting rights different from those of other shareholders. On matters of governance and shareholder rights, shareholders should have the power to speak and the opportunity to effect change. That power should not be concentrated in the hands of a few for reasons other than economic stake.

Generally, a multi-class share structure reflects negatively on a company’s overall corporate governance. Because it is widely expected that companies have share capital structures that protect the interests of non-controlling shareholders as well as any controlling entity, the Benchmark Policy typically recommends that shareholders vote in favor of proposals that would eliminate multi-class share structures. Similarly, the Benchmark Policy will generally recommend against proposals to adopt a new class of common stock. Additionally, the Benchmark Policy will generally recommend voting against the chair of the governance committee at companies with a multi-class share structure and unequal voting rights when the company does not provide for a reasonable sunset of the multi-class share structure (generally seven years or less).

In the case of a board that adopts a multi-class share structure in connection with an IPO, spin-off, or direct listing within the past year, the Benchmark Policy will generally recommend voting against all members of the

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board who served at the time of the IPO if the board: (i) did not also commit to submitting the multi-class structure to a shareholder vote at the company’s first shareholder meeting following the IPO; or (ii) did not provide for a reasonable sunset of the multi-class structure (generally seven years or less). If the multi-class share structure is put to a shareholder vote, the level of approval or disapproval attributed to unaffiliated shareholders will be examined when determining the vote outcome.

At companies that have multi-class share structures with unequal voting rights, the level of approval or disapproval attributed to unaffiliated shareholders will be considered when determining whether board responsiveness is warranted. In the case of companies that have multi-class share structures with unequal voting rights, the level of approval or disapproval attributed to unaffiliated shareholders will generally be examined on a “one share, one vote” basis. At controlled and multi-class companies, when at least 20% or more of unaffiliated shareholders vote contrary to management, many investors expect boards to engage with shareholders and demonstrate some initial level of responsiveness, and when a majority or more of unaffiliated shareholders vote contrary to management, boards should engage with unaffiliated shareholders and provide a more robust response to fully address shareholder concerns.

Cumulative Voting

Cumulative voting increases the ability of minority shareholders to elect a director by allowing shareholders to cast as many shares of the stock they own multiplied by the number of directors to be elected. As companies generally have multiple nominees up for election, cumulative voting allows shareholders to cast all of their votes for a single nominee, or a smaller number of nominees than up for election, thereby raising the likelihood of electing one or more of their preferred nominees to the board. It can be important when a board is controlled by insiders or affiliates and where the company’s ownership structure includes one or more shareholders who control a majority-voting block of company stock.

Cumulative voting generally acts as a safeguard for shareholders by ensuring that those who hold a significant minority of shares can elect a candidate of their choosing to the board. This allows the creation of boards that are responsive to the interests of all shareholders rather than just a small group of large holders.

Cumulative voting proposals are reviewed on a case-by-case basis, factoring in the independence of the board and the status of the company’s governance structure. However, these proposals are typically found on ballots at companies where independence is lacking and where the appropriate checks and balances favoring shareholders are not in place. In those instances, the Benchmark Policy typically recommends in favor of cumulative voting.

Where a company has adopted a true majority vote standard (i.e., where a director must receive a majority of votes cast to be elected, as opposed to a modified policy indicated by a resignation policy only), the Benchmark Policy will recommend voting against cumulative voting proposals due to the incompatibility of the two election methods. For companies that have not adopted a true majority voting standard but have adopted some form of majority voting, the Benchmark Policy will also generally recommend voting against cumulative voting proposals if the company has not adopted anti-takeover protections and has been responsive to shareholders.

Where a company has not adopted a majority voting standard and is facing both a shareholder proposal to adopt majority voting and a shareholder proposal to adopt cumulative voting, the Benchmark Policy will support

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only the majority voting proposal. When a company has both majority voting and cumulative voting in place, there is a higher likelihood of one or more directors not being elected as a result of not receiving a majority vote. This is because shareholders exercising the right to cumulate their votes could unintentionally cause the failed election of one or more directors for whom shareholders do not cumulate votes.

Supermajority Vote Requirements

Supermajority vote requirements may impede shareholder action on ballot items critical to shareholder interests. One key example is in the takeover context, where supermajority vote requirements can severely limit the voice of shareholders in making decisions on such crucial matters as selling the business. This, in turn, degrades share value and can limit the possibility of buyout premiums to shareholders. Moreover, a supermajority vote requirement can enable a small group of shareholders to overrule the will of the majority shareholders. In most cases, the Benchmark Policy is of the view that a simple majority is appropriate to approve all matters presented to shareholders.

In cases where a company seeks to abolish supermajority voting requirements, the Benchmark Policy will evaluate such proposals on a case-by-case basis. In certain instances, such as at companies with large or controlling shareholders, supermajority vote requirements may serve to protect the interests of minority shareholders. Therefore, in analyzing such proposals, the Benchmark Policy will take into account additional factors including: shareholder structure; quorum requirements; impending transactions – involving the company or a major shareholder – and any internal conflicts within the company.

Transaction of Other Business

The Benchmark Policy typically recommends that shareholders not give their proxy to management to vote on any other business items that may properly come before an annual or special meeting because granting unfettered discretion is unwise.

Anti-Greenmail Proposals

The Benchmark Policy will support proposals to adopt a provision preventing the payment of greenmail, which would prevent companies from buying back company stock at significant premiums from a certain shareholder. Since a large or majority shareholder could attempt to compel a board into purchasing its shares at a large premium, the anti-greenmail provision generally requires that a majority of shareholders other than the majority shareholder approve the buyback.

Mutual Funds: Investment Policies and Advisory Agreements

The Benchmark Policy takes the view that decisions about a fund’s structure and/or a fund’s relationship with its investment advisor or sub-advisors are generally best left to management and the members of the board,

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absent a showing of egregious or illegal conduct that might threaten shareholder value. As such, analyses of such proposals are focused on the following main areas:

●	The terms of any amended advisory or sub-advisory agreement;

●	Any changes in the fee structure paid to the investment advisor; and

●	Any material changes to the fund’s investment objective or strategy.

The Benchmark Policy generally supports amendments to a fund’s investment advisory agreement, absent a material change that is not in the best interests of shareholders. A significant increase in the fees paid to an investment advisor would be reason for the Benchmark Policy to consider recommending voting against a proposed amendment to an investment advisory agreement or fund reorganization. However, in certain cases, the Benchmark Policy is more inclined to support an increase in advisory fees if such increases result from being performance-based rather than asset-based. Furthermore, the Benchmark Policy generally supports sub-advisory agreements between a fund’s advisor and sub-advisor, primarily because the fees received by the sub-advisor are paid by the advisor, and not by the fund.

In matters pertaining to a fund’s investment objective or strategy, shareholders are generally best served when a fund’s objective or strategy closely resembles the investment discipline shareholders understood and selected when they initially bought into the fund. As such, the Benchmark Policy generally recommends voting against amendments to a fund’s investment objective or strategy when the proposed changes would leave shareholders with stakes in a fund that are noticeably different than when originally purchased, and which could, therefore, potentially negatively impact some investors’ diversification strategies.

Real Estate Investment Trusts

The complex organizational, operational, tax and compliance requirements of Real Estate Investment Trusts (REITs) provide for a unique shareholder evaluation. In simple terms, a REIT must have a minimum of 100 shareholders (the “100 Shareholder Test”) and no more than 50% of the value of its shares can be held by five or fewer individuals (the “5/50 Test”). At least 75% of a REITs’ assets must be in real estate, it must derive 75% of its gross income from rents or mortgage interest, and it must pay out 90% of its taxable earnings as dividends. In addition, as a publicly traded security listed on a stock exchange, a REIT must comply with the same general listing requirements as a publicly traded equity.

In order to comply with such requirements, REITs typically include percentage ownership limitations in their organizational documents, usually in the range of 5% to 10% of the REITs outstanding shares. Given the complexities of REITs as an asset class, the Benchmark Policy applies a highly nuanced approach in the evaluation of REIT proposals, especially regarding changes in authorized share capital, including preferred stock.

Preferred Stock Issuances at REITs

The Benchmark Policy generally recommends against the authorization of “blank-check preferred stock.” However, given the requirement that a REIT must distribute 90% of its net income annually, it is inhibited from retaining capital to make investments in its business. As such, equity financing likely plays a key role in a REIT’s growth and creation of shareholder value. Moreover, shareholder concern regarding the use of preferred stock

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as an anti-takeover mechanism may be allayed by the fact that most REITs maintain ownership limitations in their certificates of incorporation. For these reasons, along with the fact that REITs typically do not engage in private placements of preferred stock (which results in the rights of common shareholders being adversely impacted), the Benchmark Policy may support requests to authorize shares of blank-check preferred stock at REITs.

Business Development Companies

Business Development Companies (BDCs) were created by the U.S. Congress in 1980; they are regulated under the Investment Company Act of 1940 and are taxed as regulated investment companies (RICs) under the Internal Revenue Code. BDCs typically operate as publicly traded private equity firms that invest in early stage to mature private companies as well as small public companies. BDCs realize operating income when their investments are sold off, and, therefore, maintain complex organizational, operational, tax and compliance requirements that are similar to those of REITs — the most evident of which is that BDCs must distribute at least 90% of their taxable earnings as dividends.

Authorization to Sell Shares at a Price Below Net Asset Value

Considering that BDCs are required to distribute nearly all their earnings to shareholders, they sometimes need to offer additional shares of common stock in the public markets to finance operations and acquisitions. However, shareholder approval is required in order for a BDC to sell shares of common stock at a price below Net Asset Value (NAV). These proposals are evaluated using a case-by-case approach. The Benchmark Policy will recommend supporting such requests if the following conditions are met:

●	The authorization to allow share issuances below NAV has an expiration date of one year or less from the date that shareholders approve the underlying proposal (i.e., the meeting date);

●	The proposed discount below NAV is minimal (ideally no greater than 20%);

●	The board specifies that the issuance will have a minimal or modest dilutive effect (ideally no greater than 25% of the company’s then-outstanding common stock prior to the issuance); and

●	A majority of the company’s independent directors who do not have a financial interest in the issuance approve the sale.

In short, BDCs should demonstrate a responsible approach to issuing shares below NAV, by proactively addressing shareholder concerns regarding the potential dilution of the requested share issuance, and by explaining if and how the company’s past below-NAV share issuances have benefited the company.

Auditor Ratification and Below-NAV Issuances

When a BDC submits a below-NAV issuance for shareholder approval, the Benchmark Policy will refrain from recommending against the audit committee chair for not including auditor ratification on the same ballot. Because of the unique way these proposals interact, votes may be tabulated in a manner that is not in shareholders’ interests. In cases where these proposals appear on the same ballot, auditor ratification is generally the only “routine proposal,” the presence of which triggers a scenario where broker non-votes may be counted toward shareholder quorum, with unintended consequences.

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Under the 1940 Act, below-NAV issuance proposals require relatively high shareholder approval. Specifically, these proposals must be approved by the lesser of: (i) 67% of votes cast if a majority of shares are represented at the meeting; or (ii) a majority of outstanding shares. Meanwhile, any broker non-votes counted toward quorum will automatically be registered as “against” votes for purposes of this proposal. The unintended result can be a case where the issuance proposal is not approved, despite sufficient voting shares being cast in favor. Because broker non-votes result from a lack of voting instruction by the shareholder, shareholders’ ability to weigh in on the selection of auditor does not outweigh the consequences of failing to approve an issuance proposal due to such technicality.

Special Purpose Acquisition Companies

Special Purpose Acquisition Companies (SPACs), also known as “blank check companies,” are publicly traded entities with no commercial operations and are formed specifically to pool funds in order to complete a merger or acquisition within a set time frame. In general, the acquisition target of a SPAC is either not yet identified or otherwise not explicitly disclosed to the public even when the founders of the SPAC may have at least one target in mind. Consequently, IPO investors often do not know what company they will ultimately be investing in.

SPACs are therefore very different from typical operating companies. Shareholders do not have the same expectations associated with an ordinary publicly traded company and executive officers of a SPAC typically do not continue in employment roles with an acquired company.

Extension of Business Combination Deadline

Governing documents of SPACs typically provide for the return of IPO proceeds to common shareholders if no qualifying business combination is consummated before a certain date. Because the time frames for the consummation of such transactions are relatively short, SPACs will sometimes hold special shareholder meetings at which shareholders are asked to extend the business combination deadline. In such cases, an acquisition target will typically have been identified, but additional time is required to allow management of the SPAC to finalize the terms of the deal.

The Benchmark Policy generally views management and the board as being in the best position to determine when the extension of a business combination deadline is needed. As such, it generally supports reasonable extension requests.

SPAC Board Independence

The board of directors of a SPAC’s acquisition target is, in many cases, already established prior to the business combination. In some cases, however, the board’s composition may change in connection with the business combination, including the potential addition of individuals who served in management roles with the SPAC. The role of a SPAC executive is unlike that of a typical operating company executive. Because the SPAC’s only business is identifying and executing an acquisition deal, the interests of a former SPAC executive are also different.

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The Benchmark Policy does not automatically consider a former SPAC executive to be affiliated with the acquired operating entity when their only position on the board of the combined entity is that of an otherwise independent director. Absent any evidence of an employment relationship or continuing material financial interest in the combined entity, the Benchmark Policy will, therefore, consider such directors to be independent.

Director Commitments of SPAC Executives

The primary role of executive officers at SPACs is identifying acquisition targets for the SPAC and consummating a business combination. Given the nature of these executive roles and the limited business operations of SPACs, when a directors’ only executive role is at a SPAC, the Benchmark Policy will generally apply the higher limit for company directorships (see “Director Commitments”). As a result, the Benchmark Policy generally recommends that shareholders vote against a director who serves in an executive role only at a SPAC while serving on more than five public company boards.

Shareholder Proposals

The Benchmark Policy looks for governance structures that protect shareholders, support effective ESG oversight and reporting, and encourage director accountability. Accordingly, it places a significant emphasis on promoting transparency, robust governance structures and companies’ responsiveness to and engagement with shareholders. As such it generally supports proposals that encourage transparency in how companies are mitigating material ESG risks, including those related to climate change, human capital management, and stakeholder relations.

To that end, the Benchmark Policy evaluates all shareholder proposals on a case-by-case basis with a view to protecting long-term shareholder value. While it is generally supportive of those that promote board accountability, shareholder rights, and transparency, it considers all proposals in the context of a company’s unique operations and risk profile.

For a detailed review of the Glass Lewis benchmark policies concerning compensation, environmental, social, and governance shareholder proposals, please refer to Benchmark Policy Guidelines for Shareholder Proposals & ESG-Related Issues, available at www.glasslewis.com/voting-policies-current/.

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Overall Approach to Environmental, Social & Governance Issues

The Benchmark Policy evaluates all environmental and social issues through the lens of long-term shareholder value. Shareholders are best served when companies consider material environmental and social factors in all aspects of their operations and when they are provided with disclosures that allow them to understand how these factors are being considered and how attendant risks are being mitigated. Governance is a critical factor in how companies manage environmental and social risks and opportunities and the Benchmark Policy is of the view that a well-governed company will be generally managing these issues better than one without a governance structure that promotes board independence and accountability.

Part of the board’s role is to ensure that management conducts a complete risk analysis of company operations, including those that have financially material environmental and social implications. Companies can face significant financial, legal and reputational risks resulting from poor environmental and social practices, or negligent oversight thereof. Therefore, in cases where the board or management has neglected to take action on a pressing issue that could negatively impact shareholder value, the Benchmark Policy expects companies to take necessary actions in order to effect changes that will safeguard shareholders’ financial interests.

Given the importance of the role of the board in executing a sustainable business strategy that allows for the realization of environmental and social opportunities and the mitigation of related risks, relating to environmental risks and opportunities, the Benchmark Policy looks for governance structures that protect shareholders and promote director accountability. When management and the board have displayed disregard for environmental or social risks, have engaged in egregious or illegal conduct, or have failed to adequately respond to current or imminent environmental and social risks that threaten shareholder value, the Benchmark Policy will consider holding directors accountable. In such instances, it will generally recommend against responsible members of the board that are specifically charged with oversight of the issue in question.

When evaluating environmental and social factors that may be relevant to a given company, the Benchmark Policy does so in the context of the financial materiality of the issue to the company’s operations. Companies in all industries face risks associated with environmental and social issues. However, these risks manifest themselves differently at each company as a result of its operations, workforce, structure, and geography, among other factors. Accordingly, the Benchmark Policy places a significant emphasis on the financial implications of a company’s actions with regard to impacts on its stakeholders and the environment.

When evaluating environmental and social issues, the Benchmark Policy examines companies’:

Direct environmental and social risk — Companies should evaluate financial exposure to direct environmental risks associated with their operations. Examples of direct environmental risks include those associated with oil or gas spills, contamination, hazardous leakages, explosions, or reduced water or air quality, among others. Social risks may include non-inclusive employment policies, inadequate human rights policies, or issues that adversely affect the company’s stakeholders. Further, firms should consider their exposure to risks emanating from a broad range of issues, over which they may have no or only limited control, such as insurance companies being affected by increased storm severity and frequency resulting from climate change

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Risk due to legislation and regulation — Companies should evaluate their exposure to changes or potential changes in regulation that affect current and planned operations. Regulation should be carefully monitored in all jurisdictions in which the company operates. The Benchmark Policy looks closely at relevant and proposed legislation and evaluates whether the company has responded proactively.

Legal and reputational risk — Failure to take action on important environmental or social issues may carry the risk of inciting negative publicity and potentially costly litigation. While the effect of high-profile campaigns on shareholder value may not be directly measurable, it is prudent for companies to carefully evaluate the potential impacts of the public perception of their impacts on stakeholders and the environment. When considering investigations and lawsuits, the Benchmark Policy is mindful that such matters may involve unadjudicated allegations or other charges that have not been resolved. The Benchmark Policy will not assume the truth of such allegations or charges or that the law has been violated. Instead, it focuses more broadly on whether, under the particular facts and circumstances presented, the nature and number of such concerns, lawsuits or investigations reflects on the risk profile of the company or suggests that appropriate risk mitigation measures may be warranted.

Governance risk — Inadequate oversight of environmental and social issues carries significant risks to companies. When leadership is ineffective or fails to thoroughly consider potential risks, such risks are likely unmitigated and could thus present substantial risks to the company, ultimately leading to loss of shareholder value.

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DISCLAIMER

© 2025 Glass, Lewis & Co., and/or its affiliates. All Rights Reserved.

This document is intended to provide an overview of Glass Lewis’ U.S. Benchmark Policy proxy voting guidelines. It is not intended to be exhaustive and does not address all potential voting issues. Glass Lewis’ proxy voting guidelines, as they apply to certain issues or types of proposals, are further explained in supplemental guidelines and reports that are made available on Glass Lewis’ website – http://www.glasslewis.com. These guidelines have not been set or approved by the U.S. Securities and Exchange Commission or any other regulatory body. Additionally, none of the information contained herein is or should be relied upon as investment advice. The content of this document has been developed based on Glass Lewis’ experience with proxy voting and corporate governance issues, engagement with clients and issuers, and review of relevant studies and surveys, and has not been tailored to any specific person or entity.

Glass Lewis’ proxy voting guidelines are grounded in corporate governance best practices, which often exceed minimum legal requirements. Accordingly, unless specifically noted otherwise, a failure to meet these guidelines should not be understood to mean that the company or individual involved has failed to meet applicable legal requirements.

No representations or warranties express or implied, are made as to the accuracy or completeness of any information included herein. In addition, Glass Lewis shall not be liable for any losses or damages arising from or in connection with the information contained herein or the use, reliance on, or inability to use any such information. Glass Lewis expects its subscribers possess sufficient experience and knowledge to make their own decisions entirely independent of any information contained in this document and subscribers are ultimately and solely responsible for making their own decisions, including, but not limited to, ensuring that such decisions comply with all agreements, codes, duties, laws, ordinances, regulations, and other obligations applicable to such subscriber.

All information contained in this report is protected by law, including, but not limited to, copyright law, and none of such information may be copied or otherwise reproduced, repackaged, further transmitted, transferred, disseminated, redistributed or resold, or stored for subsequent use for any such purpose, in whole or in part, in any form or manner, or by any means whatsoever, by any person without Glass Lewis’ prior written consent. The foregoing includes, but is not limited to, using these guidelines, in any manner and in whole or in part, in connection with any training, self-improving, or machine learning software, algorithms, hardware, or other artificial intelligence tools or aids of any kind, including, without limitation, large language models or other generative artificial intelligence platforms or services, whether proprietary to you or a third party, or generally available (collectively, “AI”) as well as any services, products, data, writings, works of authorship, graphics, pictures, recordings, any electronic or other information, text or numerals, audio or visual content, or materials of any nature or description generated or derived by or using, in whole or in part, AI.

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ESG Thematic Voting Policy Guidelines

2026

www.glasslewis.com

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About Glass Lewis

Glass Lewis is the world’s choice for governance solutions. We enable institutional investors and publicly listed companies to make informed decisions based on research and data. We cover 30,000+ meetings each year, across approximately 100 global markets. Our team has been providing in-depth analysis of companies since 2003, relying solely on publicly available information to inform its policies, research, and voting recommendations.

Our customers include the majority of the world’s largest pension plans, mutual funds, and asset managers, collectively managing over $40 trillion in assets. We have teams located across the United States, Europe, and Asia-Pacific giving us global reach with a local perspective on the important governance issues.

Investors around the world depend on Glass Lewis’ Viewpoint platform to manage their proxy voting, policy implementation, recordkeeping, and reporting. Our industry leading Proxy Paper product provides comprehensive research and voting recommendations weeks ahead of voting deadlines. Public companies can also use our innovative Report Feedback Statement to deliver their opinion on our proxy research directly to the voting decision makers at every investor client in time for voting decisions to be made or changed.

The research team engages extensively with public companies, investors, regulators, and other industry stakeholders to gain relevant context into the realities surrounding companies, sectors, and the market in general. This enables us to provide the most comprehensive and pragmatic insights to our customers.

Join the Conversation Glass Lewis is committed to ongoing engagement with all market participants. info@glasslewis.com | www.glasslewis.com

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Summary of Changes for 2026

On an ongoing basis, Glass Lewis extensively reviews and consults with stakeholders and clients on its policy guidelines. Annually, Glass Lewis updates its policy guidelines in accordance with market trends, developments and the results of our ongoing consultations.

Board Diversity

The ESG Policy will now oppose the chair of the nominating committee, regardless of gender, for board gender diversity concerns, rather than only targeting male members of the committee. It has also standardized its approach to this matter such that it will look for boards to ensure that they are 30% diverse, unless a regional requirement requires that boards maintain a higher level, in which case, it will default to that requirement.

Human Rights Considerations

The ESG Policy has streamlined its approach to human rights, and will now oppose the chair of the board in instances that a company has not adopted a human rights policy, instead of requiring that companies be a participant in the United Nations Global Compact (“UNGC”) or adopt a human rights policy that is aligned with the standards set forth by the International Labour Organization (“ILO”) or the Universal Declaration on Human Rights (“UDHR”).

Sustainability Reporting

Given the changing nature of reporting frameworks, the ESG Policy has standardized its approach such that it will now vote against the chair of the committee responsible for overseeing environmental and social issues in instances where companies have not provided comprehensive sustainability reporting. This has replaced the previous policy whereby the ESG Policy will vote against the chair of the board in instances where companies either report against the recommendations of TCFD or in alignment with SASB standards.

Climate Considerations

Although the ESG Policy will continue to vote against the chair of the board in instances where companies have not established any forward-looking GHG emissions reduction targets, it will no longer require that companies adopt a net zero commitment or goal. The ESG Policy will also now vote against the chair of the committee responsible for overseeing environmental and social issues in instances where companies have not disclosed Scope 1 & 2 emissions.

Other Changes

A number of updates have been made to the Glass Lewis Benchmark Policy guidelines, which underpin and inform the ESG Policy. Further details can be found at www.glasslewis.com.

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Introduction

Institutional investors are increasingly recognizing the importance of incorporating material environmental, social, and governance (ESG) factors into their investment processes. Active ownership on ESG issues will typically include also applying these considerations to proxy voting practices, and the ESG Policy allows clients to apply these enhanced ESG considerations when voting at the annual and special meetings of their portfolio companies.

The ESG Policy was designed for clients with a strong focus on environmental and social issues or as a supplemental voting policy for ESG-focused funds. This policy is also ideal for investors who would like to vote in a stakeholder-focused manner.

Implementation of the ESG Policy may vary market-to-market in accordance with regulatory requirements, corporate governance best practices, and other relevant standards in individual markets.

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Election of Directors

Board of Directors

Boards are established in order to represent shareholders and protect their interests. The ESG Policy seeks boards that have a record for protecting shareholders and delivering value over the medium- and long-term. Boards that wish to protect and enhance the interests of shareholders should have sufficient levels of independence (the percentage varies by local market practice and regulations), boast a record of positive performance, have directors with diverse backgrounds, and appoint new directors that have a depth of relevant experience.

Board Composition

The ESG Policy examines a variety of elements to the board when voting on director elections. The policy looks at each individual on the board and explores their relationship with the company, the company’s executives and with other board members. This is to ensure and determine whether a director has an existing relationship with the company that is likely to impact any decision processes of that board member.

The biographical information provided by the company on the individual director is essential for investors to understand the background and skills of the directors of the board. This information should be provided in the company’s documents well in advance of the shareholder meeting, in order to give shareholders sufficient time to analyze the information. In cases where the company fails to disclose the names or backgrounds of director nominees, the ESG Policy may vote against or abstain from voting on the directors’ elections.

The ESG Policy will vote in favor of governance structures that will drive positive performance and enhance shareholder value. The most crucial test of a board’s commitment to the company and to its shareholders is the performance of the board and its members. The performance of directors in their capacity as board members and as executives of the company, when applicable, and in their roles at other companies where they serve is critical to this evaluation.

Directors are formed into three categories based on an examination of the type of relationship they have with the company. The table below includes a breakdown of how Glass Lewis classifies these director relationships with the company.

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Insider	Affiliate	Independent
Someone who serves as a director and as an employee of the company	A director who has a material financial, familial or other relationship with the company, or its executives, but is NOT an employee of the company	No material financial, familial or other current relationships with the company, it’s executives or other board members except for service
May also include executive chairs (who act as an employee of the company or is paid as an employee of the company)	A director who owns or controls, directly or indirectly 20% or more of the company’s voting stock (except where local regulations or best practices set a different threshold).	A director who owns, directly or indirectly less than 10% of the company’s voting stock (local regulations and best practices may set a different threshold)
	A director who has been employed by the company within the past 5 calendar years	A director who has not been employed by the company for a minimum of 5 calendar years
	A director who performs material consulting, legal, advisory, accounting or other professional services for the company	A director who is not involved in any Related Party Transactions (RPT) with the company (most common RPTs - consulting, legal, and accounting/advisory services)
>A director who is involved in an “Interlocking Directorship”

Common other reasons the ESG Policy will vote against a director:

(i)	A director who attends less than 75% of the board and applicable committee meetings.

(ii)	A director who is also the CEO of a company where a serious restatement has occurred after the CEO certified the pre-restatement financial statements.

(iii)	An affiliated director when the board is not sufficiently independent in accordance with market best practice standards.

(iv)	An affiliate or insider on any of the key committees (audit, compensation, nominating) or an affiliate or insider on any of the key committees and there is insufficient independence on that committee, both of the above can vary in accordance with the markets best practice standards.

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The following conflicts of interests may hinder a director’s performance and may result in a vote against:

(i)	A director who sits on an excessive number of public company boards (see the relevant market guidelines for confirmation of the excessive amount).

(ii)	Director, or a director whose immediate family member, or the firm at which the director is employed, provides material professional services to the company at any time during the past five years.

(iii)	Director, or a director whose immediate family member, engages in airplane, real estate or other similar deals, including perquisite type grants from the company.

(iv)	Director with an interlocking directorship.

(v)	All board members who served at a time when a poison pill with a term of longer than one year was adopted without shareholder approval within the prior twelve months.

(vi)	A director who has received two against recommendations from the Glass Lewis Benchmark Policy for identical reasons within the prior year at different companies.

Board Independence

A board composed of at least two-thirds independent is most effective in protecting shareholders’ interests. Generally, the ESG Policy will vote against responsible directors if the board is less than two-thirds independent, however, this is also dependent on the market best practice standards.

Board Committee Composition

It is best practice to have independent directors serving on the audit, compensation, nominating and governance committees. As such, the ESG Policy will support boards with this structure and encourage change when this is not the case. However, board committee independence thresholds may vary depending on the market.

With respect to the creation of board committees and the composition thereof, the ESG Policy will generally support shareholder proposals requesting that companies create a committee to oversee material E&S issues, such as committees dedicated to climate change oversight or the oversight of public policy risks. The ESG Policy will also generally support shareholder proposals calling for the appointment of directors with specific expertise to the board, such as those requesting the appointment of an environmental expert or an individual with significant human rights expertise.

Board Diversity, Tenure and Refreshment

The ESG Policy acknowledges the importance of ensuring that the board is comprised of directors who have a diversity of skills, backgrounds, thoughts, and experiences. As such, having diverse boards benefits companies greatly by encompassing an array of different perspectives and insights.

In terms of board tenure and refreshment, the ESG Policy strongly supports routine director evaluations, including independent external reviews, and periodic board refreshment in order to enable a company to maintain a fresh set of ideas and business strategies in an ever-changing world and market. Having directors with diverse experiences and skills can strengthen the position of a company within the market. Therefore, the ESG Policy promotes refreshment within boards, as a lack of refreshment can lead to poor company performance. Thus, the ESG Policy may consider voting against directors with a lengthy tenure (e.g. over 12

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years) when we identify significant performance or governance concerns indicating that a fresh perspective would be beneficial and there is no evidence of any plans of future board refreshment.

The ESG Policy will also evaluate a company’s policies and actions with respect to board refreshment and diversity. As a part of this evaluation, we will review the diversity of board members and support shareholder proposals to report on or increase board diversity. The nominating and governance committee, as an agent for the shareholders, is responsible for the governance by the board of the company and its executives. In performing this role, the committee is responsible and accountable for selection of objective and competent board members. To that end, the ESG Policy will: (i) vote against members of the nominating committee in the event that the board has an average tenure of over ten years and the board has not appointed a new nominee to the board in at least five years; (ii) vote against the incumbent nominating committee members in instances where the board of a large- or mid-cap company is comprised of fewer than 30% gender-diverse directors, or the local market requirement for gender diversity where higher; or (iii) vote against the members of the nominating committee where there is not at least one gender-diverse director on the board of a small-cap company.

The ESG Policy conducts a further level of analysis for U.S. companies included in the Russel 1000 index. For these companies, the ESG Policy will vote against members of the nominating and governance committee when they receive a “Poor” score in Glass Lewis’ Diversity Disclosure Assessment. The Diversity Disclosure Assessment is an analysis of companies’ proxy statement disclosure relating to board diversity, skills and the director nomination process. This assessment reflects how a company’s proxy statement presents: (i) the board’s current percentage of racial/ethnic diversity; (ii) whether the board’s definition of diversity explicitly includes gender and/or race/ethnicity; (iii) whether the board has adopted a policy requiring women and minorities to be included in the initial pool of candidates when selecting new director nominees (“Rooney Rule”); and (iv) board skills disclosure.

Director Overboarding

The ESG Policy will generally recommend that shareholders vote against a director who serves as an executive officer (other than executive chair) of any public company while serving on more than one external public company board, a director who serves as an executive chair of any public company while serving on more than two external public company boards, and any other director who serves on more than five public company boards.

Board Size

Although there is not a universally acceptable optimum board size, boards should have a minimum of five directors to ensure sufficient diversity in decision making and to enable the establishment of key committees with independent directors. Further, boards should not be composed of more than 20 directors as the board may suffer as a result of too many voices to be heard and have difficulty reaching consensus on issues with this number of members. As a result, the ESG Policy will generally vote against the chair of the nominating committee at a board with fewer than five directors or more than 20 directors.

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Classified Boards

The ESG Policy favors the repeal of staggered boards in favor of the annual election of directors. Staggered boards are generally less accountable to shareholders than annually elected directors to the board. In addition, the annual election of directors encourages board members to focus on protecting the interests of shareholders. Further to this, if shareholders are unsatisfied with board members the annual election of directors allows them to voice these concerns.

Controlled Companies

The ESG Policy allows certain exceptions to the independence standards at controlled companies. The board’s main function is to protect shareholder interests, however, when an individual, entity, or group own more than 50% of the voting shares, the interests of majority shareholders are the interests of that entity or individual. As a result, the ESG Policy does not apply the usual two-thirds independence threshold on controlled companies instead it includes the following guidelines:

(i)	As long as insiders and/or affiliates are connected to the controlling entity, the ESG Policy will accept the presence of non-independent board members.

(ii)	The compensation, nominating, and governance committees do not need to consist solely of independent directors. However, the compensation committee should not have any insider members, but affiliates are accepted.

(iii)	The board does not need an independent chair or an independent lead or presiding director.

(iv)	The audit committee should consist solely of independent directors, regardless of the controlled status of the company.

Significant Shareholders

Significant shareholders are either an individual or an entity which holds between 20-50% of a company’s voting power, and the ESG Policy provides that shareholders should be allowed proportional representation on the board and in committees (excluding the audit committee) based on their percentage of ownership.

Director Performance and Oversight

The performance of board members is an essential element to understanding the board’s commitment to the company and to shareholders. The ESG Policy will look at the performance of individuals as directors and executives of the company and of other companies where they have served. Often a director’s past conduct is indicative of future conduct and performance.

The ESG Policy will typically vote against directors who have served on boards or as executives of companies with records of poor performance, inadequate risk oversight, excessive compensation, audit or accounting-related issues, and other actions or indicators of mismanagement. However, the ESG Policy will also reevaluate the directors based on factors such as the length of time that has passed since the incident, the director’s role, and the severity of the issue.

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Environmental and Social Oversight and Performance

The ESG Policy considers the oversight afforded to environmental and social issues. The ESG Policy looks to ensure that companies maintain appropriate board-level oversight of material risks to their operations, including those that are environmental and social in nature. When it is clear that these risks have not been properly managed or mitigated, the ESG Policy may vote against members of the board who are responsible for the oversight of environmental and social risks. In the absence of explicit board oversight of environmental and social issues, the ESG Policy may vote against members of the audit committee. In making these determinations, the ESG Policy will take into account the situation at hand, its effect on shareholder value, as well as any corrective action or other response made by the company.

Board-Level Oversight of Environmental and Social Risks

The insufficient oversight of environmental and social issues can present direct legal, financial, regulatory and reputational risks that could serve to harm shareholder interests. As a result, the ESG Policy promotes oversight structures that ensure that companies are mitigating attendant risks ad capitalizing on related opportunities to the best extent possible.

To that end, the ESG Policy looks to boards to maintain clear oversight of material risks to their operations, including those that are environmental and social in nature. These risks could include, but are not limited to, matters related to climate change, human capital management, diversity, stakeholder relations, and health, safety & environment.

The ESG Policy will review a company’s overall governance practices to identify which directors or board-level committees have been charged with oversight of environmental and/or social issues. Given the importance of the board’s role in overseeing environmental and social risks, the ESG Policy will vote against members of the governance committee that fails to provide explicit disclosure concerning the board’s role in overseeing these issues.

Climate Risk

Given the importance of companies mitigation and management of climate-related risks, the ESG Policy includes specific consideration for companies’ disclosure of and policies concerning climate change. Specifically, the ESG Policy will vote against the chair of the board in instances where companies have not established any forward-looking GHG emissions reduction targets. In this instance, if the chair of the board is also the company’s CEO, the ESG Policy will vote against the chair of the audit committee.

Further, the ESG Policy will oppose the chair of the committee responsible for oversight of environmental and social issues if the company does not have comprehensive sustainability reporting, which is generally defined as reporting on environmental and social issues beyond legal requirements and that is sufficient to allow shareholders to understand a company’s environmental and social initiatives and how it manages attendant risks. Additionally, the ESG Policy will vote against these board members if the company has not disclosed their Scope 1 & 2 emissions.

The ESG Policy also takes into consideration investors’ growing expectation for robust climate and sustainability disclosures. While all companies maintain exposure to climate-related risks, additional consideration should be given to, and disclosure should be provided by, those companies whose own GHG emissions represent a financially material risk. For companies with this increased risk exposure, the ESG Policy evaluates whether companies are providing clear and comprehensive disclosure regarding these risks, including how they are being

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mitigated and overseen. Such information is crucial to allow investors to understand the company’s management of this issue as well as the potential impact of a lower carbon future on the company’s operations.

In line with this view, the ESG Policy will carefully examine the climate-related disclosures provided by large-cap companies with material exposure to climate risk stemming from their own operations,1 as well as companies where their emissions, climate impacts, or stakeholder scrutiny thereof, represent an outsized, financially material risk, in order to assess whether they have produced disclosures in line with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), IFRS S2 Climate-related Disclosures, or other equivalent climate reporting framework. The ESG Policy will also assess whether these companies have disclosed explicit and clearly defined board-level oversight responsibilities for climate-related issues. In instances where either (or both) of these disclosures are found to be absent or significantly lacking, the ESG Policy may recommend voting against the chair of the committee (or board) charged with oversight of climate-related issues, or if no committee has been charged with such oversight, the chair of the governance committee. Further, the ESG Policy may extend this recommendation on this basis to additional members of the responsible committee in cases where the committee chair is not standing for election due to a classified board, or based on other factors, including the company’s size, industry and its overall governance profile. In instances where appropriate directors are not standing for election, the ESG Policy may, instead, recommend shareholders vote against other matters that are up for a vote, such as the ratification of board acts, or the accounts and reports proposal.

Stakeholder Considerations

In order to drive long-term shareholder value, companies require a social license to operate. A lack of consideration for stakeholders can present legal, regulatory, and reputational risks. With this view, the ESG Policy will vote against the chair of the board in instances where companies have not adopted a human rights policy.

For U.S. companies listed in the S&P 500 index, the ESG Policy will also evaluate whether companies have provided sufficient disclosure concerning their workforce diversity. In instances where these companies have not disclosed their full EEO-1 reports, the ESG Policy will vote against the nominating and governance chair.

Review of Risk Management Controls

The ESG Policy evaluates the risk management function of a public company on a case-by-case basis. Companies, particularly financial firms, should have a dedicated risk committee, or a committee on the board in charge of risk oversight, as well as a chief risk officer who reports directly to that committee, not to the CEO or another executive of the company. When analyzing the risk management practices of public companies, the ESG Policy takes note of any significant losses or write-downs on financial assets and/or structured transactions. In cases where a company has disclosed a sizable loss or write-down, and where the company’s board-level risk committee’s poor oversight contributed to the loss, the ESG Policy will vote against such committee members on that basis. In addition, in cases where a company maintains a significant level of financial risk exposure but

[1]	This policy will generally apply to companies in the following SASB-defined industries: agricultural products, air freight & logistics, airlines, chemicals, construction materials, containers & packaging, cruise lines, electric utilities & power generators, food retailers & distributors, health care distributors, iron & steel producers, marine transportation, meat, poultry & dairy, metals & mining, non-alcoholic beverages, oil & gas, pulp & paper products, rail transportation, road transportation, semiconductors, waste management.

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fails to disclose any explicit form of board-level risk oversight (committee or otherwise), the ESG Policy may vote against the chair of the board on that basis.

Slate Elections

In some countries, in particular Italy, companies elect their board members as a slate, whereby shareholders are unable to vote on the election of an individual director, but rather are limited to voting for or against the board as a whole. The ESG Policy will generally support the slate if no major governance or board-related concerns have been raised in the analysis, and the slate appears to support and protect the best interests of all shareholders.

Board Responsiveness

Majority-Supported Shareholder Proposals

The ESG Policy expects clear action from a board when shareholder proposals receive support from a majority of votes cast (excluding abstentions and broker non-votes). This may include fully implementing the request of the shareholder proposal and/or engaging with shareholders on the issue and providing sufficient disclosures to address shareholder concerns. When a board fails to demonstrate appropriate responsiveness to this issue, the ESG Policy will generally recommend against members of the nominating and governance committee.

Significantly Supported Shareholder Proposals

When shareholder proposals receive significant support (generally more than 30% but less than majority of votes cast), an initial level of board responsiveness is warranted. In instances where a shareholder proposal has received at least 30% shareholder support, the ESG Policy will look to boards to engage with shareholders on the issue and provide disclosure addressing shareholder concerns and outreach initiatives.

At controlled companies and companies that have multi-class share structures with unequal voting rights, the ESG Policy will carefully examine the level of approval or disapproval attributed to unaffiliated shareholders when determining whether board responsiveness is warranted.

Separation of the Roles of CEO and Chair

The separation of the positions of CEO and chair creates a better and more independent governance structure than a combined CEO/chair position. The role of executives is to manage the business based on the course charted by the board. Executives should be in the position of reporting and answering to the board for their performance in achieving their goals as set out by the board. This would become more complicated if they also held the position of chair, as it would be difficult for them to fulfil the duty of being both the overseer and policy setter when they, the CEO/chair control both the agenda and boardroom.

The ESG Policy views an independent chair as better able to oversee the executives of the company and set a pro-shareholder agenda without the management conflicts that a CEO and other executive insiders often face. Such oversight and concern for shareholders allows for a more proactive and effective board of directors that is better able to look out for the interests of shareholders.

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Furthermore, it is the board’s responsibility to select a chief executive to best serve the company and its shareholders and to replace this person when his or her duties have not been appropriately fulfilled. Such a replacement becomes more difficult and happens less frequently when the chief executive is also in the position of overseeing the board.

Even considering the above, the ESG Policy will not vote against CEOs who also chair the board. However, the ESG Policy will generally support separating the positions of CEO and chair whenever the question is posed in the form of a shareholder proposal.

In the absence of an independent chair, the ESG Policy will support the appointment of a presiding or lead independent director with authority to set the agenda for the meeting and to lead sessions. In the case where the company has neither an independent chair nor independent lead director, the ESG Policy may vote against the chair of the governance committee.

Governance Following an IPO or Spin-Off

Companies that have recently completed an initial public offering (IPO), or spin-off should be given adequate time to fully adjust and comply with marketplace listing requirements and meet basic corporate governance standards. The ESG Policy generally allows the company a one-year period following the IPO to comply with these requirements and as such refrains from voting based on governance standards (e.g., board independence, committee membership and structure, meeting attendance, etc.).

However, there are some cases that warrant shareholder action against the board of a company that have completed an IPO or spin-off in the past year. The ESG Policy will evaluate the terms of applicable governing documents when determining the recommendations and whether the shareholders rights will be severely restricted. In order to come to a conclusion the following points will be considered:

1.	The adoption of anti-takeover provisions such as a poison pill or classified board;

2.	Supermajority vote requirements to amend governing documents;

3.	The presence of exclusive forum or fee-shifting provisions;

4.	Whether shareholders can call special meetings or act by written consent;

5.	The voting standard provided for the election of directors;

6.	The ability of shareholders to remove directors without cause;

7.	The presence of evergreen provisions in the company’s equity compensation arrangements; and

8.	The presence of a multi-class share structure which does not afford common shareholders voting power that is aligned with their economic interest.

Anti-takeover provisions can negatively impact future shareholders who (except for electing to buy or sell the stock) are unable to weigh in on matters that might negatively impact their ownership interest. In cases where the anti-takeover provision was adopted prior to the IPO, the ESG Policy may vote against the members of the board who served when it was adopted if the board:

(i)	Did not also commit to submit the anti-takeover provision to a shareholder vote at the company’s next shareholder meeting following the IPO; or

(ii)	Did not provide a sound rationale or sunset provision for adopting the anti-takeover provision.

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Financial Reporting

Accounts and Reports

Excluding situations where there are concerns surrounding the integrity of the statements/reports, the ESG Policy will generally vote for Accounts and Reports proposals.

Where the required documents have not been published at the time that the vote is cast, the ESG Policy will typically abstain from voting on this proposal.

Income Allocation (Distribution of Dividends)

The ESG Policy will generally vote for proposals concerning companies’ distribution of dividends. However, particular scrutiny will be given to cases where the company’s dividend payout ratio is exceptionally low or excessively high relative to its peers, and where the company has not provided a satisfactory explanation for this disparity.

Appointment of Auditors and Authority to Set Fees

The role of the auditor is crucial in protecting shareholder value. Like directors, auditors should be free from conflicts of interest and should assiduously avoid situations that require them to make choices between their own interests and the interests of the shareholders. Because of the importance of the role of the auditor, rotating auditors is an important safeguard against the relationship between the auditor and the company becoming too close, resulting in a lack of oversight due to complacency or conflicts of interest. Accordingly, the ESG Policy will vote against auditor ratification proposals in instances where it is clear that a company’s auditor has not been changed for 20 or more years.

In instances where a company has retained an auditor for fewer than 20 years, the ESG Policy will generally support management’s recommendation for the selection of an auditor, as well as the board’s authority to fix auditor fees. However, there are a number of exceptions to this policy, and the ESG Policy will vote against the appointment of the auditor and/or the authorization of the board to set auditor fees in the following scenarios:

●	The independence of an incumbent auditor or the integrity of the audit has been compromised.

●	Audit fees combined with audit-related fees total less than one-half of total fees.

●	There have been any recent restatements or late filings by the company and responsibility for such can be attributed to the auditor (e.g., a restatement due to a reporting error).

●	The company has aggressive accounting policies.

●	The company has poor disclosure or lack of transparency in financial statements.

●	There are other relationships, or issues of concern, with the auditor that might suggest a conflict of interest.

●	The company is changing auditors as a result of a disagreement between the company and the auditor on a matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

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Compensation

Compensation Reports and Compensation Policies

Depending on the market, compensation report and policy vote proposals may be either advisory or binding (e.g. in the UK a non-binding compensation report based upon the most recent fiscal year is voted upon annually, and a forward-looking compensation policy will be subject to a binding vote every three years).

In all markets, company filings are evaluated closely to determine how well information pertinent to compensation practices has been disclosed, the extent to which overall compensation is tied to performance, which performance metrics have been employed, as well as how the company’s remuneration practices compare to that of its peers.

The ESG Policy will vote against the approval of a compensation report or policy in the following scenarios:

●	There is a significant disconnect between pay and performance;

●	Performance goals and metrics are inappropriate or insufficiently challenging;

●	There is a lack of disclosure regarding performance metrics as well as a lack of clarity surrounding the implementation of these metrics.

●	Short-term (e.g., generally less than three year) performance measurement is weighted excessively in incentive plans;

●	Excessive discretion is afforded to, or exercised by, management or the Compensation Committee to deviate from defined performance metrics and goals in determining awards;

●	Ex gratia or other non-contractual payments have been made and the reasoning for this is inadequate.

●	Guaranteed bonuses are established;

●	Egregious or excessive bonuses, equity awards or severance payments have been granted;

●	Excessive increases (e.g. over 10%) in fixed payments, such as salary or pension entitlements, that are not adequately justified

●	Where there is an absence of structural safeguarding mechanisms such as clawback and malus policies included in the Incentive plan.

Linking Compensation to Environmental and Social Issues

On top of Glass Lewis’ robust evaluation of companies’ compensation plans, the ESG Policy will evaluate if, and to what extent, a company has provided a link between compensation and environmental and social criteria. In most markets, should a company not provide any environmental or social considerations in its remuneration scheme and serious pay-for-performance concerns have been identified, the ESG Policy will vote against the proposed plan. The ESG Policy will also support shareholder resolutions requesting the inclusion of sustainability metrics in executive compensation plans.

Long-Term Incentive Plans

The ESG Policy recognizes the value of equity-based incentive programs. When used appropriately, they provide a means of linking an employee’s pay to a company’s performance, thereby aligning their interests with those of

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shareholders. In addition, equity-based compensation can be an effective way to attract, retain and motivate key employees.

In order to allow for meaningful shareholder review, incentive programs should generally include:

(i)	specific and appropriate performance goals;

(ii)	a maximum award pool; and

(iii)	a maximum award amount per employee.

In addition, the payments made should be reasonable relative to the performance of the business and total compensation paid to those included under the plan should be in line with compensation paid by the company’s peers.

Performance-Based Equity Compensation

The ESG Policy supports performance-based equity compensation plans for senior executives; where it is warranted by both their performance, and that of the company. While it is unnecessary to base equity-based compensation for all employees to company performance, placing such limitations on grants to senior executives is considered advisable (although in specific scenarios equity-based compensation granted to senior executives without performance criteria is acceptable under Benchmark Policy guidelines, such as in the case of moderate incentive grants made in an initial offer of employment). While it is not uncommon for a board to state that tying equity compensation to performance goals may hinder them in attracting, and retaining, talented executives, the ESG Policy takes the stance that performance-based compensation aids in aligning executive interests to that of shareholders, and as such will support the company in achieving its objectives.

The ESG Policy will generally vote in favor of all performance-based option or share schemes; with the exception of plans that include a provision to allow for the re-testing of performance conditions; for which a vote against is recommended.

Director Compensation

The ESG Policy supports non-employee directors receiving an appropriate form, and level, of compensation for the time and effort they spend serving on the board and its committees; and director fees being at a level that allows a company to retain and attract qualified individuals. The ESG Policy compares the cost of director compensation to that of peer companies with similar market capitalizations in the same country so that compensation plans may be evaluated thoroughly, and a fair vote outcome reached.

Retirement Benefits for Directors

The ESG Policy will typically vote against the granting of retirement benefits to non-executive directors. Such extended payments can impair the objectivity and independence of these board members. Initial, and annual fees should be of a level that provides appropriate compensation to directors throughout their service to the company.

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Limits on Executive Compensation

As a general rule, shareholders should not seek to micromanage executive compensation programs. Such matters should be left to the board’s compensation committee. The election of directors, and specifically those who sit on the compensation committee, is viewed as an appropriate mechanism for shareholders to express their support, or disapproval, of board policy on this issue. Further, companies whose pay-for-performance is in line with their peers should be granted the flexibility to compensate their executives in a manner that drives sustainable growth. However, the ESG Policy favors performance-based compensation as an effective means of motivating executives to act in the best interests of shareholders. Performance-based compensation may be limited if a chief executive’s pay is capped at a low level rather than flexibly tied to the performance of the company.

Pay-for-Performance

An integral part of a well-structured remuneration package is a successful link between pay and performance. Glass Lewis’s proprietary pay-for-performance model, which serves as the ESG Policy’s primary quantitative analysis, was developed to better evaluate the link between pay and performance. Generally, remuneration and performance are measured against a peer group of appropriate companies that may overlap, to a certain extent, with a company’s self-disclosed peers. This quantitative analysis provides a consistent framework and historical context to determine how well companies link executive remuneration to relative performance. Glass Lewis’s methodology takes a scorecard-based approach in evaluating pay-and-performance alignment. Final alignment scores are determined by the weighted sum of up to five tests, each with their own severity rating. Overall scores and ratings range as follows:

●	Severe Concern: 0 to 20 points

●	High Concern: 21 to 40 points

●	Medium Concern: 41 to 60 points

●	Low Concern: 61 to 80 points

●	Negligible Concern: 81 to 100 points

The individual tests are as follows:

●	Total vested CEO pay vs. TSR:

●	Total vested CEO pay vs. financial performance;

●	CEO STI payouts (in relation to maximum opportunity) vs. TSR;

●	CEO LTI payouts (in relation to maximum opportunity) vs. TSR;

○	Alternative test for STI and LTI payout: Total vested CEO pay vs. company size measures as multiple of median;

●	Qualitative downward modifier.

Separately, a specific comparison between the company’s executive pay and its peers’ executive pay levels may be discussed in the analysis of the remuneration report proposals for additional insight into the score. Likewise, a specific comparison between the company’s performance and its peers’ performance may be reflected in the analysis for further context.

Companies that demonstrate a weaker link (an overall rating of “Severe Concern” or “High Concern”) are more likely to receive a negative recommendation under the ESG Policy; however, other qualitative factors are

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considered in developing recommendations as each company is reviewed on a case-by-case basis. These additional factors include, but are not limited to, the consideration of competitors based in other regions (and, therefore, excluded from the peer group utilized by the model), overall incentive structure, trajectory of the program and disclosed future changes, the operational, economic and business context for the year in review, reasonable payout levels, or the presence of compelling disclosure explaining any deviation from best practice. These factors may provide sufficient rationale for the ESG Policy to recommend in favor of a proposal, even there is an identified disconnect between pay and performance.

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Governance Structure

Amendments to the Articles of Association

The ESG Policy will evaluate proposed amendments to a company’s articles of association on a case-by-case basis. The ESG Policy is generally opposed to bundling several amendments under a single proposal as it prevents shareholders from evaluating each amendment on its own merits. In cases, where it is a bundled amendment, the ESG Policy will evaluate each amendment individually and only support the proposal if, in the aggregate, the amendments are in the best interests of shareholders.

Anti-Takeover Measures

Multi-Class Share Structures

The ESG Policy views multi-class share structures as not in the best interests of shareholders and, instead, is in favor of one vote per share. This structure operates as a safeguard for common shareholders by ensuring that those who hold a significant minority of shares are still able to weigh in on issues set forth by the board. The economic stake of each shareholder should match their voting power and that no small group of shareholders, family or otherwise, should have differing voting rights from those of all other shareholders.

The ESG Policy considers a multi-class share structure as having the potential to negatively impact the overall corporate governance of a company. Companies should have share class structures that protect the interests of non-controlling shareholders as well as any controlling entity. Therefore, the ESG Policy will generally vote in favor of recapitalization proposals to eliminate multi-class share structures. Similarly, the ESG Policy will typically vote against proposals to adopt a new class of common stock.

Cumulative Voting

When voting on cumulative voting proposals, the ESG Policy will factor in the independence of the board and the company’s governance structure. Cumulative voting is often found on ballots at companies where independence is lacking and where the appropriate balances favoring the interests of shareholders are not in place. However, cumulative voting increases the ability of minority shareholders to elect a director by allowing shareholders to cast as many shares of stock they own multiplied by the number of directors to be elected. Cumulative voting allows shareholders to cast all their votes for one single nominee, or a smaller number of nominees than up for election, thereby raising the likelihood of electing one or more of their preferred nominees to the board. Accordingly, cumulative voting generally acts as a safeguard for shareholders by ensuring that those who hold a significant minority of shares can elect a candidate of their choosing to the board. As a result, the ESG Policy will typically vote in favor proposals concerning cumulative voting.

However, in the case where the company has adopted a true majority vote standard (i.e., where a director must receive a majority of votes cast to be elected, as opposed to a modified policy indicated by a resignation policy only), the ESG Policy will vote against cumulative voting proposals due to the incompatibility of the two election methods. For companies, that have not adopted the true majority vote standard but have some form of majority voting, the ESG Policy will also vote against cumulative voting proposals if the company has also not adopted anti-takeover provisions and has been responsive to shareholders.

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In instances where a company has not adopted majority voting standards and is facing both an election on the adoption of majority voting and a proposal to adopt cumulative voting, the ESG Policy will support only the majority voting proposal.

Fair Price Provision

Fair price provisions, which are rare, require that certain minimum price and procedural requirements to be observed by any party that acquires more than a specified percentage of a corporation’s common stock. The intention of this provision is to protect minority shareholder value when an acquirer seeks to accomplish a merger or other transaction which would eliminate or change the rights of the shareholder. Fair price provisions sometimes protect the rights of shareholders in a takeover situation. However, more often than not they act as an impediment to takeovers, potentially limiting gains to shareholders from a variety of transactions that could potentially increase share price. As a result, the ESG Policy will generally oppose fair price provisions.

Supermajority Vote Requirements

The ESG Policy favors a simple majority voting structure except where a supermajority voting requirement is explicitly intended to protect the rights of minority shareholders in a controlled company. In the case of non-controlled companies, supermajority vote requirements act as impediments to shareholder action on ballot items that are critical to their interests. For example, supermajority vote requirements can strongly limit the voice of shareholders in making decisions on critical matters such as the selling of the business. Supermajority vote requirements can also allow small groups of shareholders to overrule and dictate the will of the majority of shareholders. Thus, having a simple majority is appropriate for protecting the rights of all shareholders.

Poison Pills (Shareholder Rights Plan)

The ESG Policy will generally oppose companies’ adoption of poison pills, as they can reduce management accountability by substantially limiting opportunities for corporate takeovers. As a result, rights plans can prevent shareholders from receiving a buy-out premium for their stock. Generally, the ESG Policy will vote against these plans to protect their financial interests. While boards should be given wide latitude in directing the activities of the company and charting the company’s course, on an issue such as this where the link between the financial interests of shareholders and their right to consider and accept buyout offers is so substantial, shareholders should be allowed to vote on whether or not they support such a plan’s implementation. In certain limited circumstances, the ESG Policy will support a limited poison pill to accomplish a particular objective, such as the closing of an important merger, or a pill that contains a reasonable ‘qualifying offer’ clause.

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Increase in Authorized Shares

Adequate capital stock is important to a company’s operation. When analyzing a request for additional shares, the ESG Policy will typically review four common reasons why a company may need additional capital stock:

1.	Stock Split	Three Metrics:
(a) Historical stock pre-split price (if any)
(b) Current price relative to the company’s most common trading price over the past 52 weeks
(c) Some absolute limits on stock price (that will either make the split appropriate or would produce an unreasonable price)
2.	Shareholder Defenses	Additional authorized shares could be used to bolster takeover defenses such as a poison pill. The proxy filings often discuss the usefulness of additional shares in defending against a hostile takeover.
3.	Financing for Acquisitions	Examine whether the company has a history of using stock for acquisitions and attempts to determine what levels of stock have generally been required to accomplish such transactions.
4.	Financing for Operations	Review the company’s cash position and its ability to secure financing through borrowing or other means.

The ESG Policy will generally support proposals when a company could reasonably use the requested shares for financing, stock splits and stock dividends, as having adequate shares to allow management to make quick decisions and effectively operate the business is critical. The ESG Policy favors that, when a company is undertaking significant transactions, management will justify its use of additional shares rather than providing a blank check in the form of large pools of unallocated shares available for any purpose.

Generally, the ESG Policy will support proposals to increase authorized shares up to 100% of the number of shares currently authorized unless, after the increase the company would be left with less than 30% of its authorized shares outstanding. In markets where such authorities typically also authorize the board to issue new shares without separate shareholder approval, the ESG Policy applies the policy described below on the issuance of shares.

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Issuance of Shares

The issuance of additional shares generally dilutes existing shareholders in most circumstances. Further, the availability of additional shares, where the board has discretion to implement a poison pill, can often serve as a deterrent to interested suitors. In cases where a company has not detailed a plan for use of the proposed shares, or where the number of shares far exceeds those needed to accomplish a detailed plan, the ESG Policy will typically vote against the authorization of additional shares. In the case of a private placement, the ESG Policy will also factor in whether the company is offering a discount to its share price.

Generally, the ESG Policy will support proposals to authorize the board to issue shares (with pre-emptive rights) when the requested increase is equal to or less than the current issued share capital. The authority of these shares should not exceed five years unless that is the market best practice. In accordance with the different market practices, the specific thresholds for share issuance can vary. And, as a result, the ESG Policy will vote on these proposals on a case-by-case basis.

The ESG Policy will also generally support proposals to suspend pre-emption rights for a maximum of 5-20% of the issued ordinary share capital of the company, depending on best practice in the country in which the company is located. This authority should not exceed five years, or less for some countries.

Repurchase of Shares

The ESG Policy typically supports proposals to repurchase shares when the plan includes the following provisions:

(i)	A maximum number of shares which may be purchased (typically not more than 10-15% of the issued share capital); and

(ii)	A maximum price which may be paid for each share (as a percentage of the market price).

Reincorporation

A company is in the best position to determine the appropriate jurisdiction of incorporation. The ESG Policy will factor in several elements when a management proposal to reincorporate the company is put to vote. These elements include reviewing the relevant financial benefits, generally related to incorporate tax treatment, as well as changes in corporate governance provisions, especially those related to shareholder rights, resulting from the change in domicile. In cases where the financial benefits are too small to be meaningful and there is a decrease in shareholder rights, the ESG Policy will vote against the transaction.

Tax Havens

The ESG Policy evaluates a company’s potential exposure to risks related to a company’s tax haven policies on an as-needed basis and will support shareholder proposals requesting that companies report on the risks associated with their use of tax havens or that request that companies adopt policies to discontinue operations or withdraw from tax havens. The ESG Policy will also vote against reincorporation proposals when companies have proposed to redomicile in known tax havens.

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Advance Notice Requirements

Typically, the ESG Policy will recommend vote against provisions that would require advance notice of shareholder proposals or of director nominees. Advance notice requirements typically range between three to six months prior to the annual meeting. These requirements often make it impossible for a shareholder who misses the deadline to present a shareholder proposal or director nominee that may be in the best interests of the company. Shareholders should be able to review and vote on all proposals and director nominees and are able to vote against proposals that appear with little prior notice. Therefore, by setting advance notice requirements it limits the opportunity for shareholders to raise issues that may arise after the window closes.

Transaction of Other Business

In general, the ESG Policy will vote against proposals that put the transaction of other business items proposal up for vote at an annual or special meeting, as granting unfettered discretion is unwise.

Anti-Greenmail Proposals

The ESG Policy will support proposals to adopt a provision preventing the payment of greenmail, which would serve to prevent companies from buying back company stock at significant premiums from a certain shareholder. The anti-greenmail provision helps to protect the company as it requires that a majority of shareholders other than the majority shareholder approve the buyback, thus, eliminating cases where a majority shareholder could attempt to charge a board a large premium for the shares.

Virtual-Only Shareholder Meetings

A growing number of companies have elected to hold shareholder meetings by virtual means only. The ESG Policy supports companies allowing a virtual option alongside an in-person meeting, so long as the shareholder interests are not compromised. Without proper controls, conducting a virtual-only meeting of shareholders could eliminate or significantly limit the rights of shareholders to confront, and ask management on any concerns they may have. When companies decide to only hold virtual-only meetings, the ESG Policy will examine the level of disclosure provided by the company on the virtual meeting procedures and may vote against members of the nominating and governance committee if the company does not provide disclosure assuring that shareholders will be afforded the same rights and opportunities to participate as they would at an in-person meeting.

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Mergers, Acquisitions & Contested Meetings

For merger and acquisition proposals, the ESG Policy undertakes a thorough examination of all elements of the transactions and determine the transaction’s likelihood of maximizing shareholder return. In order to make a voting recommendation, the ESG Policy will examine the process conducted, the specific parties and individuals involved in negotiating an agreement, as well as the economic and governance terms of the proposal.

In the case of contested merger situations, or board proxy fights, the ESG Policy will evaluate the plan presented by the dissident party and how, if elected, it plans to enhance or protect shareholder value. The ESG Policy will also consider any concerns presented by the board, including any plans for improving the performance of the company, when making the ultimate recommendation. In addition, the ESG Policy will support shareholder proposals asking a company to consider the effects of a merger, spin-off, or other transaction on its employees and other stakeholders.

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Shareholder Proposals

The ESG Policy has a strong emphasis on enhancing the environmental, social and governance performance of companies. Accordingly, the ESG Policy will be broadly supportive of environmental and social shareholder proposals aimed at enhancing a company’s policies and performance with respect to such issues. The ESG Policy will carefully examine each proposal’s merits in order to ensure it seeks enhanced environmental disclosure and/or practices, and is not conversely aimed at limiting environmental or social disclosure or practices. Accordingly, the ESG Policy will not support proposals aimed at limiting or rescinding companies’ ESG-related disclosures, goals or initiatives

Governance Proposals

The ESG Policy supports increased shareholder participation and access to a company and its board of directors. Accordingly, the ESG Policy will generally vote in favor of initiatives that seek to enhance shareholder rights, such as the introduction of majority voting to elect directors, the adoption and amendment of proxy access bylaws, the elimination/reduction of supermajority provisions, the declassification of the board, the submission of shareholder rights’ plans to a shareholder vote, and the principle of one share, one vote.

The ESG Policy will also support proposals aimed at increasing the diversity of boards or management as well as those requesting additional information concerning workforce diversity and the adoption of more inclusive nondiscrimination policies. Further, the ESG Policy will support enhanced oversight of environmental and social issues at the board level by supporting resolutions calling for the creation of an environmental or social committee of the board or proposals requesting that the board adopt a subject-matter expert, such as one with deep knowledge and experience in human rights or climate change-related issues. The ESG Policy will also generally vote for proposals seeking to increase disclosure of a company’s business ethics and code of conduct, as well as of its activities that relate to social welfare.

Environmental Proposals

The ESG Policy will generally support proposals regarding the environment, including those seeking improved sustainability reporting and disclosure about company practices which impact the environment. The ESG Policy will vote in favor of increased disclosure of a company’s environmental risk through company-specific disclosure as well as compliance with international environmental conventions and adherence to environmental principles. Similarly, the ESG Policy will support proposals requesting companies develop greenhouse gas emissions reduction goals, comprehensive recycling programs, and other proactive means to mitigate a company’s environmental footprint.

The ESG Policy will also vote for proposals seeking that companies provide certain disclosures or adopt certain policies related to mitigating their climate change-related risks. For example, regardless of industry, the ESG Policy will support proposals requesting that companies disclose information concerning their scenario analyses or that request the company provide disclosure in line with certain globally-recognized environmental and social reporting recommendations. Further, the ESG Policy will support proposals requesting that a company consider energy efficiency and renewable energy sources in its project development and overall business strategy.

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The ESG Policy will also evaluate a company’s impact on the environment, in addition to the regulatory risk a company may face by not adopting environmentally responsible policies.

Say on Climate

Shareholder Proposals

Beginning in 2021, companies began placing management proposals on their ballots that ask shareholders to vote on their climate transition plans, or a Say on Climate vote. The ESG Policy will generally recommend in favor of shareholder proposals requesting that companies adopt a Say on Climate vote.

Management Proposals

When evaluating management-sponsored votes seeking approval of climate transition plans the ESG Policy looks to the board to provide information concerning the governance of the Say on Climate vote. Specifically, the ESG Policy evaluates whether companies provide sufficient disclosure concerning the board’s role in setting strategy in light of this vote, and how the board intends to interpret the vote results for the proposal. In instances where disclosure concerning the governance of the Say on Climate vote is not present, the ESG Policy will either abstain, or, depending on the quality of the plan presented, will vote against the proposal.

The ESG Policy also looks to companies to clearly articulate their climate plans in a distinct and easily understandable document, this disclosure, it is important that companies clearly explain their goals, how their GHG emissions targets support achievement of broader goals (i.e. net zero emissions goals), and any foreseeable obstacles that could hinder their progress on these initiatives.

When evaluating these proposals, the ESG Policy will take into account a variety of factors, including: (i) the request of the resolution (e.g., whether companies are asking shareholders to approve its disclosure or its strategy); (ii) the board’s role in overseeing the company’s climate strategy; (iii) the company’s industry and size; (iv) whether the company’s GHG emissions targets and the disclosure of these targets appear reasonable in light of its operations and risk profile; and (iv) where the company is on its climate reporting journey (e.g., whether the company has been reporting and engaging with shareholders on climate risk for a number of years or if this is a relatively new initiative). In addition, the ESG Policy will closely evaluate any stated net zero ambitions or targets. If these goals are absent, the ESG Policy will generally vote against management Say on Climate proposals.

Social Proposals

The ESG Policy will support proposals requesting that a company develop sustainable business practices, such as animal welfare policies, human rights policies, and fair lending policies. Furthermore, the ESG Policy will support reporting and reviewing a company’s political and charitable spending as well as its lobbying practices. In addition, the ESG Policy will support proposals requesting that companies cease political spending or associated activities.

The ESG Policy will also generally support enhancing the rights of workers, as well as considering the communities and broader constituents in the areas in which companies do business. Accordingly, the ESG Policy will generally vote for proposals requesting that companies provide greater disclosure regarding impact on local stakeholders, workers’ rights and human rights in general. In addition, the ESG Policy will support proposals for

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companies to adopt or comply with certain codes of conduct relating to labor standards, human rights conventions, and corporate responsibility at large. The ESG Policy will also support proposals requesting independent verification of a company’s contractors’ compliance with labor and human rights standards. In addition, the ESG Policy supports the International Labor Organization standards and encourage companies to adopt such standards in its business operations.

The ESG Policy will provide for a review of the performance and oversight of certain directors in instances in which a company is found to have violated international human rights standards. Pursuant to the ESG Policy, if directors have not adequately overseen the overall business strategy of the company to ensure that basic human rights standards are met or if a company is subject to regulatory or legal action with a foreign government or entity due to human rights violations, the Policy may vote against directors taking into account the severity of the violations and the outcome of the claims.

The ESG Policy also generally votes in favor of proposals seeking increased disclosure regarding public health and safety issues, including those related to product responsibility. In particular, the ESG Policy supports proposals calling for the labeling of the use of genetically modified organisms (GMOs), the elimination or reduction of toxic emissions and use of toxic chemicals in manufacturing, and the prohibition of tobacco sales to minors. The ESG Policy also supports proposals seeking a report on a company’s drug reimportation guidelines, as well as on a company’s ethical responsibility as it relates to drug distribution and manufacture. The ESG Policy further supports proposals related to worker safety and companies’ compliance with internationally recognized human rights or safety standards.

Compensation Proposals

The ESG Policy recognizes that ESG performance factors should be an important component of the overall consideration of proper levels of executive performance and compensation. Therefore, the ESG Policy generally votes in favor of proposals seeking to tie executive compensation to performance measures such as compliance with environmental regulations, health and safety regulations, nondiscrimination laws and compliance with international human rights standards. Furthermore, the ESG Policy will generally support proposals that seek to evaluate overall director performance based on environmental and social criteria.

The ESG Policy will support proposals seeking to prohibit or require more disclosure about stock hedging and pledging by executives. The ESG Policy will also generally support proposals requesting that companies adopt executive stock retention policies and prohibiting the accelerated vesting of equity awards. Furthermore, the ESG Policy will vote in favor of shareholder proposals to link pay with performance, to eliminate or require shareholder approval of golden coffins, and to clawback unearned bonuses. Finally, the ESG Policy will support proposals requesting disclosure from companies regarding gender pay inequity and company initiatives to reduce the gap in compensation paid to women compared to men.

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DISCLAIMER

© 2025 Glass, Lewis & Co., and/or its affiliates. All Rights Reserved.

This document is intended to provide an overview of the Glass Lewis ESG thematic proxy voting policy. These guidelines are meant to be an option for institutional investors interested in aligning their proxy voting with the named theme and can be fully customized by clients to reflect their investment strategies and views.

The information included herein is not intended to be exhaustive and does not address all potential voting issues. Glass Lewis’ proxy voting guidelines, as they generally apply to certain issues or types of proposals, are further explained in supplemental guidelines and reports that are made available on Glass Lewis’ website – http://www.glasslewis.com. None of Glass Lewis’ guidelines have been set or approved by the U.S. Securities and Exchange Commission or any other regulatory body. Additionally, none of the information contained herein is or should be relied upon as investment advice. The content of this document has been developed based on Glass Lewis’ experience with proxy voting and corporate governance issues, engagement with clients and issuers, and review of relevant studies and surveys, and has not been tailored to any specific person or entity. Glass Lewis’ proxy voting guidelines are grounded in corporate governance best practices, which often exceed minimum legal requirements. Accordingly, unless specifically noted otherwise, a failure to meet these guidelines should not be understood to mean that the company or individual involved has failed to meet applicable legal requirements.

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